10012318

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

Received SEC

JUL 09 2010

Washington, DC 20549

For the Month of July, 2010

1-15240
(Commission File Number)

JAMES HARDIE INDUSTRIES SE
(Translation of registrant's name into English)

Second Floor, Europa House
Harcourt Centre, Harcourt Street
Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Safe Harbor Statements

This company statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

- statements about the company's future performance;
- projections of results of operations or financial condition;
- statements regarding plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or the company's products;
- expectations concerning the costs associated with the suspension or closure of operations at any of its plants and future plans with respect to any such plants;
- expectations that the company's credit facilities will be extended or renewed;
- expectations concerning dividend payments;
- statements concerning the company's corporate and tax domiciles and potential changes to them, including potential tax charges;
- statements regarding tax liabilities and related audits, reviews and proceedings;
- statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by ASIC;
- expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
- expectations concerning indemnification obligations;
- statements about product or environmental liabilities; and
- statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company's control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Key Information — Risk Factors" beginning on page 6, of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010 include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company's financial statements as an asbestos liability; proposed governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; seasonal fluctuations in the demand for its products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy the company's products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company's corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	2010 James Hardie Annual Report – Filed with the Australian Stock Exchange on June 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries SE

Date: Thursday, 8 July 2010

By: Marcin Firek

Marcin Firek
Company Secretary

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	2010 James Hardie Annual Report – Filed with the Australian Stock Exchange on June 30, 2010

James Hardie

Exhibit 99.1



JAMES HARDIE
ANNUAL REPORT
2010



CONTENTS

FINANCIAL STATEMENTS

See pages 34–36 for definitions, abbreviations and information about the terminology used in this report.

James Hardie Industries SE
(ARBN 097 829 895)

Incorporated in Ireland with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719.

The liability of its members is limited.

RESULTS AT A GLANCE

– Based on net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand and the Philippines.

– Our fibre cement products are used in a number of markets, including new residential construction, manufactured housing and repair and remodelling and a variety of commercial and industrial applications.

– We manufacture numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades and floor and tile underlay.

– We employ around 2,500 people and generated net sales of US$1.1 billion in fiscal year 2010.

In our major market in the United States, annualised seasonally-adjusted housing starts in March 2010 were 531,000, still significantly below the January 2006 peak of 1.823 million annualised starts, but 11% above the trough in April 2009. During fiscal year 2010, residential housing approvals increased in Australia and New Zealand. In these conditions, all our businesses performed strongly:

– Total net sales were down 6%, from US$1,202.6 million to US$1,124.6 million.

– Gross profit increased 7% from US$388.8 million to US$416.1 million.

– Gross profit margin increased 4.7 percentage points to 37.0%.

– Net operating profit decreased from a net operating profit of US$136.3 million in fiscal year 2009 to a net operating loss of US$84.9 in fiscal year 2010.

The fiscal year 2010 loss includes unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expenses of US$2.1 million, AICF interest income of US$3.3 million, a realised gain on the sale of AICF investments of US$6.7 million, and a tax expense related to asbestos adjustments of US$1.1 million.

Net operating profit excluding asbestos increased 67% to US$132.5 million.

– EBIT excluding asbestos increased by 31% to US$205.3 million, compared to US$156.9 million for the prior year.

– EBIT margin excluding asbestos and ASIC expenses increased by 5.3 percentage points to 18.3%.

– As a percentage of sales, SG&A expenses declined 0.9 of a percentage point to 16.5%.

– Diluted earnings per share excluding asbestos increased 66% from US18.3 cents to US30.3 cents.

(Millions of US dollars)	**2010**	2009	% Change
Net sales			
USA and Europe Fibre Cement	**$ 828.1**	$ 929.3	(11)
Asia Pacific Fibre Cement	**296.5**	273.3	9
Total net sales	**1,124.6**	1,202.6	(6)
Cost of goods sold	**(708.5)**	(813.8)	13
Gross profit	**416.1**	388.8	7
Selling, general and administrative expenses	**(185.8)**	(208.8)	11
Research and development expenses	**(27.1)**	(23.8)	(14)
Asbestos adjustments	**(224.2)**	17.4	–
EBIT	**(21.0)**	173.6	–
Net interest expense	**(4.0)**	(3.0)	(33)
Other income (expense)	**6.3**	(14.8)	–
Operating (loss) income before taxes	**(18.7)**	155.8	–
Income tax expense	**(66.2)**	(19.5)	–
Net operating profit (loss)	**$ (84.9)**	$ 136.3	–
Volume (mmsf)			
USA and Europe Fibre Cement	**1,303.7**	1,526.6	(15)
Asia Pacific Fibre Cement	**389.6**	390.6	–
Average net sales price per unit (per msf)			
USA and Europe Fibre Cement	**US$ 635**	US$ 609	4
Asia Pacific Fibre Cement	**A$ 894**	A$ 879	2



10 1,124.6
09 1,202.6
08 1,468.8
07 1,542.9
06 1,488.5

Net Sales
(Millions of US dollars)



10 50.5
09 26.1
08 38.5
07 92.1
06 162.8

Capital Expenditure
(Millions of US dollars)



10 205.3
09 156.9
08 207.5
07 318.9
06 280.7

EBIT[1]
(Millions of US dollars)



10 267.0
09 213.3
08 264.0
07 369.6
06 326.0

EBITDA[1]
(Millions of US dollars)



10 132.5
09 79.3
08 117.3
07 222.2
06 208.9

Net Operating Profits[1,2]
(Millions of US dollars)



10 18.3
09 13.0
08 14.1
07 20.7
06 18.9

EBIT Margin[1]
(%)



10 30.3
09 18.3
08 25.7
07 47.6
06 45.2

Diluted Earnings per Share[1]
(US cents)



10 17.1
09 15.3
08 18.1
07 26.6
06 28.9

Return on Capital Employed
(%)

To allow readers to assess the underlying performance of the fibre cement business, unless otherwise stated, graphs and editorial comments throughout this report refer to results from continuing operations excluding:

- For fiscal year 2010 - unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expenses of US$2.1 million, AICF interest income of US$3.3 million, a realised gain on the sale of AICF investments of US$6.7 million and tax expense related to asbestos adjustments of US$1.1 million.
- For fiscal year 2009 - favourable asbestos adjustments of US$17.4 million, AICF SG&A expenses of US$0.7 million, AICF interest income of US$6.4 million, impairment of AICF investments of US$14.8 million and tax benefit related to asbestos adjustments of US$48.7 million.

Balance sheet references exclude the net AFFA liability of US$966.2 million and US$756.6 million at 31 March 2010 and 2009, respectively.

[1] See Definitions starting on page 34.

[2] Includes discontinued operations.



CHAIRMAN'S REPORT

My report last year mentioned the challenges we had as a company and the continuing uncertainty in the general economic situation.

In this past year, we have made significant progress in both the financial and other operating results of the company, despite the economic situation remaining quite uncertain – especially in our major market, the US housing market. Major progress also continues to be made on James Hardie's legacy issues.

With your support at the Extraordinary Meetings held in August 2009 and June 2010, we have resolved the complex issue of domicile, and have transformed ourselves into an Irish SE company. Our office on Harcourt Street in central Dublin now manages our Treasury and Intellectual Property functions and the company's Secretariat. Our senior operating leadership can now spend essentially all of their time in our operations and major markets, and our governance structure has been simplified to a single board of directors.

With the agreements we reached with the US IRS and the ATO last fiscal year, we resolved the outstanding tax issues that faced the company, with the exception of the 1999 disputed amended assessment for RCI, where we still await judgment from the hearing in September 2009.

The company's improved cash flow for fiscal year 2010 means that we will contribute approximately US$64 million to the AICF on 1 July 2010. We should all be encouraged that the AFFA has proved itself to be a robust and flexible agreement that simultaneously enables James Hardie to grow and be profitable, while meeting its commitments to the asbestos liabilities of former group companies.

May 2010 also saw the completion of the Court of Appeal hearings in the ASIC proceedings, and the judgment will bring us closer to finalising this issue.

From a business point of view, especially considering the uncertain market conditions, Louis Gries and his team produced outstanding financial results in profit and cash flow and continued to make progress in other operational areas such as health and safety. Also during fiscal year 2010, the James Hardie management team put in place or developed many strategic initiatives that will continue to benefit the company for many years to come, including HardieZone™ siding products engineered for different climates, Job Pack, where James Hardie products are delivered to a site in house lots, and the continuing development of our presence in the repair and remodelling market segment.

Dividends

We know that the issue of when the dividend might be reinstated is an important subject to all of us as shareholders. We decided in May 2009 to omit the year-end dividend for fiscal year 2009 to conserve capital, and then to continue to omit dividends until market and global economic conditions improved significantly and the level of uncertainty surrounding future industry trends and company-specific contingencies dissipated. These external economic uncertainties continue and we still await the final resolution of the 1999 ATO decision. Until the company has more clarity on the issues mentioned, we have determined that it continues to be appropriate to omit dividend payments.

Shareholder meetings

As an Irish company we will be holding our Board meetings in Ireland and we plan to hold all shareholder meetings there also. We will simulcast these meetings so that those shareholders who cannot attend in person can participate in real time. In addition, Louis Gries and his team and I will, of course, continue to meet with shareholders on a periodic basis.

Summary

On balance, we are pleased with the continued progress achieved last year on legacy issues and with the operational results of the company, despite the economic difficulties we are all living through. Beyond these specific accomplishments in 2010, James Hardie, under the leadership of Louis Gries, has continued to put in place those strategic building blocks – product, operational and organisational – that are necessary for the continued outstanding success of the company in the medium and longer term.

Michael Hammes


10 13.2
09 9.1
08 13.2
07 24.0
06 29.1

Return on Shareholders Funds (%)


10 0.0
09 8.0
08 27.0
07 9.0
06 10.0

Dividends Paid per Share (US cents)

CEO'S REPORT



The key result for fiscal year 2010 was that all the businesses ran well, despite the lack of market opportunity that faced the US business.

Although we believe that we have reached the bottom of the housing downturn in the US, this is obviously at a very low level.

Net sales decreased 6% to US$1,124.6 million due to the lower market opportunity, but gross profit was up 7% to US$416.1 million and EBIT excluding asbestos and ASIC expenses, was 22% higher, at US$208.7 million, compared to last year.

USA and Europe Fibre Cement

For the full year, USA and Europe Fibre Cement sales volume was down 15%, reflecting the downturn in the housing construction market, while sales were down 11% compared to fiscal year 2009, to US$828.1 million.

The fiscal year 2010 results were helped on the costs side with freight, pulp and energy costs being lower than in the prior year, although these started to increase in the last quarter of fiscal year 2010.

EBIT increased 5% to US$208.5 million, driven by lower input costs, higher average net sales price and improved plant performance, partially offset by lower sales volume and a resulting increase in the fixed unit cost of manufacturing as fixed costs were spread over significantly lower production volume. The EBIT margin was 25.2%.

Asia Pacific Fibre Cement

Net sales increased 9% to US$296.5 million, compared to US$273.3 million for fiscal year 2009. In Australian dollars, net sales increased 2% due to an increase in average net sales price, while sales volume was stable.

Asia Pacific Fibre Cement EBIT increased 25% from US$47.1 million in fiscal year 2009 to US$58.7 million. In Australian dollars, Asia Pacific Fibre Cement EBIT increased 14% due to strong primary demand growth offsetting weaker local markets, an increase in average net sales price and favourable product mix shift, together with lower raw materials costs and reduced manufacturing costs. The EBIT margin for the business was 19.8%.

Outlook

Although new housing construction activity in the US improved in the fourth quarter of fiscal year 2010, the start of fiscal year 2011 has seen another decline in US new housing numbers following the expiry of the government's housing initiatives on 30 April 2010.

Analysts are now less confident that the US housing market will improve in fiscal year 2011. Severe challenges remain, including constrained credit conditions that are restricting the availability of finance for prospective buyers and developers, a weak employment market, and a continuing supply of foreclosed homes.

Asia Pacific markets that James Hardie participates in are likely to be somewhat better in fiscal year 2011 than in fiscal year 2010.

Operating costs are expected to be considerably higher than in fiscal year 2010, as market demand puts upward pressure on basic commodity prices.

Despite the challenging environment and higher input costs, the company will continue to pursue strong financial returns, and, at the same time, increase spending on long-term product and market initiatives.

Legacy issues

During the year, we continued to make progress on the legacy issues that face the company, reducing distractions for management and uncertainty for shareholders.

In September 2009, the Federal Court of Australia heard our appeal against the ATO's Objection Decision in the 1999 Disputed Amended Assessment issued to RCI and we await a decision.

The appeals lodged by the company's former directors and officers against Justice Gzell's judgments were heard in April 2010 and the appeal lodged by the company was heard in May 2010. Again, judgment is awaited.

The most significant progress was made in the area of our domicile, when on 17 June 2010, we finalised our transformation to an Irish Societas Europaea company, domiciled in Ireland.

These issues are described in more detail in Management's Analysis of Results on pages 22–33 of this annual report.

Our focus for fiscal year 2011

Last year, when we were closer to the worst part of the downturn, we were cautious about spending and growth initiatives. In October 2009, we committed to the first wave of growth initiatives and in January 2010 we made some organisational changes designed to support these growth initiatives, making Nigel Rigby responsible for all the US operations and Mark Fisher responsible for research and development, engineering, manufacturing, logistics and product management, as well as the company's non-US businesses.

We will continue to focus on delivering good returns and long term share gains. We will do this by increasing primary demand growth, moving to a higher value mix that is difficult for others to copy, pursuing zero to the landfill initiative in the plants, and – as we start ramping up the growth initiatives – making sure we have the organisational capabilities to achieve the growth initiatives.

Overall, we are facing a challenging year, with pressure from both higher input costs and a weak US housing market, but we are confident that we will continue to generate above industry average returns and growth.

Louis Gries


10 447.9
09 521.5
08 509.6
07 524.1
06 450.7

Net Sales/Employee
(Thousands of US dollars)


10 81.8
09 68.0
08 72.0
07 108.3
06 85.0

EBIT/Employee
(Thousands of US dollars)



CFO'S REPORT

Our fiscal year 2010 results were affected by continuing weak economic activity, particularly in the US, where some improvement in consumer sentiment and affordability was offset by a soft employment market and constraints in the availability of credit.

Despite this, all businesses performed well, enabling the company to generate strong cash flow. This allowed us to more than halve net debt in the year, putting us in a very strong financial position.

Consolidated results
The results for the business segments are described in detail on pages 10–12 of this annual report, and in Management's Analysis of Results on pages 22–33.

We recorded a net operating loss of US$84.9 million for the year, compared to a net operating profit of US$136.3 million last year. This result included unfavourable asbestos adjustments of US$224.2 million, primarily attributable to the appreciation of the Australian dollar against the US dollar.

Excluding asbestos, ASIC expenses and tax adjustments, we recorded a US$133.0 million profit, a 32% increase on last year's profit of US$100.5 million.

Financial results
Our total EBIT excluding asbestos, ASIC expenses and asset impairments, was up 22% to US$208.7 million. Adding back the adjustments, the total reported EBIT was a loss of US$21.0 million.

Corporate costs were 39% lower at US$42.9 million, primarily as a result of a drop in ASIC expenses from US$14.0 million in the prior year to US$3.4 million.

Our net interest expense of US$7.3 million for the year was lower than the prior year's US$9.4 million, reflecting a lower average level of debt through the year.

Our effective tax rate excluding asbestos and tax adjustments for fiscal year 2010 was 34.4%, versus 41.4% in the prior year. The lower rate reflected the geographic mix of earnings, with a lower percentage of US earnings which have a higher tax rate, and a higher percentage of earnings from Asia Pacific Fibre Cement.

We also had lower legacy costs in fiscal year 2010. These added to the effective tax rate in the last few years but are now dissipating and are unlikely to be material in the future. Given this, we expect the effective tax rate to continue in the mid-30% range.

Adjusted EBITDA, excluding asbestos, ASIC expenses and asset impairments, was US$270.4 million. Depreciation and amortisation amounts were in line with the prior year and the total EBITDA was US$40.7 million, versus US$230.0 million in the prior year.

Net operating cash flow was US$183.1 million, which was a significant turnaround on the prior year's figure of negative US$45.2 million, although fiscal year 2009 cash flow was affected by two material outflows which did not recur in 2010: US$110.0 million to the AICF, and US$101.6 million to the ATO for settlement of the 2002 to 2006 years.

At US$50.5 million, capital expenditure was up by 93% on the prior year.

Our debt position improved significantly, with net debt down to US$134.8 million at the end of March 2010, a decrease of US$146.8 million compared to 31 March 2009. At the end of the fiscal year we had US$291.9 million of cash and unutilised facilities. We retired US$161.7 million of debt facilities in June 2010 when they matured. At 31 March 2010, the weighted average remaining term of our facilities was 2.6 years, one year more than at 31 March 2009, as a result of a new three-year facility that we put in place at the beginning of calendar year 2010.

A$ – US$ exchange rate
Our results continued to be significantly influenced by movements in the A$-US$ exchange rate. This affects the translation of results and corporate costs that we incur in Australian dollars, as well as the asbestos liability. For the year ended 31 March 2010, the Australian dollar appreciated against the US dollar by 33%, compared to a 25% depreciation in the prior year.

Continued page 6



10 61.7
09 56.4
08 56.5
07 50.7
06 45.3

Depreciation and Amortisation
(Millions of US dollars)



10 65.1
09 68.2
08 81.9
07 91.1
06 71.6

Income Tax Expense
(Millions of US dollars)

Currency of Borrowings

(Millions of US dollars)	As at 31 March 2010	2009
Borrowings		
USD	**$ 154.0**	$ 324.0
Other	**–**	–
Total Borrowings	**$ 154.0**	$ 324.0
Deposits		
AUD	**$ 0.7**	$ 2.2
USD	**14.6**	32.3
NZD	**0.9**	1.3
PHP	**1.8**	5.4
Other	**1.2**	$ 1.2
Total Deposits	**$ 19.2**	42.4
Net Borrowings	**134.8**	$ 281.6



828.1 USA and Europe Fibre Cement

296.5 Asia Pacific Fibre Cement

Net Sales
(Millions of US dollars)

Debt Maturity Profile

(Millions of US dollars)	As at 31 March 2010	2009
Less than one year	**$ 95.0**	$ 93.3
1–2 years	**–**	230.7
2–3 years	**59.0**	–
Total Borrowings	**$ 154.0**	$ 324.0



780.8 USA and Europe Fibre Cement

216.9 Asia Pacific Fibre Cement

14.2 Research and Development

Total Identifiable Assets
(Millions of US dollars)

Capital Expenditure

(Millions of US dollars)	Year ended 31 March 2010	2009
USA and Europe Fibre Cement	**$ 40.6**	$ 20.0
Asia Pacific Fibre Cement	**6.7**	4.9
Research and Development and Corporate	**3.2**	1.2
Total Capital Expenditure	**$ 50.5**	$ 26.1

Exchange Rates (US$1=)

Weighted Average	2010	2009
AUD	**1.1749**	1.2600
NZD	**1.4740**	1.5351
Closing Spot		
AUD	**1.0919**	1.4552
NZD	**1.4088**	1.7592



208.5 USA and Europe Fibre Cement

58.7 Asia Pacific Fibre Cement

EBIT for R&D was a loss of 19.0

EBIT
(Millions of US dollars)

Gross Capital Employed

(Millions of US dollars)	2010	2009
Fixed assets	**$ 708.2**	$ 700.0
Inventories	**149.1**	128.9
Receivables/prepayments	**455.6**	293.6
Other	**0.8**	0.9
Accounts payable and accruals	**(113.7)**	(99.8)
Gross capital employed	**$ 1,200.0**	$1,023.6



10 34.4
09 41.4
08 37.9
07 32.5
06 32.9

Effective Income Tax Rate[1]
(%)



10 7.3
09 9.4
08 8.3
07 6.5
06 0.2

Net Interest Expense
(Millions of US dollars)



10 28.1
09 16.7
08 25.4
07 49.1
06 1,404.0

Net Interest Expense Cover
(Times)

[1] Excludes asbestos, asset impairments and tax adjustments.

 continued from page 4

Asbestos funding

As a result of the company's positive net operating cash flow in fiscal year 2010, James Hardie will make a contribution of A$72.8 million (US$63.7 million) to the AICF on 1 July 2010.

More information about James Hardie's asbestos compensation funding is set out on page 7 of this annual report.

Key performance ratios

Many key performance ratios for fiscal year 2010 showed improvement:

- an increase in diluted earnings per share, from US18.3 cents to US30.3 cents;
- a return on shareholders' funds of 13.2%;
- an increase in return on capital employed, from 15.3% last year to 17.1%; and
- an increase in EBIT margin, from 13.0% to 18.3%.

Our debt service capacity indicators remained strong:

- net interest expense cover of 28.1 times;
- net interest paid cover of 29.0 times; and
- net debt payback[1] of 0.7 years.

In summary, although sales volumes were down, especially in the US, the downturn was more than offset by benefits we received from input costs, which enabled us to record a much stronger overall result for the year. We also benefited from stronger Asia Pacific currencies, particularly towards the end of the year.

With costs now moving up and the Asia Pacific currencies falling relative to the US dollar, some of the benefits that prevailed in fiscal year 2010 may not be sustained through fiscal year 2011. Despite that, our cash flow continues to be strong and the company is in good financial shape.

Russell Chenu

10	4.5
09	11.5
08	12.5
07	12.5
06	10.1

Working Capital to Net Sales (%)

10	10.9
09	24.0
08	22.7
07	12.8
06	(1.6)

Gearing Ratio (%)

[1] Excludes payments under the AFFA.

Fund update

As of 31 March 2010, the AICF had cash and investment assets of A$63.1 million (US$57.8 million).

James Hardie will make a contribution of A$72.8 million (US$63.7 million) to the AICF on 1 July 2010. This amount represents 35% of the company's free cash flow, as defined by the AFFA, for fiscal year 2010.

The 2010 payment will take James Hardie's total contributions to the AICF to A$375.1 million since the beginning of 2007.

AICF notice to James Hardie and the NSW Government

On 7 November 2009, the Australian and NSW Governments announced a A$320.0 million standby facility for the AICF to cover any shortfall in funding from James Hardie, largely as a result of a downturn in the US housing industry. James Hardie continues to work with the AICF and the NSW Government to finalise the details of the facility.

This development followed the 23 April 2009 announcement by the AICF that its Board had determined that it was reasonably foreseeable that, within two years, the available assets of the AICF were likely to be insufficient to fund the payment of all reasonably foreseeable liabilities.

Annual actuarial assessment

KPMG Actuaries conducts an annual actuarial assessment of the liabilities of the AICF to enable projections to be regularly updated in line with actual claims experience and the claims outlook. Subject to the Annual Cash Flow Cap[1], James Hardie makes payments to the AICF based on these annual actuarial assessments.

James Hardie discloses summary information on claims numbers with its quarterly results releases. The more detailed information contained in the annual actuarial report is made public each year. All of the KPMG Actuaries' reports are available in the Investor Relations area of the James Hardie website (www.jameshardie.com).

Updated actuarial assessment

James Hardie received an updated actuarial report from KMPG Actuaries at 31 March 2010, which showed the discounted central estimate of the asbestos liability decreased from A$1.782 billion at 31 March 2009 to A$1.537 billion at 31 March 2010.

The reduction in the discounted central estimate of A$245.0 million is primarily due to increases in yields on Government Bonds, which are used for discounting the future cash flows; and a reduction in the projected future number of claims to be reported for a number of disease types.

The graph at the bottom of this page shows the undiscounted range that KPMG Actuaries have derived each year, as well as the discounted and undiscounted central estimates.

Accounting for asbestos liabilities

The asbestos-related assets and liabilities are denominated in Australian dollars. This means the reported values of these asbestos-related assets and liabilities in James Hardie's consolidated balance sheets in US dollars are subject to adjustment, with a corresponding effect on the company's consolidated statement of operations, depending on the closing exchange rates between the two currencies at the relevant balance sheet dates.

For the year from 31 March 2009 to 31 March 2010, the Australian dollar appreciated against the US dollar by 33%, compared to a 25% depreciation in the prior year. As a result of this appreciation, James Hardie recorded an unfavourable asbestos adjustment of US$224.2 million for fiscal year 2010.

The appreciation of the Australian dollar resulted in an increase in the actuarial assessment at 31 March 2010, when expressed in US dollar terms, to US$966.2 million net of tax.

While the accounting liability is based on the actuarial estimate, under US GAAP there are some adjustments that are made to the actuarial estimate to establish the liability for James Hardie's accounts.

Claims data[2]

The number of new claims filed, 535 for the year ended 31 March 2010, was lower than new claims of 607 for the prior year, and also slightly below actuarial expectations for the year ended 31 March 2010.

The number of claims settled of 540 for the year ended 31 March 2010, was lower than claims settled of 596 for the corresponding period of last year.

The average claim settlement of A$191,000 for the full year ended 31 March 2010 was in line with that for the corresponding period last year and slightly below the actuarial expectation for the full year.

Asbestos claims paid of A$103.2 million for the year ended 31 March 2010, are lower than the actuarial expectation of A$114.2 million for the period.

Legal costs were lower, at A$8.1 million, and insurance claims and cross claim recoveries decreased slightly to A$16.9 million. This led to total net claims costs of A$86.3 million, lower than the estimate from KPMG Actuaries' (A$96.5 million) and also the prior year (A$90.7 million).

Additional information about James Hardie's asbestos liabilities and asbestos adjustments is contained in Note 11 to the consolidated balance sheets, starting on page 98 of this annual report.

[1] In each financial year, the Annual Payment is limited such that the Annual Payment cannot exceed the Annual Cash Flow Cap for that year. The Annual Cash Flow Cap is calculated as a percentage of James Hardie's Free Cash Flow for the immediately preceding financial year. The Annual Cash Flow Cap Percentage is currently set at a maximum of 35% per the AFFA. Accordingly, if James Hardie has zero or negative Free Cash Flow in a financial year, there will be no Annual Payment made in the following financial year, as the Annual Cash Flow Cap will be zero. Free Cash Flow for the purposes of the Annual Cash Flow Cap calculation is equivalent to James Hardie's net cash flow provided by operating activities less contributions by James Hardie to the AICF.

[2] All figures provided in this Claims Data section are gross of insurance and other recoveries. See Note 11 to the company's Consolidated Financial Statements starting on page 98 of this annual report for further information on asbestos adjustments.

ASBESTOS FUNDING



Undiscounted central estimate (net)
Discounted central estimate (net)
Sensitivity range (net, undiscounted)
A$ million
7000
6000
5000
4000
3000
2000
1000
0
30 June 2004
31 March 2005
30 June 2005
31 March 2006
30 Sept 2006
31 March 2007
31 March 2008
31 March 2009
31 March 2010

Asbestos liability valuations
Source: KPMG Actuaries

MANUFACTURING CAPACITY – BUILDING PRODUCTS

	Plant location	Existing design capacity/ year (mmsf)[1]	Number of Employees
North America – Plants Operating			
	Cleburne, Texas	500	
	Peru, Illinois	560	
	Plant City, Florida	300	
	Pulaski, Virginia	600	
	Reno, Nevada	300	
	Tacoma, Washington	200	
	Waxahachie, Texas	360	
North America – Plants Suspended			
	Blandon, Pennsylvania[2]	200	
	Fontana, California[3]	180	
	Summerville, South Carolina[3]	190	
Total North America		3,390	1,605
Australia	Brisbane, Queensland	120	
	Sydney, New South Wales	180	
Total Australia		300	382
New Zealand	Auckland	75	137
Philippines	Manila	145	150
Europe			42
Research and Development			105
Corporate			34
Total		**3,910**	**2,455**

MANUFACTURING CAPACITY – PIPES

	Plant location	Design capacity/year (Thousand tons[4])	Number of Employees
Australia	Brisbane, Queensland	50	56
Grand total			**2,511**

[1] Annual design capacity is based on management's historical experience with our production process and is calculated assuming continuous operation, 24 hours per day, seven days per week, producing 5/16" thickness siding at a target operating speed. Annual design capacity does not necessarily reflect our actual capacity utilisation at each plant. See below for a description of average capacity utilisation rates for our fibre cement plants by region. Plants outside the United States produce a range of thicker products, which negatively affect their outputs. Actual production is affected by factors such as product mix, batch size, plant availability and production speeds and is usually less than annual design capacity.

Beginning September 2010, annual design capacity will be calculated assuming approximate current product mix and then adjusted for 5/16" thickness. This change in methodology will be implemented to reflect changes in our product mix as we expect to increase production of thicker products.

For fiscal year 2010, average capacity utilisation for our fibre cement plants by region was approximately as follows: United States 40%; Asia Pacific 69%. Note: capacity utilisation is based on design capacity. Design capacity is based on management's estimates, as described above. No accepted industry standard exists for the calculation of fibre cement manufacturing facility capacities. Asia Pacific capacity utilisation includes plants in Australia, New Zealand and the Philippines.

[2] We suspended production at our Blandon, Pennsylvania plant in November 2007.

[3] We suspended production at our Summerville, South Carolina and Fontana, California plants in November 2008 and December 2008, respectively.

[4] Pipe and column capacity is measured in tons rather than million square feet.


DUBLIN
LONDON
AMSTERDAM
SOUTHAMPTON
PARIS
HONG KONG
MANILA
BRISBANE
PERTH
ADELAIDE
SYDNEY
MELBOURNE
AUCKLAND
CHRISTCHURCH
TACOMA
RENO
FONTANA
MISSION VIEJO
WAXAHACHIE
CLEBURNE
CHICAGO
PERU
BLANDON
PULASKI
SUMMERVILLE
PLANT CITY
TAMPA

MANUFACTURING CAPACITY

- ■ James Hardie Manufacturing Operations
- □ James Hardie Manufacturing Operations - production suspended
- + James Hardie Sales Office
- □ Distribution Hub
- ● Corporate Headquarters







SUMMARY OF OPERATIONS

USA AND EUROPE FIBRE CEMENT

Results

- Net sales decreased 11% from US$929.3 million to US$828.1 million.
- Sales volume decreased 15% from 1,526.6 million square feet to 1,303.7 million square feet.
- Average net sales price increased 4% from US$609 per thousand square feet to US$635 per thousand square feet.
- Gross profit increased 5% and gross profit margin increased by 5.9 percentage points.
- EBIT increased 5% from US$199.3 million to US$208.5 million.
- EBIT margin increased by 3.8 percentage points to 25.2%.

Trading conditions

- Annualised seasonally-adjusted single family housing starts in March 2010 were 531,000, still significantly below the January 2006 peak of 1.823 million annualised starts.
- Although US housing affordability improved, the reduced availability of mortgage credit for prospective home buyers, the large inventory of homes for sale and relatively low consumer confidence continued to negatively affect demand.
- During the course of the year, key raw material and energy costs increased.
- Freight costs were lower for fiscal year 2010, compared to the prior year. However, freight costs rose in the fourth quarter of fiscal year 2010, compared to the previous corresponding period, in response to significantly higher diesel prices amid emerging signs of a recovery in the United States economy.

For more information about USA and Europe Fibre Cement, see pages 10–11.

ASIA PACIFIC FIBRE CEMENT

Results

- Net sales increased 9% from US$273.3 million to US$296.5 million.
- Net sales in Australian dollars increased 2% due to an increase in average net sales price.
- Sales volume was stable, at 389.6 million square feet, compared to 390.6 million square feet for fiscal year 2009.
- Gross profit increased 16%. The higher value of the Asia Pacific business' currencies against the US dollar accounted for 8% of the increase. Gross profit margin increased by 1.9 percentage points.
- EBIT increased 25% from US$47.1 million to US$58.7 million.
- The EBIT margin was 2.6 percentage points higher, at 19.8%.

Trading conditions

- Australian Bureau of Statistics reported a 16% increase in housing approvals for the year to 31 March 2010, compared to the prior year, although residential building activity, based on housing starts, was down 2% in the year to 31 March 2010, compared to the prior year.
- New Zealand housing consents for the year ended 31 March 2010 decreased 5% compared to the prior year, although the market showed good growth in the last quarter with a 32% increase in the quarter to 31 March 2010, compared to the quarter to 31 March 2009.
- The Philippines market increased 7% for the year to 31 March 2010 compared to the prior year.
- Appreciating local currencies resulted in a 5% decrease in raw material costs measured in Australian dollar terms for the Asia Pacific business compared to the prior year.

For more information about Asia Pacific Fibre Cement, see page 12.

Outlook

Although new housing construction activity in the US improved in the fourth quarter of fiscal year 2010, the start of fiscal year 2011 has seen another decline in US new housing numbers following the expiry of the government's housing initiatives on 30 April 2010.

Analysts are now less confident that the US housing market will improve in fiscal year 2011. Severe challenges remain, including constrained credit conditions that are restricting the availability of finance for prospective buyers and developers, a weak employment market, and a continuing supply of foreclosed homes.

Asia Pacific markets that James Hardie participates in are likely to be somewhat better in fiscal year 2011 than in fiscal year 2010.

Operating costs are expected to be considerably higher in fiscal year 2011 than in fiscal year 2010, as market demand puts upward pressure on basic commodity prices.

Despite the challenging environment and higher input costs, the company will continue to pursue strong financial returns, and, at the same time, increase spending on long-term product and market initiatives.

USA AND EUROPE FIBRE CEMENT



Based on our net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States.

Products

Our products are typically sold as planks or flat sheets with a variety of patterned profiles and finishes. Planks are used for external siding while flat sheets are used for internal and external wall linings and floor and tile underlayments.

Plants

We have ten manufacturing plants in the United States: two in Texas and one each in California[3], Florida, Washington, Illinois, Pennsylvania[3], South Carolina[3], Nevada and Virginia. We also have a Research and Development Centre at our California plant.

Sales

In the United States, we sell fibre cement products for new residential construction predominantly to distributors, which then sell these products to dealers or lumber yards. Repair and remodel products in the United States are typically sold through large home centre retailers and specialist distributors.

Market position and opportunity

Exterior products

- Based on the NAHB's Builder Practices Reports[1] for the past three years, fibre cement has been one of the fastest growing segments (in terms of market growth) of the siding industry, gaining market share against vinyl and wood for reasons including aesthetics, durability concerns and lower maintenance requirements compared to wood.
- Based on our knowledge, experience and third-party data regarding our industry, we estimate that the total US industry shipments of fibre cement siding were between 0.87 and 0.93 billion square feet during fiscal year 2010, a decrease of 19-23% from fiscal year 2009.
- Based on our knowledge, experience and third-party data regarding our industry, we


10 635
09 609
08 600
07 583
06 555
10 208.5
09 199.3
08 235.2
07 353.1
06 316.1
10 25.2
09 21.4
08 20.1
07 27.3
06 25.4

USA and Europe Fibre Cement Average Net Sales Price (US dollars/msf)

USA and Europe Fibre Cement EBIT[1] (Millions of US dollars)

USA and Europe Fibre Cement EBIT Margin[1]

USA AND EUROPE FIBRE CEMENT

	2010	2009	2008	2007	2006
Net sales US$m	**828.1**	929.3	1,170.5	1,291.2	1,246.7
EBIT[1] US$m	**208.5**	199.3	235.2	353.1	316.1
Total identifiable assets US$m	**780.8**	772.6	846.4	910.0	842.4
Volumes (mmsf)	**1,303.7**	1,526.6	1,951.2	2,216.2	2,244.4
Average net sales price (per msf) US$	**635**	609	600	583	555
EBIT Margin[1] %	**25.2**	21.4	20.1	27.3	25.4
Number of employees	**1,647**	1,368	1,889	1,958	2,281

estimate that, in fiscal year 2010, we sold approximately 12%[2] of the estimated 6.0-6.5 billion square foot US exterior siding market (all types of siding, which excludes fascia, trim and soffit).

- Our fibre cement products exhibit superior resistance to the damaging effects of moisture, fire, impact and termites compared to wood and wood-based products.
- Our early focus on producing planks for new construction has been expanded to an exterior products portfolio that contains a full-wrap exterior bundle (siding, trim and soffits).
- The repair and remodelling segment now accounts for around 70-75% of our sales mix and we have identified significant opportunity for growth here.

Interior products

- We have a technology advantage for floor applications, and hold a leading position in the ¼" backer market.
- HardieBacker™ ½" backerboard continues to drive our market penetration for wall applications.
- Our ceramic tile underlayment products provide superior handling and installation characteristics compared to fiberglass mesh cement boards.
- In internal lining applications where exposure to moisture and impact damage are significant concerns, our products provide superior moisture resistance and impact resistance compared to traditional gypsum wet area wallboard and other competing products.

Our strategy

Our global strategy is to:

- aggressively grow demand for our products in targeted market segments;
- grow our overall market position while defending our share in existing market segments;
- offer products with superior value to that of our competitors; and
- introduce differentiated products to reduce direct price competition.

Progress towards our strategy

During the year:

- Our differentiated ColorPlus® product range continued to increase its penetration rate;
- In May 2009, we began the launch of HardieZone™ exterior products in the US. These products are engineered for specific climate conditions using our seventh generation product technology.
- To support planned growth initiatives, we made organisational changes at the beginning of 2010, putting all the US businesses under the management of Nigel Rigby, Executive General Manager – USA; and research and development, engineering, manufacturing, logistics and product management, and the company's non-US businesses under the management of Mark Fisher, Executive General Manager – International.
- We continued to grow our presence in the repair and remodelling market segment, which now represents 70-75% of our US sales mix. Our focus included re-launching the Preferred Remodeller website to build relationships with specialty exterior replacement contractors; creating marketing materials to directly communicate the benefits and affordability of James Hardie to the consumer; and increasing the number of sales representatives with repair and remodel responsibility.
- The business continued to focus on its three main strategic initiatives of primary demand growth, product mix shift and zero to landfill.

[1] Excluding impairments.

[2] Repair and remodel siding usage report from NAHB for calendar year 2009 will not be available until July 2010.

[3] Production at the Pennsylvania, California and South Carolina plants was suspended in November 2007, November 2008 and December 2008 respectively.

[4] The full title of this report is NAHB's Builder Practices Reports – Siding Usage/Exterior Wall Finish In New Construction and Consumer Practices Reports – Siding Usage/Exterior Wall Finish In Repair & Remodel.



70-75% Repair and Remodel
25-30% New Construction

James Hardie US Sales Mix



30-40% James Hardie
60-70% Other

US Interior Backerboard Market



12% James Hardie
88% Other

US Exterior Siding Market[2]



ASIA PACIFIC FIBRE CEMENT

	2010	2009	2008	2007	2006
Net sales US$m	**296.5**	273.3	298.3	251.7	241.8
EBIT US$m	**58.7**	47.1	50.3	39.4	41.7
Total identifiable assets US$m	**216.9**	167.9	218.3	199.3	170.4
Volumes (mmsf)	**389.6**	390.6	398.2	390.8	368.3
Average net sales price (per msf) A$	**894**	879	862	842	872
EBIT Margin %	**19.8**	17.2	16.9	15.7	17.2
Number of employees	**725**	784	834	835	854

We manufacture a wide range of fibre cement products in Australia, New Zealand and the Philippines and sell these throughout the Asia Pacific region.

Our fibre cement building products are used in both residential and commercial buildings, as external siding, internal walls, ceilings, floors, eaves lining and fascias. In Australia, we also manufacture pipes for civil and commercial use, and fibre cement columns for decorative use.

Our products are typically sold as planks or flat sheets with a variety of patterned profiles and finishes. Planks are used for external siding while flat sheets are used for internal and external wall linings and as floor and tile underlay.

Plants

We manufacture our products at two plants in Australia, in New South Wales and in Queensland, and at plants in the Philippines and New Zealand. Our reinforced concrete pipes and decorative columns are manufactured at a second plant in Queensland. We also have a Research and Development Centre at our New South Wales plant.

Sales

In Australia and New Zealand, products for both new construction and renovation are generally sold directly to distributors/hardware stores and timber yards. In the Philippines, a network of thousands of small to medium size dealer outlets sells our fibre cement products to real estate developers, contractors and consumers.

Our strategy

Asia Pacific Fibre Cement shares our global strategy to:

- aggressively grow demand for our products in targeted market segments;
- grow our overall market position while defending our share in existing market segments;
- offer products with superior value to that of our competitors; and
- introduce differentiated products to reduce direct price competition.

Progress towards our strategy

During the year:

- We focused on four primary areas: manufacturing efficiencies, overhead cost management, value pricing and differentiated product shift, and primary demand growth.
- In Australia, the differentiated Scyon™ branded product range continued to build momentum, driven primarily by sales of Secura™ flooring. Also in Australia, we introduced EasyLap™ panel, a strong, fibre cement base sheet with a shiplap vertical joint, finished with a site applied roll-on textured acrylic paint to create a rendered look with a subtle vertical joint.
- In New Zealand, sales of differentiated products also grew in fiscal year 2010, with HardieGlaze™ lining a significant driver of this growth.
- In the Philippines, sales of differentiated products, primarily wall systems, increased over the full year.

ASIA PACIFIC FIBRE CEMENT


10 58.7
09 47.1
08 50.3
07 39.4
06 41.7

Asia Pacific EBIT
(Millions of US dollars)


10 19.8
09 17.2
08 16.9
07 15.7
06 17.2

Asia Pacific EBIT Margin
(%)

Safety results
USA and Europe Fibre Cement
- Incident rate 1.1
- Severity rate 19.97

Asia Pacific Fibre Cement
- Incident rate 2.7
- Severity rate 65.1

Definitions
A plant's incident rate is the number of recordable incidents that occur per 200,000 hours worked there (equivalent to the number of incidents per 100 employees per year). A recordable incident is an incident that requires the employee to seek professional medical treatment which may or may not lead to lost or restricted workdays for the employee and the facility.

The severity rate for any plant is then the number of days of lost or restricted duty (when the employees carries out lighter duties than required in their normal role) from recordable incidents per 200,000 hours worked at the plant (equivalent to the number of days lost or restricted because of injury per 100 employees per year).

A lower incident rate and severity rate is normally regarded as an indicator of a plant that is safer for employees.



WORKPLACE SAFETY

James Hardie is committed to creating a safe working environment and has set safety objectives to:

- achieve an incident rate of less than 2 and a severity rate of less than 20 ("2 and 20");
- eliminate serious bodily harm; and
- achieve zero fatalities.

Recognising that the safety of employees is critical to its Environment, Social and Governance goals, James Hardie's Board has made Safety one of the Scorecard[1] measures used to determine payments to executives under the company's incentive plans.

SAFETY PERFORMANCE IN FISCAL YEAR 2010

USA and Europe Fibre Cement
The USA and Europe Fibre Cement business recorded 16 incidents in fiscal year 2010, a 42% reduction in the number of incidents compared to fiscal year 2009.

For the first time, its incident and severity rates were below the safety goals of "2 and 20".

The significant safety improvements achieved in fiscal year 2010 were the result of a concerted effort to eliminate the top three types of incidents recorded or identified in near-miss reports in fiscal year 2009. These were slips and falls, strains, and machine-related incidents.

To overcome these incidents, the region developed site-specific safety plans and safety observation programs; implemented pre-shift stretching throughout the group; and focused on improved housekeeping to reduce trip hazards.

Asia Pacific Fibre Cement
Asia Pacific Fibre Cement improved its safety performance during the fiscal year but still has significant progress to make relative to the company's 2 and 20 objective, and the region's objective to be best practice within James Hardie.

The region recorded 22 incidents, a 66% reduction on the fiscal year 2009 result. By emphasising the leading indicators of near-miss reports and hazard identification in fiscal year 2010, the region's businesses broadened safety participation and ownership and created momentum in its core safety programs. The region implemented pre-shift stretching, mandatory personal protective equipment requirements and core safety training programs throughout the plants.

SAFETY PERFORMANCE IN FISCAL YEAR 2011

Guided by safety managers, safety co-ordinators or Environment, Health and Safety officers based at each location, we will continue to work to instil a safe culture in the business.

Our global safety programs will involve:

- continuation of regular safety audits;
- behavioural safety programs such as manual handling;
- identification and management of safety hazards; and
- developing specific areas of "safety expertise" at different plants that can be shared within the company.

[1] More information about the Scorecard is contained in the Remuneration Report on page 44 of this annual report.



James Hardie pioneered the successful development of cellulose reinforced fibre cement and, since the 1980s, has progressively introduced products developed as a result of its proprietary product formulation and process technology.

The introduction of differentiated products is one of the core components of our global business strategy. This product differentiation strategy is supported by our significant investment in research and development activities. In fiscal year 2010, we spent US$30.4 million, or approximately 2.7% of total net sales, in research and development activities.

By targeting specific performance attributes, we can continue to deliver superior-performance, low-maintenance, non-combustible fibre cement products.

In the United States, our latest generation of technologically advanced products – the HardieZone™ System – has been created specifically for two climate conditions: HZ5 for freezing wet climates and HZ10 for climates with a combination of hot, humid or high moisture conditions.

These Engineered for Climate Products™ are the seventh generation of James Hardie siding products innovation. We started by developing a fibre cement substrate that offered superior exterior protection over wood and stucco, and have made additional improvements designed to further improve product performance and enhance aesthetic qualities in design and colour.

The James Hardie ColorPlus® technology finish also represents a breakthrough. James Hardie siding products with ColorPlus technology combine advanced fibre cement and baked-on pigment using paint especially formulated for James Hardie siding. The end result is a durable, low-maintenance long-lasting and fade-resistant finish.

In Australia, James Hardie customers can take advantage of the lightweight cement composite Scyon™ product range, with recent new products including Scyon Stria™ cladding, a wide cladding board with a horizontal joint that has the classic appeal of decorative render, and Scyon Secura™ external flooring, a fast and simple-to-install external structural flooring substrate for ceramic tile finishes over timber or lightweight steel floor joists.

The New Zealand business also offers a differentiated range of products including Linea® weatherboards, Horizon™ lining, RAB® board, Axon™ panel and CLD structural cavity battens.

DIFFERENTIATED PRODUCTS


10 30.4
09 28.3
08 27.4
07 30.0
06 32.1

Research and Development Expenditure
(Millions of US dollars)

Research and development expenditure includes US GAAP research and development expenses and amounts classified as selling, general and administrative expense in the amounts of US$3.3 million, US$4.5 million, US$0.1 million, US$4.1 million and US$3.4 million for the years ended 31 March 2010, 2009, 2008, 2007 and 2006, respectively.



SUSTAINABILITY

In the development of its products, and in its support of improved housing and community design, James Hardie actively contributes to the building industry's efforts to create more sustainable materials, and better built homes and neighbourhoods.

PRODUCTS

Raw materials

The primary raw materials used in the manufacture of James Hardie's products are readily available: cellulose fibre sourced from plantation grown timber wherever possible, sand from various sources, cement from a worldwide market, and water.

Cement continues to be the biggest contributor to the impact of James Hardie products on the environment, but its effect is being reduced. As the cement industry adopts cleaner and more efficient technologies, James Hardie adapts its processes and formulas to maximise the benefits to the environment.

Manufacturing processes

We devote considerable time, effort and capital to advancing fibre cement technology to ensure we:

- minimise the environmental impacts from our operations;
- use water and energy more efficiently; and
- make use of recycled or by-product materials while delivering high performance, sustainable products.

In fiscal year 2010, we continued to operate our manufacturing facilities in an environmentally-responsible manner. Should any gaps be noted in our compliance efforts, we formulate and implement corrective measures to ensure full and sustainable compliance.

Energy use

Our Australian plants are registered under the national Energy Efficiency Opportunities Act 2006. We conduct annual energy assessments of our Australian manufacturing plants, and publicly reported on this most recently in December 2009. The latest review identified additional energy efficiency projects and these have been incorporated into the company's capital investment plan for fiscal year 2011.

James Hardie is subject to the Australian Federal Government's National Greenhouse and Energy Reporting Act 2007. Our plant emissions remain less than the reporting threshold for the Carbon Pollution Reduction Scheme, so we are not required to purchase carbon pollution permits.

Water conservation

Water is a critical component of the fibre cement manufacturing process and all of our plants recognise the importance of water conservation. In Australia there are a number of local government initiatives we are participating in to reduce water consumption, and to investigate opportunities for using non-potable recycled water.

Two plants in our US operations have implemented technology where they have zero, or close to zero, process water discharge from their facilities. The continuous research and experience gained from these plants will permit us to reduce water usage in our other manufacturing facilities.

Zero to Landfill

As a whole-of-business initiative for manufacturing, we have a company-wide program, called Zero to Landfill, to focus on eliminating waste and improving material yield.

A major part of this initiative is the recycling of our waste materials. At all locations, as much as possible, solid waste – such as trimmings, scrap, fine particles and reject material – is reintroduced into the manufacturing process as raw materials.

The importance of the Zero to Landfill program is demonstrated by the fact that it forms one of the Scorecard[1] measures the Board will use to determine payments to senior executives under the company's long-term incentive plan. In the past three years the company has made significant progress in reducing the amount of materials sent to landfill.

Green products

Our products are typically used in lightweight construction systems that have lower embodied energy than many other typical construction systems. They are also lighter than many other building products, so they can be transported using less energy.

Continued over

[1] More information about the Scorecard is contained in the Remuneration Report on page 44 of this annual report.

SUSTAINABILITY *continued from page 15*

Our latest generation of technologically advanced products – the HardieZone® System launched in the US in May 2009 – enables us to continue to deliver sustainable fibre cement products that offer superior performance and low maintenance.

In the United States, James Hardie is a member of The US Green Building Council (USGBC). The USGBC is a non-profit membership organisation founded in 1993 and dedicated to creating a sustainable built environment within a generation. The USGBC Leadership in Energy and Environmental Design (LEED®) green building certification system is a feature-oriented certification program that awards buildings points for satisfying specified green building criteria in the categories of Sustainable Sites, Water Efficiency, Energy and Atmosphere, Materials and Resources, Indoor Environmental Quality and Innovation and Design.

The use of James Hardie products contributes points towards a LEED certification as well as the more recently introduced National Association of Home Builders (NAHB) – National Green Building Standard. We actively monitor these programs and relevant developing standards.

Factors contributing to the points awarded to James Hardie products include our local manufacturing facilities, which reduce the environmental impact of transporting material, the low toxicity of the raw materials used in manufacture, and the longer-lasting nature of the materials which reduces maintenance and repair costs. The NAHB program also recognises the benefits of ColorPlus® technology for removing the need for site-applied finishing.

HOMES AND NEIGHBOURHOODS

Our Australian operation has published *The Smarter Green Book* to help people learn how to design and build sustainably with James Hardie products. The book explains the many green accreditation programs in the building industry and presents facts regarding the environmental impact of manufacturing James Hardie products and the impact of our products on a building over its whole life.

It also contributed products and ideas to the design and development of the Smarter Smaller Home™ which combines a small lot, small house, smart choice of materials and efficient construction method to produce a home that is stylish, sustainable and affordable and in March 2010 published the *Smarter Small Home™* case book.

To further enhance its involvement in sustainable housing design, in March 2010, the Australian business launched its second national LookHome™ Green Design Awards, to recognise and reward the best in sustainable, affordable and innovative home design. In its first year, in 2009, the awards attracted 94 entries.

In the United States, James Hardie has established itself as an educational resource for developers, architects, builders and city planners encouraging them to incorporate more New Urbanist planning principles that create better places to live.

GROUP MANAGEMENT TEAM

The management of James Hardie is overseen by a Group Management Team, whose members cover the key areas of fibre cement research and development, production, manufacturing, sales, human resources, investor relations, finance and legal. Team members are:

Louis Gries BSc, MBA
Chief Executive Officer
Age 56

Louis Gries joined James Hardie as Manager of the Fontana fibre cement plant in California in February 1991 and was appointed President of James Hardie Building Product, Inc in December 1993. Mr Gries became Executive Vice President Operations in January 2003, responsible for operations, sales and marketing in our businesses in the Americas, Asia Pacific and Europe.

He was appointed Interim CEO in October 2004 and became CEO in February 2005. Mr Gries was elected to the company's Managing Board by CUFS holders at the 2005 AGM and continued as Chairman of the Managing Board until it was disbanded in June 2010.

Before he joined James Hardie, Mr Gries worked for 13 years for USG Corp, in a variety of roles in research, plant quality and production, product and plant management.

He has a Bachelor of Science in Mathematics from the University of Illinois, USA and an MBA from California State University in Long Beach, California USA.

Russell Chenu BCom, MBA
Chief Financial Officer
Age 60

Russell Chenu joined James Hardie as Interim CFO in October 2004 and was appointed CFO in February 2005. He was elected to the company's Managing Board by CUFS holders at the 2005 AGM, re-elected in 2008 and continued as a member of the Managing Board until it was disbanded in June 2010.

Mr Chenu is an experienced corporate and finance executive who has held senior finance and management positions with a number of Australian publicly-listed companies.

In a number of these senior roles, he has been engaged in significant strategic business planning and business change, including several turnarounds, new market expansions and management leadership initiatives.

Mr Chenu has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

Robert Cox BA, MA, JD
General Counsel
Age 56

Robert Cox commenced as James Hardie's General Counsel in January 2008. He joined the company's Managing Board as an Executive Director and as Company Secretary effective 7 May 2008. He was elected in 2008 and continued as a member of the Managing Board until it was disbanded in June 2010 and as Company Secretary until 29 June 2010.

Before joining James Hardie, Mr Cox was Vice President, Deputy General Counsel and Assistant Secretary with PepsiCo Inc. During his five years with PepsiCo, Mr Cox was responsible for corporate governance and Sarbanes-Oxley/New York Stock Exchange compliance, and managed the corporate law group and the office of Corporate Secretary for the Board of Directors.

His experience also includes 10 years as a partner of the international law firm Bingham McCutchen LLP, at their offices in Asia and California, where he led the business and transactions practice group in corporate governance, corporate securities, mergers and acquisitions, financial services, real estate, tax and strategic technology transactions.

Mr Cox has a Juris Doctorate from the University of California, Berkeley, California; and a Master of Arts from the John Hopkins School of Advanced International Studies in Washington, DC, specialising in International Economics, European Studies, and American Foreign Policy.

Mark Fisher BSc, MBA
Executive General Manager – International
Age 39

Mark Fisher joined James Hardie in 1993 as a Production Engineer. Since then, he has worked for the company as Finishing Manager, Production Manager and Product Manager at various locations; Sales and Marketing Manager; and as General Manager of our Europe Fibre Cement business. Mr Fisher was appointed Vice President – Specialty Products in November 2004, then Vice President Research & Development in December 2005. In February 2008, his role was expanded to cover Engineering & Process Development.

In January 2010, he was appointed Executive General Manager – International, responsible for research and development, engineering, manufacturing, logistics and product management, as well as the company's non-US businesses.

Mr Fisher has a Bachelor of Science in Mechanical Engineering and an MBA from the University of Southern California, USA.

Sean O'Sullivan BA, MBA
Vice President – Investor & Media Relations
Age 45

Sean O'Sullivan joined James Hardie as Vice President, Investor and Media Relations in December 2008. For the eight years prior to joining James Hardie, Mr O'Sullivan was Head of Investor Relations at St George Bank, where he established and led the investor relations function.

Mr O'Sullivan's background includes thirteen years as a fund manager for GIO Asset Management, responsible for domestic and global investments. During this period, he spent time on secondment with McKinsey and Co, completing a major study into the Australian financial services industry. Mr O'Sullivan's final position at GIO was General Manager of Diversified Investments where his responsibilities included determining the asset allocation for over A$10 billion in funds under management. After leaving the GIO, Mr O'Sullivan worked for Westpac Banking Corporation in funds management sales.

He has a Bachelor of Arts majoring in Economics from Sydney University and an MBA from Macquarie Graduate School of Management.

Nigel Rigby
Executive General Manager – USA
Age 43

Nigel Rigby joined James Hardie in 1998 as a Planning Manager for our New Zealand business and has held a number of sales, marketing and product and business development roles with the company. In November 2004, Mr Rigby was appointed Vice President – Emerging Markets, and in 2006 he was named Vice President – General Manager Northern Division. In November 2008, he became Vice President – General Manager of the company's newly-formed US Eastern Division, responsible for the former Northern and Southern Division markets and plants.

In January 2010 he was appointed Executive General Manager – USA, responsible for the US business.

Before joining James Hardie, Mr Rigby held various management positions at Fletcher Challenge, a New Zealand-based company then involved in energy, pulp and paper, forestry and building materials.


Louis Gries


Russell Chenu


Robert Cox


Mark Fisher


Sean O'Sullivan


Nigel Rigby

James Hardie's directors have widespread experience, spanning general management, finance, law and accounting. Each director also brings valuable international experience that assists with James Hardie's growth.

Michael Hammes BS, MBA
Age 68

Michael Hammes was elected as an independent Non-Executive Director of James Hardie in February 2007. He was appointed Chairman of the Joint and Supervisory Boards in January 2008 and, following the completion of the Re-domicile on 17 June 2010, he became Chairman of the single Board. He is a member of the Audit Committee, the Remuneration Committee and the Nominating and Governance Committee. Mr Hammes was also a member of the Re-domicile Due Diligence Committee.

Experience: Mr Hammes has extensive commercial experience at the senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and Chairman of Sunrise Medical, Inc (2000-2007), Chairman and CEO of Guide Corporation (1998-2000), Chairman and CEO of Coleman Company, Inc (1993-1997), Vice Chairman of Black & Decker Corporation (1992-1993) and various senior executive roles with Chrysler Corporation (1986-1990) and Ford Motor Company (1979-1986).

Directorships of listed companies in the past three or more years: Current – Director of Navistar International Corporation (since 1996), Chairman of the Navistar Nominating and Governance Committee, Chairman of the Navistar Finance Committee, and a member of the Navistar Executive Compensation Committee.

Other: Previous Member of the Board of Directors of Johns Manville Corporation; Member of the Board of Visitors, Georgetown University's School of Business; resident of the United States.

Last elected: August 2009

Donald McGauchie AO
Age 60

Donald McGauchie joined James Hardie as an independent Non-Executive Director in August 2003 and was appointed Acting Deputy Chairman of the Joint and Supervisory Boards in February 2007, and Deputy Chairman of the Joint and Supervisory Boards in April 2007. Following completion of the Re-domicile on 17 June 2010, he became Deputy Chairman of the single Board. Mr McGauchie is a member of the Board, Chairman of the Nominating and Governance Committee and a member of the Remuneration Committee.

Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the Australian Government.

Directorships of listed companies in the past three or more years: Current – Director of Nufarm Limited (since 2003); Director of GrainCorp Limited (since 2009); Director and Chairman-elect of Australian Agricultural Company Limited (since May 2010). Former – Chairman of Telstra Corporation Limited (2004-2009); Chairman of Woolstock Australia Limited (1999-2002); Deputy Chairman of Ridley Corporation Limited (1998-2004); Director of National Foods Limited (2000-2005); Director of GrainCorp Limited (1999-2002).

Other: Director of The Reserve Bank of Australia; Chairman Australian Wool Testing Authority (since 2005) and Director (since 1999); President of the National Farmers Federation (1994-1998); Chairman of Rural Finance Corporation (2003-2004); awarded the Centenary Medal for service to Australian society through agriculture and business in 2003; resident of Australia.

Last elected: August 2009

Brian Anderson BS, MBA, CPA
Age 59

Brian Anderson was appointed as an independent Non-Executive Director of James Hardie in December 2006. He is a member of the Board, Chairman of the Audit Committee and a member of the Remuneration Committee. Mr Anderson was also Chairman of the Re-domicile Due Diligence Committee.

Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc, including seven years as Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer (1997-2004) and, more recently, as Executive Vice President and Chief Financial Officer of OfficeMax, Inc (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991) and he is accredited as a Certified Public Accountant (1976).

Directorships of listed companies in the past three or more years: Current – Chairman (since April 2010) and Director (since 2005) of A.M. Castle & Co.; Director of Pulte Homes Corporation (since September 2005); Director (since 1999) and Chair of the Audit Committee (since 2003) for W.W. Grainger, Inc.

Other: Director of The Nemours Foundation (since January 2006); resident of the United States.

Last elected: August 2009

David Dilger CBE, BA, FCA
Age 53

David Dilger was appointed as an independent Non-Executive Director of James Hardie effective 2 September 2009. He is a member of the Board, the Audit Committee and the Remuneration Committee.

Experience: Mr Dilger has substantial experience of multinational manufacturing operations, a strong finance foundation and leadership qualities, including 16 years as a chief executive of listed companies. He has a proven ability to

BOARD DIRECTORS



Michael Hammes   Donald McGauchie   Brian Anderson

transform and drive large businesses by setting a clear strategy and building strong management teams.

Directorships of listed companies in the past three or more years: non-executive director of The Bank of Ireland plc (2003-2009) serving as Senior Independent Director and as Chairman of the Bank's Remuneration Committee.

Other: Chairman of Dublin Airport Authority plc (since May 2009); Fellow of the Institute of Chartered Accountants in Ireland; previous member of the Board and National Executive Council of the Irish Business and Employers Confederation (IBEC); and former Board member of Enterprise Ireland, the government agency responsible for the development and promotion of the indigenous business sector; resident of the Republic of Ireland.

Last elected: Appointed September 2009

David Harrison BA, MBA, CMA
Age 63

David Harrison was appointed as an independent Non-Executive Director of James Hardie in May 2008. He is a member of the Board, Chairman of the Remuneration Committee and a member of the Audit Committee.

Experience: Mr Harrison is an experienced company director and has a distinguished finance background, having served with special expertise in corporate finance roles, international operations and information technology during 22 years with Borg-Warner/General Electric Co.

He is Managing Partner of the US financial investor, HCI Inc. and previously spent ten years at Pentair, Inc., as Executive Vice President and Chief Financial Officer. His experience also includes roles as Vice President and Chief Financial Officer at Scotts, Inc. and Coltec Industries, Inc. and numerous accounting and financial roles held during his career at Borg-Warner/GE, culminating in his appointment as Vice President Finance Europe/ Canada and Director, Finance North America.

Directorships of listed companies in the past three or more years: Current – Director and Chairman of the Audit Committee for National Oilwell Varco (since 2003); Director and member of the Audit & Finance Committee for Navistar International (since 2007).

Other: Member of Ohio University MBA Advisory Board (since 2003) and of the Iredell County / Twin Cities / Charlotte Salvation Army Advisory Board (since 1995); resident of the United States.

Last elected: August 2008

James Osborne BA Hons, LLB
Age 61

James Osborne was appointed as an independent Non-Executive Director of James Hardie in March 2009. He is a member of the Board and the Nominating and Governance Committee. Mr Osborne was also a member of the Re-domicile Due Diligence Committee.

Experience: Mr Osborne is an experienced company director with a strong legal background and a considerable knowledge of international business operating in North America and Europe. His career includes 35 years with the leading Irish law firm, A&L Goodbody, in roles which included opening the firm's New York office in 1979, and serving as the firm's managing partner for 12 years. He has served as a consultant to the firm since 1994. Mr Osborne also contributed to the listing of Ryanair in London, New York and Dublin and continues to serve on its board.

Directorships of listed companies in the past three or more years: Current – Director and Chairman of Remuneration Committee, Ryanair Holdings plc (since 1996); Former – Chairman, Newcourt Group plc (2004-2009), Director Bank of Ireland (1986-1991), Golden Vale plc (1993-1998), Carrolls Holdings plc (1986-2005) and Adare plc (1994-1998).

Other: Director of numerous private companies, including Centric Health (2006 - present); resident of the Republic of Ireland.

Last elected: August 2009

Rudy van der Meer M.Ch.Eng
Age 65

Rudy van der Meer was elected as an independent Non-Executive Director of James Hardie in February 2007. He is a member of the Board and the Nominating and Governance Committee.

Experience: Mr van der Meer is an experienced executive, with considerable knowledge of global businesses and the building and construction sector. During his 32-year association with Akzo Nobel N.V., he held a number of senior positions including CEO – Coatings (2000-2005), CEO – Chemicals (1993-2000), member of the five member Executive Board (1993-2005), Division President – Akzo Salt & Base Chemicals (1991-1993) and member of the Executive Board – Akzo Salt & Base Chemicals (1989-1991).

Directorships of listed companies in the past three or more years: Current – Chairman of the Supervisory Board of Imtech N.V. (since 2005); Former – Chairman of the Supervisory Board of Norit International B.V. (2005-2007); Member of the Supervisory Board of Hagemeyer N.V. (2006-2008).

Other: Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. (since 2004); Chairman of the Board of Energie Beheer Nederland B.V. (since 2006). Previous appointments include Chairman of VNCI (Association of the Dutch Chemical Industry) (1994-2000); Member of the Supervisory Board of Gelderse Papier N.V. (1994-2000); Member of the Board of CEFIC (European Chemical Industry Council) (1998-2002); Member of the Board and Executive Committee of the American Chemistry Council (1996-2002); Member of the Board of the European Council Paint, Printing Ink and Artists' Colours Industry (2004-2005); Chairman of the Board of Foundation "Toekomstbeeld der Techniek" (1999-2005); Member of the ING Group N.V. Advisory Council (1997-2005). Mr van der Meer is a resident of The Netherlands.

Last elected: August 2009


David Dilger


David Harrison


James Osborne


Rudy van der Meer

Our CEO, Louis Gries, is an Executive Director on the company's Board. Mr Gries' biographical details appear on page 16.



CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OTHER INFORMATION

FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

OVERVIEW

This discussion is intended to provide information that will assist in understanding James Hardie's (the company's) 31 March 2010 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on the company's financial condition and results of operations in future periods. This discussion includes information about James Hardie's critical accounting policies and how these policies affect its consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect the financial condition and results of operations as a whole.

James Hardie's consolidated financial statements are prepared in accordance with US GAAP. The discussion in this section includes several non-US GAAP measures to provide additional information concerning the company's performance. James Hardie believes that these non-US GAAP measures enhance an investor's overall understanding of the company's financial performance by being more reflective of its core operational activities and to be more comparable with financial results over various periods. In addition, the company uses non-US GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. Non-US GAAP financial measures include:

- operating income excluding asbestos, ASIC expenses and asset impairments;
- effective tax rate excluding asbestos, asset impairments and tax adjustments; and
- net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments.

The company has reconciled these non-US GAAP financial measures to the most directly comparable US GAAP financial measure for fiscal years 2010 and 2009 on pages 34–36. These non-US GAAP financial measures are not prepared in accordance with US GAAP; therefore, the information is not necessarily comparable to other companies' financial information and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with US GAAP.

James Hardie's pre-tax results for fiscal years 2010 and 2009 were affected by unfavourable asbestos adjustments of US$224.2 million and favourable asbestos adjustments of US$17.4 million, respectively; AICF SG&A expenses of US$2.1 million and US$0.7 million, respectively; and ASIC expenses of US$3.4 million and US$14.0 million, respectively. Information regarding asbestos-related matters and ASIC matters can be found in this discussion and in Notes 11 and 13 to the consolidated financial statements starting on pages 98 and 104 of this annual report.

The Company and the Building Product Markets

Based on net sales, James Hardie believes it is the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. The company's current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Europe and Canada. Through significant research and development expenditure, James Hardie develops key product and production process technologies that it patents or holds as trade secrets. James Hardie believes that these technologies give it a competitive advantage.

James Hardie's fibre cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodelling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). The company manufactures numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing and floor and tile underlayments.

The company's products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors continued to be generally unfavourable during fiscal year 2010, resulting in weaker residential construction activity.

Fiscal Year 2010 Key Results

Total net sales decreased 6% to US$1,124.6 million in fiscal year 2010. James Hardie recorded an operating loss of US$21.0 million in fiscal year 2010 compared to an operating profit of US$173.6 million in fiscal year 2009. The operating loss of US$21.0 million in fiscal year 2010 was adversely affected by the unfavourable asbestos adjustment of US$224.2 million. EBIT excluding asbestos and ASIC expenses increased 22% to US$208.7 million in fiscal year 2010 from US$170.9 million in fiscal year 2009.

Net income excluding asbestos, ASIC expenses and tax adjustments increased 32% to US$133.0 million in fiscal year 2010 from US$100.5 million in fiscal year 2009. Including asbestos, ASIC expenses and tax adjustments, net income moved from US$136.3 million to a loss of US$84.9 million.

The company's largest market is North America. Based on the NAHB's Builder Practices Reports, for the past three years, fibre cement has been one of the fastest growing segments (in terms of market growth) of the US residential exteriors industry. During fiscal year 2010, USA and Europe Fibre Cement net sales contributed approximately 74% of total net sales, and its operating income was the primary contributor to the total company results. Net sales for the USA and Europe Fibre Cement business decreased due to a reduction in sales volume, slightly offset by a higher average net sales price.

(US GAAP – US$ Millions)	2010	2009	% Change
Net Sales			
USA and Europe Fibre Cement	**$ 828.1**	$ 929.3	(11)
Asia Pacific Fibre Cement	**296.5**	273.3	9
Total Net Sales	**$ 1,124.6**	$ 1,202.6	(6)
Cost of goods sold	**(708.5)**	(813.8)	13
Gross profit	**416.1**	388.8	7
Selling, general and administrative expenses	**(185.8)**	(208.8)	11
Research & development expenses	**(27.1)**	(23.8)	(14)
Asbestos adjustments	**(224.2)**	17.4	–
EBIT	**(21.0)**	173.6	–
Net interest expense	**(4.0)**	(3.0)	(33)
Other income (expense)	**6.3**	(14.8)	–
Operating (loss) income before taxes	**(18.7)**	155.8	–
Income tax expense	**(66.2)**	(19.5)	–
Net operating (loss) profit	**$ (84.9)**	$ 136.3	–
Volume (mmsf)			
USA and Europe Fibre Cement	**1,303.7**	1,526.6	(15)
Asia Pacific Fibre Cement	**389.6**	390.6	–
Average net sales price per unit (per msf)			
USA and Europe Fibre Cement	**US$ 635**	US$ 609	4
Asia Pacific Fibre Cement	**A$ 894**	A$ 879	2

Operating income for the USA and Europe Fibre Cement segment increased in fiscal year 2010 from fiscal year 2009 primarily due to lower material input costs, higher average net sales price and improved plant performance, partially offset by lower sales volume and a resulting increase in the fixed unit costs of manufacturing as fixed costs were spread over significantly lower production volume.

During fiscal year 2010, Asia Pacific Fibre Cement net sales contributed approximately 26% of total net sales. Net sales increased 9% due to favourable currency exchange rates movements in the Asia Pacific business' currencies compared to the US dollar and a 2% increase in average net sales price.

TOTAL NET SALES

Total net sales decreased 6% from US$1,202.6 million in fiscal year 2009 to US$1,124.6 million in fiscal year 2010 reflecting the ongoing decline in US housing activity.

USA AND EUROPE FIBRE CEMENT NET SALES

Net sales decreased 11% from US$929.3 million in fiscal year 2009 to US$828.1 million in fiscal year 2010 due to lower sales volume, partially offset by a higher average net sales price.

Sales volume decreased 15% from 1,526.6 million square feet in fiscal year 2009 to 1,303.7 million square feet in fiscal year 2010, primarily due to weaker demand for the company's products in the United States as a result of the downturn in activity in the US housing construction and renovations market amid overall weak economic conditions.

Although housing affordability has improved, the reduced availability of mortgage credit for prospective home buyers, the large inventory of homes for sale and relatively low consumer confidence continued to negatively affect demand. The average net sales price increased 4% from US$609 per msf in fiscal year 2009 to US$635 per msf in fiscal year 2010 as a result of a price increase early in fiscal year 2010 and a favourable shift in product mix.

According to the US Census Bureau, annualised seasonally-adjusted single family housing starts in March 2010 were 531,000, still significantly below the January 2006 peak of 1.823 million annualised starts.

For the full year ended 31 March 2010, the NBSK pulp price was US$761 per ton, 7% down compared to US$814 per ton for the prior year; however during the course of the year, key raw material and energy costs increased. The average pulp price in the fourth quarter was 24% higher than in the fourth quarter of fiscal year 2009, and 9% higher than in the third quarter of fiscal year 2010, as a result of continued strong demand, especially from China, and the effects on supply of the Chilean earthquake in February 2010.

Although production capacity has been re-commissioned as the NBSK pulp price index has risen, the price of pulp is expected to remain high in the immediate to medium term. In April 2010, the average NBSK pulp price rose to US$939 per ton.

Similarly, freight costs were lower for fiscal year 2010, compared to fiscal year 2009. However, freight costs rose in the fourth quarter of fiscal year 2010, compared to the third quarter of fiscal year 2010 and the fourth quarter of fiscal year 2009, in response to significantly higher diesel prices amid emerging signs of a recovery in the United States economy.

Over the full year, the ColorPlus® product range continued to increase its penetration rate.

The company's strategy remains unchanged, with the focus continuing to be on primary demand growth, product mix shift and zero to landfill.

ASIA PACIFIC FIBRE CEMENT NET SALES

Net sales from Asia Pacific Fibre Cement increased 9% from US$273.3 million in fiscal year 2009 to US$296.5 million in fiscal year 2010. The higher value of the Asia Pacific business' currencies against the US dollar accounted for 7% of the increase, while the remaining 2% of the increase was due to the underlying Australian dollar business results. In Australian dollars, net sales increased 2% due to an increase in average net sales price.

Australian Bureau of Statistics (ABS) reported a 16% increase in housing approvals in fiscal year 2010 compared to fiscal year 2009.

Asia Pacific sales volume was stable as increasing volume in Australia and the Philippines was offset by an 11% decrease in New Zealand volume, due to a weaker domestic market in fiscal year 2010, compared to fiscal year 2009.

In Australia, the Scyon™ branded product range continued to build momentum over the course of the fiscal year. In New Zealand, sales of differentiated products also grew in fiscal year 2010. Similarly, in the Philippines, sales of differentiated products, primarily thicker board, increased over the full year.

Appreciating local currencies resulted in a 5% decrease in raw material costs measured in Australian dollar terms for the Asia Pacific business compared to fiscal year 2009. The vast majority of this saving relates to pulp which is traded in US dollars.

GROSS PROFIT

Gross profit increased 7% from US$388.8 million in fiscal year 2009 to US$416.1 million in fiscal year 2010. The gross profit margin increased 4.7 percentage points from 32.3% in fiscal year 2009 to 37.0% in fiscal year 2010.

USA and Europe Fibre Cement gross profit increased 5% in fiscal year 2010 compared to fiscal year 2009. Gross profit benefited 11% as a result of higher average net sales price and 12% from a reduction of input costs, primarily pulp, energy and freight and lower warranty expenses. The benefits were partially offset by a 19% detriment due to lower sales volume and a resulting increase in the fixed unit cost of manufacturing, as fixed costs were spread over a lower production volume.

The gross profit margin of the USA and Europe Fibre Cement business increased by 5.9 percentage points.

Asia Pacific Fibre Cement gross profit increased 16% in fiscal year 2010 compared to fiscal year 2009. The higher value of Asia Pacific business' currencies against the US dollar accounted for 8% of the increase.

In Australian dollars, Asia Pacific Fibre Cement gross profit benefited 6% as a result of a favourable price movement, including product mix shift. In addition, gross profit benefited 5% from reduced manufacturing costs and decreased raw material input costs as appreciating local currencies more than offset increasing costs of raw materials that are traded in US dollars. These benefits were offset by higher warranty expenses.

The gross profit margin of the Asia Pacific Fibre Cement business increased by 1.9 percentage points.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES

SG&A expenses decreased 11% from US$208.8 million in fiscal year 2009 to US$185.8 million in fiscal year 2010. The decrease was primarily due to a favourable US$7.6 million adjustment to a legal provision following settlement of a contractual warranty and lower general corporate costs, partially offset by higher SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments. As a percentage of sales, SG&A expenses declined 0.9 of a percentage point to 16.5% in fiscal year 2010. For fiscal year 2010, SG&A expenses included non-claims handling related operating expenses of the AICF of US$2.1 million.

ASIC Proceedings

On 23 April 2009, his Honour Justice Gzell issued judgment against the company and ten former officers and directors of the company.

All defendants other than two lodged appeals against Justice Gzell's judgments, and ASIC responded by lodging cross-appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the company was heard in May 2010. A final judgment is awaited.

Depending upon the outcome of the appeals and cross-appeals, further or different findings may be made as to the liability of each defendant-appellant, any banning orders, fines payable, and costs of the appeal and the first instance proceedings that the company may become liable for either in respect of its own appeal or the appeals of other defendants-appellants under indemnities.

As with the first instance proceedings, the company has agreed to pay a proportion of the costs of bringing and defending appeals, with the remaining costs being met by third parties. The company notes that other recoveries may be available, including as a result of successful appeals or repayments by former directors and officers in accordance with the terms of their indemnities.

As a result of the above uncertainties, it is not presently possible for the company to estimate the amount or range of amounts, including costs that it might become liable to pay as a consequence of the appeal proceedings. Accordingly, as of 31 March 2010, the company has not recorded any related loss reserves.

It is the company's policy to expense legal costs as incurred. Losses and expenses arising from the ASIC proceedings and appeals could have a material adverse effect on the company's financial position, liquidity, results of operations and cash flows.

For the year ended 31 March 2010, the company incurred legal costs related to the ASIC proceedings, noted as ASIC expenses, of US$3.4 million. These costs were substantially lower compared to fiscal year 2009, when the company incurred ASIC expenses of US$14.0 million. ASIC expenses are included in SG&A expenses.

The company's net costs in relation to the ASIC proceedings from their commencement in February 2007 and the appeals to 31 March 2010 total US$23.1 million.

Background

In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales (the Court) against the company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, and engaging in misleading or deceptive conduct in respect of a security.

The company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the other former directors and officers of the company.

See Note 13 to the consolidated financial statements starting on page 104 of this annual report for further information on the ASIC Proceedings.

Chile Litigation

On 30 December 2009, the company entered into a settlement agreement with El Volcan resolving all outstanding issues between the parties relating to the sale of FC Volcan to El Volcan in July 2005. Under the settlement agreement, James Hardie will have no further obligation to defend or indemnify El Volcan in the antitrust proceedings commenced by Cementa or Quimel.

El Volcan will now be responsible for its own defence of the antitrust proceedings, including payment of any final judgments rendered on appeal. El Volcan will also be required to defend and indemnify James Hardie against any future claims by third parties related to the management or business of FC Volcan, including any future antitrust allegations. The terms and conditions of the settlement remain confidential. All amounts owed under the terms of the settlement were paid in full on 31 December 2009. As a result, the amount of the provision in excess of the settlement amount was reversed, resulting in a gain of US$7.6 million included in general corporate costs for the year ended 31 March 2010.

Background

On 24 April 2009, a trial court in Santiago, Chile awarded the then equivalent of US$13.4 million in damages against FC Volcan, in civil litigation brought by Cementa in 2007.

Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Quimel also joined the proceedings.

As these actions existed prior to James Hardie's sale of its Chilean business in July 2005, the company had agreed to indemnify the buyer, El Volcan, subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings.

After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing.

Quimel also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing. On 23 June 2009, the Chilean trial court dismissed the claim filed by Quimel against FC Volcan.

James Hardie denied and continues to deny the allegations of predatory pricing in Chile.

See Note 13 to the consolidated financial statements starting on page 104 of this annual report for more information on the Chile Litigation.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses include costs associated with "core" research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 9% higher for fiscal year 2010, at US$15.7 million.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 24% higher for fiscal year 2010 at US$11.4 million, compared to fiscal year 2009.

ASBESTOS ADJUSTMENTS

The company's asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the AFFA that was signed with the NSW Government in November 2006 and approved by the company's security holders in February 2007.

The discounted central estimate of the asbestos liability has decreased from AUS$1.782 billion at 31 March, 2009 to AUS$1.537 billion at 31 March, 2010. The reduction in the discounted central estimate of A$245.0 million is primarily due to increases in yields on Government Bonds, which are used for discounting the future cash flows; and a reduction in the projected future number of claims to be reported for a number of disease types.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company's consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the company's consolidated statement of operations, depending on the closing exchange rate between the two currencies at each balance sheet date.

For fiscal year 2010, the Australian dollar appreciated against the US dollar by 33%, compared to a 25% depreciation in fiscal year 2009.

The company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2010. The asbestos adjustments for the fiscal years ended 31 March 2010 and 2009 are as follows:

	Fiscal Years Ended 31 March	
(US$ millions)	**2010**	2009
Change in estimates	**$ (3.3)**	$ (162.3)
Effect of foreign exchange movements	**(220.9)**	179.7
Asbestos adjustments	**$ (224.2)**	$ (17.4)

CLAIMS DATA

The number of new claims filed in fiscal year 2010 of 535 is lower than new claims of 607 reported for fiscal year 2009, and also slightly below actuarial expectations for fiscal year 2010.

The number of claims settled of 540 for fiscal year 2010 is lower than claims settled of 596 for fiscal year 2009.

The average claim settlement of A$191,000 for fiscal year 2010 is in line with fiscal year 2009 and slightly below the actuarial expectations for fiscal year 2010.

Asbestos claims paid of A$103.2 million for fiscal year 2010 were lower than the actuarial expectation of A$114.2 million for fiscal year 2010.

As of 31 March 2010, the AICF had cash and investment assets of A$63.1 million (US$57.8 million). James Hardie will make a contribution of A$72.8 million (US$63.7 million) to the AICF on 1 July 2010. This amount represents 35% of the company's free cash flow for fiscal year 2010, as defined by the AFFA.

All figures provided in this claims data section are gross of insurance and other recoveries. See Note 11 to the consolidated financial statements for further information on asbestos adjustments.

EBIT

EBIT moved from US$173.6 million in fiscal year 2009 to a loss of US$21.0 million for fiscal year 2010. The loss for fiscal year 2010 includes net unfavourable asbestos adjustments of US$224.2 million (due primarily to the appreciation of the Australian dollar against the US dollar during the period), AICF SG&A expenses of US$2.1 million and ASIC expenses of US$3.4 million.

In fiscal year 2009, EBIT included net favourable asbestos adjustments of US$17.4 million (attributable to depreciation of the Australian dollar against the US dollar during the period, partially offset by a change in the actuarial estimate), AICF SG&A expenses of US$0.7 million and ASIC expenses of US$14.0 million.

Excluding asbestos and ASIC expenses, operating income increased from US$170.9 million in fiscal year 2009 to US$208.7 million in fiscal year 2010 as shown in the following table:

(Millions of US$)	**2010**	2009	% Change
USA and Europe Fibre Cement	**$ 208.5**	$ 199.3	5
Asia Pacific Fibre Cement	**58.7**	47.1	25
Research & Development	**(19.0)**	(18.9)	(1)
General Corporate:			
General corporate costs	**(42.9)**	(70.6)	39
Asbestos adjustments	**(224.2)**	17.4	-
AICF SG&A expenses	**(2.1)**	(0.7)	-
EBIT	**(21.0)**	173.6	-
Excluding:			
Asbestos:			
Asbestos adjustments	**224.2**	(17.4)	-
AICF SG&A expenses	**2.1**	0.7	-
ASIC expenses	**3.4**	14.0	(76)
EBIT excluding asbestos and ASIC expenses	**$ 208.7**	$ 170.9	22
Net sales	**$ 1,124.6**	$ 1,202.6	(6)
EBIT margin excluding asbestos and ASIC expenses	**18.6%**	14.2%	

USA and Europe Fibre Cement EBIT increased by 5% from US$199.3 million in fiscal year 2009 to US$208.5 million in fiscal year 2010. The improvement was driven by lower material input costs (primarily pulp, energy and freight), higher average net sales price and improved plant performance which contributed to lower average unit manufacturing costs. These benefits were partially offset by lower sales volume and a resulting increase in the fixed unit cost of manufacturing as fixed costs were spread over significantly lower production volume. The USA and Europe Fibre Cement EBIT margin was 3.8 percentage points higher at 25.2%.

Asia Pacific Fibre Cement EBIT increased 25% from US$47.1 million in fiscal year 2009 to US$58.7 million in fiscal year 2010. Favourable currency exchange rate movements in the Asia Pacific business' currencies compared to the US dollar accounted for 11% of this increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the full year increased 14% due to strong primary demand growth offsetting weakened local markets, an increase in average net sales price, and favourable product mix shift, together with lower raw materials costs and reduced manufacturing costs. These benefits were partially offset by an increase in warranty expenses. The EBIT margin was 2.6 percentage points higher at 19.8%.

GENERAL CORPORATE COSTS

General corporate costs decreased US$27.7 million from US$70.6 million in fiscal year 2009 to US$42.9 million in fiscal year 2010. The company incurred costs associated with its Re-domicile of US$9.1 million in fiscal year 2010, compared to US$10.3 million in fiscal year 2009. ASIC expenses decreased from US$14.0 million in fiscal year 2009 to US$3.4 million in fiscal year 2010.

General corporate costs excluding ASIC expenses and Re-domicile costs for fiscal year 2010 decreased from US$46.3 million in fiscal year 2009 to US$30.4 million in fiscal year 2010. The reduction was due to a US$7.6 million reversal of a legal provision and reductions in other general corporate costs.

NET INTEREST EXPENSE

Net interest expense increased from US$3.0 million in fiscal year 2009 to US$4.0 million in fiscal year 2010. Net interest expense for fiscal year 2010 included AICF interest income of US$3.3 million and a realised loss of US$2.5 million on interest rate swap contracts. Net interest expense for fiscal year 2009 included AICF interest income of US$6.4 million and nil related to interest rate swap contracts.

OTHER INCOME (EXPENSE)

Other income moved from an expense of US$14.8 million in fiscal year 2009 to income of US$6.3 million in fiscal year 2010. The turnaround resulted from an other-than-temporary impairment charge of US$14.8 million recognised at 31 March 2009 on restricted short-term investments held by the AICF. Other income for the full year also benefited from a US$6.7 million (A$7.9 million) realised gain arising from the sale of restricted short-term investments held by the AICF, partially offset by an unrealised loss of US$0.4 million resulting from movements in the fair value of interest rate swap contracts.

INCOME TAX

Income tax expense increased from US$19.5 million in fiscal year 2009 to US$66.2 million in fiscal year 2010. The company's effective tax rate on earnings excluding asbestos and tax adjustments was 34.4% in fiscal year 2010, compared to 41.4% for fiscal year 2009. The change in effective tax rate excluding asbestos and tax adjustments is attributable to changes in the geographic mix of earnings and expenses, reductions in non-tax deductible expenses and the reversal of a non-taxable legal provision in operating profit.

The company recorded favourable tax adjustments of US$2.9 million in fiscal year 2010 compared to unfavourable tax adjustments of US$7.2 million in fiscal year 2009. The tax adjustments in fiscal years 2010 and 2009 relate to uncertain tax positions.

NET OPERATING (LOSS) PROFIT

Net operating loss moved from a profit of US$136.3 million in fiscal year 2009 to a loss of US$84.9 million in fiscal year 2010. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 32% from US$100.5 million in fiscal year 2009 to US$133.0 million in fiscal year 2010 as shown in the table below.

	Fiscal Years Ended 31 March	
(US$ millions)	**2010**	2009
Net operating (loss) profit	**$ (84.9)**	$ 136.3
Excluding:		
Asbestos adjustments	**224.2**	(17.4)
AICF SG&A expenses	**2.1**	0.7
AICF interest income	**(3.3)**	(6.4)
(Gain) impairment on AICF investments	**(6.7)**	14.8
Tax expense (benefit) related to asbestos adjustments	**1.1**	(48.7)
ASIC expenses	**3.4**	14.0
Tax adjustments	**(2.9)**	7.2
Net operating profit excluding asbestos, ASIC expenses and tax adjustments	**$ 133.0**	$ 100.5

Fiscal year 2010 includes a one-time legal provision reversal of US$7.6 million. See Note 13 to the consolidated financial statements starting on page 104 of this annual report for further information on the legal provision reversal.

LIQUIDITY AND CAPITAL RESOURCES

The company's treasury policy regarding liquidity management, foreign exchange risk management, interest rate risk management and cash management is administered by its treasury department and is centralised in Ireland. This policy is reviewed annually and is designed to ensure that the company has sufficient liquidity to support its business activities and meet future business requirements in the countries in which it operates. Counterparty limits are managed by the treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts that are approved annually by the Chief Financial Officer.

James Hardie has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on the company's short-term or long-term liquidity. The company anticipates that it will have sufficient funds to meet its planned working capital and other cash requirements for the next 12 months based on its existing cash balances, cash available under proposed new credit facilities and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash, unutilised committed credit facilities, anticipated future net operating cash flows and proposed new facilities.

Excluding restricted cash, the company had cash and cash equivalents of US$19.2 million as of 31 March 2010. At that date, the company also had credit facilities totalling US$426.7 million, of which US$154.0 million was drawn, leaving US$272.7 million available to be drawn. The credit facilities are all uncollateralised and consist of the following:

(Millions of US dollars)		**At 31 March 2010**	
Description	Effective Interest Rate	Total Facility	Principal Drawn
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	0.86%	$ 161.7	$ 95.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	–	45.0	–
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	–	130.0	–
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.01%	90.0	59.0
Total		$ 426.7	$ 154.0

At 31 March 2010 the company had net debt of US$134.8 million, a decrease of US$146.8 million from net debt of US$281.6 million at 31 March 2009.

In December 2009, the company refinanced US$130.0 million in facilities, which previously had maturity dates in or prior to June 2010. The maturity date of these new facilities is December 2012. On 16 June 2010, US$161.7 million of the term facilities matured. The company did not refinance these facilities. Accordingly, amounts outstanding under these facilities were repaid by using longer-term facilities.

The weighted average remaining term of the total credit facilities at 31 March 2010 was 2.6 years. For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (LIBOR) plus the margins of individual lenders and is payable at the end of each draw-down period. During fiscal year 2010, the company paid US$1.3 million in commitment fees. As of 31 March 2010, US$154.0 million was drawn under the combined facilities and US$272.7 million was available.

In March 2006, RCI received an amended assessment from the ATO based on the ATO's calculation of RCI's net capital gains arising as a result of an internal corporate restructuring carried out in 1998.

During fiscal year 2007, the company agreed with the ATO that in accordance with the ATO Receivables Policy, James Hardie would pay 50% of the total amended assessment being A$184.0 million (US$148.4 million – converted at the 31 March 2007 spot rate) and provide a guarantee from JHI SE in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending the outcome of the appeal of the amended assessment. The company also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to 31 March 2010, the company had paid A$118.6 million (US$108.6 million) of GIC to the ATO. This amount includes GIC of A$76.7 million (US$70.2 million) paid as part of the payment of A$184.0 million (US$148.4 million – converted at the 31 March 2007 spot rate) towards the amended assessment in fiscal year 2007. On 15 April 2010, the company paid an additional amount of A$2.5 million (US$2.3 million) in GIC related to the quarter ended 31 March 2010.

RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO's position in this matter. The company believes that RCI's view on its tax position will ultimately prevail in this matter. As a result, the company has treated all payments in respect of the amended assessment and the accrued interest receivable on such payments as of 31 March 2010 as a deposit. It is the company's intention to treat any payments to be made at a later date and accrued interest receivable as a deposit.

The company expects that any amounts paid would be recovered, with interest, by RCI at the time RCI is successful in its appeal against the amended assessment. However, if RCI is unsuccessful in its appeal, RCI will be required to pay the entire assessment. As of 31 March 2010, the company had not recorded any liability for the amended assessment as it believes it is more-likely-than-not, based on the technical merits, that its position will be upheld.

For more information, see Note 14 to the consolidated financial statements starting on page 105 of this annual report. If the company is unable to extend its credit facilities, or unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, continue to suspend dividend payments, or take other measures to conserve cash in order to meet future cash flow requirements.

As of 31 March 2010, the company's management believed that it was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes "net worth" means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid-in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA) in any given Financial Year is contributed to the AICF on the payment dates under the AFFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the company under the AFFA.

CASH FLOW

Net operating cash moved from a cash outflow of US$45.2 million in fiscal year 2009 to a cash inflow of US$183.1 million in fiscal year 2010, primarily due to two significant cash outflows in fiscal year 2009 that did not recur in fiscal year 2010: the ATO settlement payment of US$101.6 million in settlement of disputes for the years 2002 and 2004 to 2006, and the quarterly instalment payments to the AICF totalling US$110.0 million. Under the terms of the AFFA, the company was not required to make a contribution to the AICF during fiscal year 2010. Net operating cash flow was also favourably affected by a net improvement in operating results across the business, changes in accrued liabilities and an increase in accounts payable due to rising levels of inventory. These favourable movements were partially offset by an increase in accounts receivable.

Historically, the company has generated cash from operations before accounting for unusual or discrete large cash outflows. Therefore, in periods when it does not incur any unusual or discrete large cash outflows, such as or similar to the ATO settlement during fiscal year 2009, the company expects that net operating cash flow will be the primary source of liquidity to fund business activities. In periods where cash flows from operations are insufficient to fund all business activities, the company expects to rely more significantly on available credit facilities and other sources of working capital.

Net cash used in investing activities increased from US$26.1 million in fiscal year 2009 to US$50.5 million in fiscal year 2010 as capital expenditures increased from the prior year.

Net financing cash moved from a cash inflow of US$25.0 million in fiscal year 2009 to a cash outflow of US$159.0 million in fiscal year 2010, primarily due to repayment of 364-day facilities of US$93.3 million and a reduction in outstanding term facilities of US$76.7 million during fiscal year 2010.

Capital Requirements and Resources

James Hardie's capital requirements consist of expansion, renovation and maintenance of its production facilities and construction of new facilities. The company's working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.

During the fiscal year ended 31 March 2010, the company met its capital expenditure requirements through a combination of internal cash and funds from credit facilities. The company expects to use cash primarily generated from its operations to fund capital expenditures and working capital. During fiscal year 2011, the company expects to spend approximately US$70 million to US$80 million on capital expenditures, including facility upgrades, equipment to enhance environmental compliance and capital to implement new fibre cement technologies. The company plans to fund any cash flow shortfalls that it may experience due to payments related to the AFFA and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of US$19.2 million at 31 March 2010, and cash that it anticipates will be available under credit facilities.

Under the terms of the AFFA, the company is required to fund the AICF on an annual basis, depending on its net operating cash flow. The initial funding payment of A$184.3 million (US$145.0 million at the time of payment) was made to the AICF in February 2007 and annual payments will be made each July. The amounts of these annual payments are dependent on several factors, including the company's free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. No contribution was required to be made under the AFFA in fiscal year 2008. Further contributions in fiscal year 2009 were made on a quarterly basis in July and October 2008 and in January and March 2009, totalling A$118.0 million (inclusive of interest). Under the terms of the AFFA, the company was not required to make a contribution to the AICF in fiscal year 2010. The company will make a contribution to the AICF in fiscal year 2011 of A$72.8 million (US$63.7 million). Future funding for the AICF continues to be linked under the terms of the AFFA to the company's long-term financial success, especially its ability to generate net operating cash flow.

The company anticipates that its cash flows from operations, net of estimated payments under the AFFA, will be sufficient to fund its planned capital expenditure and working capital requirements in the short-term. If the company does not generate sufficient cash from operations to fund its planned capital expenditures and working capital requirements, it believes the cash and cash equivalents of US$19.2 million at 31 March 2010, and the cash that it anticipates will be available under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.

The company expects to rely primarily on increased market penetration of its products and increased profitability from a more favourable product mix to generate cash to fund its long-term growth. Historically, the company's products have been well-accepted by the market and its product mix has changed towards higher-priced, differentiated products that generate higher margins.

The company has historically reinvested a portion of the cash generated from its operations to fund additional capital expenditures, including research and development activities, which it believes have facilitated greater market penetration and increased profitability. The company's ability to meet its long-term liquidity needs, including its long-term growth plan, is dependent on the continuation of this trend and other factors discussed here.

In May 2007, the company announced a dividend policy of a payout ratio of between 50% to 75% of net income before asbestos adjustments, subject to funding requirements. In November 2008, the company announced that its Board had decided to omit the interim dividend for fiscal year 2009 and that it would continue to review the dividend policy, but that it was likely dividends would be suspended until conditions improved significantly. On 20 May, 2009, the company announced that it would omit the year-end dividend for fiscal year 2009 to conserve capital and that, until such time as market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, it anticipates that dividends will continue to be suspended in order to conserve capital. This remains the company's position.

The company believes its business is affected by general economic conditions, such as level of employment, consumer confidence, consumer income, the availability of financing and interest rates in the United States and in other countries because these factors affect housing affordability and the level of housing prices. Over the past several years, the ongoing sub-prime mortgage fallout, rising unemployment, increased foreclosures, high current inventory of unsold homes, tighter credit and volatile equity markets have materially adversely affected the company's business. The company expects that business derived from current US forecasts of new housing starts and renovation and remodel expenditures will result in its operations generating cash flow sufficient to fund the majority of its planned capital expenditures. It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which the company manufactures and sells its products would negatively affect its growth and current levels of revenue and profitability and therefore decrease the company's liquidity and ability to generate sufficient cash from operations to meet its capital requirements.

Pulp and cement are primary ingredients in the company's fibre cement formulation, which have been subject to price volatility, affecting its working capital requirements. The company's pulp prices are discounted from a global index, NBSK, which – based on information the company receives from RISI and other sources – are predicted to increase in fiscal year 2011 due to increased demand and the effects on supply of the Chilean earthquake in February 2010. To minimise additional working capital requirements caused by rising pulp prices, the company has entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchases its pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.

The company expects its average price for cement to remain relatively flat compared to fiscal year 2010. The company continues to look for opportunities to negotiate lower prices with its cement suppliers and continues to evaluate opportunities to increase its supplier base.

Freight costs decreased in fiscal year 2010 due to shifts in product mix; however, freight costs increased in the fourth quarter of fiscal year 2010 in response to significantly higher diesel prices amid emerging signs of recovery in the US economy. The company expects this to continue in fiscal year 2011.

The collective impact of the foregoing factors, and other factors, including those identified in Forward-looking Statements on the inside back cover of this annual report, may materially adversely affect the company's ability to generate sufficient cash flows from operations to meet its short and longer-term capital requirements. The company believes that it will be able to fund any cash shortfalls for at least the next 12 months with cash that it anticipates will be available under its credit facilities and that it will be able to maintain sufficient cash available under those facilities. Additionally, the company may decide that it is necessary to continue to suspend dividend payments, scale back or postpone its expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.

Capital Expenditures

The company's total capital expenditures, including amounts accrued, for continuing operations for fiscal years 2010 and 2009 were US$50.5 million and US$26.1 million, respectively.

Significant capital expenditures in fiscal years 2010 and 2009 included expenditures related to a new finishing capability on an existing product line.

Contractual Obligations

The following table summarises the company's contractual obligations at 31 March 2010:

		Payments Due During Fiscal Year Ending 31 March			
(Millions of US dollars)	Total	2011	2012 to 2013	2014 to 2015	Thereafter
Asbestos Liability[1]	$ 1,619.2	$ N/A	$ N/A	$ N/A	$ N/A
Long-Term Debt	154.0	95.0	59.0	–	–
Estimated interest payments on Long-Term Debt[2]	24.1	5.7	11.2	5.7	1.5
Operating Leases	114.4	17.4	31.5	28.0	37.5
Purchase Obligations[3]	0.7	0.7	–	–	–
Total	$ 1,912.4	$ 118.8	$ 101.7	$ 33.7	$ 39.0

[1] The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The table above does not include a breakdown of payments due each year as such amounts are not reasonably estimable. See Note 11 to the consolidated financial statements starting on page 98 for further information regarding the future obligations under the AFFA.

[2] Interest amounts are estimates based on gross debt remaining unchanged from the 31 March 2010 balance and interest rates remaining consistent with the rates at 31 March 2010. Interest paid includes interest in relation to the company's debt facilities, as well as the net amount paid relating to interest rate swap agreements. The interest on debt facilities is variable based on a market rate and includes margins agreed to with the various lending banks. The interest on interest rate swaps is set at a fixed rate. There are several variables that can affect the amount of interest the company may pay in future years, including: (i) new debt facilities with rates or margins different from historical rates; (ii) expiration of existing debt facilities resulting in a change in the average interest rate; (iii) fluctuations in the market interest rate; (iv) new interest rate swap agreements; and (v) expiration of existing interest rate swap agreements.

[3] Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on the company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

The table above excludes US$7.7 million of uncertain tax positions as the company is unable to reasonably estimate the ultimate amount or timing of settlement. See Note 14 to the consolidated financial statements starting on page 105 of this annual report.

See Notes 9 and 13 to the consolidated financial statements starting on pages 96 and 104 of this annual report for further information regarding long-term debt and operating leases, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

As of 31 March, 2010 and 2009, the company did not have any material off-balance sheet arrangements.

INFLATION

The company does not believe that inflation has had a significant impact on the results of operations for the fiscal year ended 31 March 2010.

SEASONALITY AND QUARTERLY VARIABILITY

The company's earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

For fiscal years 2010 and 2009, the company's expenses for research and development were US$27.1 million and US$23.8 million, respectively.

James Hardie views research and development as key to sustaining its existing market leadership position and expects to continue to allocate significant funding to this endeavour. Through its investment in process technology, the company aims to keep reducing its capital and operating costs, and find new ways to make existing and new products.

OUTLOOK

Although new housing construction activity in the US improved in the fourth quarter of fiscal year 2010, the start of fiscal year 2011 has seen another decline in US new housing numbers following the expiry of the government's housing initiatives on 30 April 2010.

Analysts are now less confident that the US housing market will improve in fiscal year 2011. Severe challenges remain, including constrained credit conditions that are restricting the availability of finance for prospective buyers and developers, a weak employment market, and a continuing supply of foreclosed homes.

Asia Pacific markets that James Hardie participates in are likely to be somewhat better in fiscal year 2011 than in fiscal year 2010.

Operating costs are expected to be considerably higher in fiscal year 2011 than in fiscal year 2010, as market demand puts upward pressure on basic commodity prices.

Despite the challenging environment and higher input costs, the company will continue to pursue strong financial returns, and, at the same time, increase spending on long-term product and market initiatives.

CRITICAL ACCOUNTING POLICIES

The accounting policies affecting James Hardie's financial condition and results of operations are more fully described in Note 2 to the consolidated financial statements starting on page 89 of this annual report. Certain of the company's accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. The company considers the following policies to be the most critical in understanding the judgments that are involved in preparing its consolidated financial statements and the uncertainties that could have an impact on its results of operations, financial condition and cash flows.

Accounting for Contingencies

James Hardie accounts for loss contingencies arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, the company reassesses its situation and makes appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters, ASIC proceedings, and Chile litigation, see Notes 11 and 13 to the consolidated financial statements starting on pages 98 and 104 of this annual report.

Accounting for the AFFA

Prior to 31 March 2007, the company's consolidated financial statements included an asbestos provision based on the Original FFA.

In February 2007, the AFFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on its assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The company views the central estimate as the best estimate for recording the asbestos liability in the company's financial statements. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability also includes an allowance for the future operating costs of the AICF.

In estimating the potential financial exposure, KPMG Actuaries has made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through 2071, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected and could result in significant debits or credits to the consolidated balance sheet and statement of operations.

An updated actuarial assessment is performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on the company's business, results of operations and financial condition.

For additional information regarding the asbestos liability, see Note 11 to the consolidated financial statements starting on page 98 of this annual report.

Sales Rebates and Discounts

James Hardie records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Accounts Receivable

James Hardie evaluates the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within the company's expectations, it cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Because the company's accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could affect their ability to make payments and result in the need for additional allowances which would decrease the company's net sales. For additional information regarding customer concentration, see Note 17 to the consolidated financial statements on page 114 of this annual report.

Inventory

Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If the company's estimate for the future demand for inventory is greater than actual demand and it fails to reduce manufacturing output accordingly, the company could be required to record additional inventory reserves, which would have a negative impact on its gross profit.

Accrued Warranty Reserve

James Hardie has offered and continues to offer various warranties on its products. In April 2009, the company replaced its 50-year limited pro-rated warranty with a 30-year limited non-pro-rated warranty for certain fibre cement siding products in the United States. Because the company's fibre cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with the company's expectations over an extended period of time. A typical warranty program requires that the company replace defective products within a specified time period from the date of sale. The company records an estimate for future warranty-related costs based on an analysis by the company, which includes the historical relationship of warranty costs to installed product. Based on this analysis and other factors, the company adjusts the amount of its warranty provisions as necessary. Although warranty costs have historically been within calculated estimates, if the company's experience is significantly different from its estimates, it could result in the need for additional reserves.

Accounting for Income Tax

James Hardie recognises deferred tax assets and deferred tax liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which it expects the differences to reverse. The company records a valuation allowance to reduce the deferred tax assets to the amount that it is more likely than not to realise. The company must assess whether, and to what extent, it can recover its deferred tax assets. If full or partial recovery is unlikely, it must increase its income tax expense by recording a valuation allowance against the portion of deferred tax assets that it cannot recover. The company believes that it will recover all of the deferred tax assets recorded (net of valuation allowance) on its consolidated balance sheet at 31 March 2010. However, if facts later indicate that it will be unable to recover all or a portion of its net deferred tax assets, its income tax expense would increase in the period in which it determines that recovery is unlikely.

The company evaluates its uncertain tax positions in accordance with the guidance for accounting for uncertainty in income taxes. The company believes that its reserve for uncertain tax positions, including related interest, is adequate. Due to its size and the nature of its business, the company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions it asserts on its income tax returns. The amounts ultimately paid upon resolution of these matters could be materially different from the amounts previously included in its income tax expense and therefore could have a material impact on the company's tax provision, net income and cash flows. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognised in the consolidated financial statements. Each quarter the company evaluates the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold. The company is required to make subjective judgments and assumptions regarding its income tax exposures and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, the company's income tax expense in a given financial statement period could be materially affected.

For additional information, see Note 14 to the consolidated financial statements starting on page 105 of this annual report.

About the terminology used in this annual report
In this annual report, James Hardie may present financial measures, sales volume terms, financial ratios, and non-US GAAP financial measures included in the Definitions section of this document starting on this page.

The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit". The company may also present other terms for measuring its sales volume ("million square feet" or "mmsf" and "thousand square feet" or "msf"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt (cash)"); and non-US GAAP financial measures ("EBIT excluding asbestos and ASIC expenses", "EBIT margin excluding asbestos and ASIC expenses", "Net operating profit excluding asbestos, ASIC expenses and tax adjustments", "Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments", "Operating profit before income taxes excluding asbestos", "Effective tax rate excluding asbestos and tax adjustments", "EBITDA" and "General corporate costs excluding ASIC expenses and domicile change related costs"). Unless otherwise stated, results and comparisons are of the current fiscal year versus the prior fiscal year.

DEFINITIONS

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company's operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16" thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders' equity.

Net interest expense cover – EBIT divided by net interest expense.

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

(Millions of US dollars)	2010	2009
EBIT	**$ (21.0)**	$ 173.6
Asbestos:		
Asbestos adjustments	**224.2**	(17.4)
AICF SG&A expenses	**2.1**	0.7
ASIC expenses	**3.4**	14.0
EBIT excluding asbestos and ASIC expenses	**208.7**	170.9
Net sales	**$ 1,124.6**	$ 1,202.6
EBIT margin excluding asbestos and ASIC expenses	**18.6%**	14.2%

EBIT and EBIT margin excluding asbestos – EBIT and EBIT margin excluding asbestos are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

(Millions of US dollars)	2010	2009
EBIT	**$ (21.0)**	$ 173.6
Asbestos:		
Asbestos adjustments	**224.2**	(17.4)
AICF SG&A expenses	**2.1**	0.7
EBIT excluding asbestos	**205.3**	156.9
Net Sales	**$ 1,124.6**	$ 1,202.6
EBIT margin excluding asbestos	**18.3%**	13.0%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	**2010**	2009
Net operating (loss) profit	**$ (84.9)**	$ 136.3
Asbestos:		
Asbestos adjustments	**224.2**	(17.4)
AICF SG&A expenses	**2.1**	0.7
AICF interest income	**(3.3)**	(6.4)
(Gain) impairment on AICF investments	**(6.7)**	14.8
Tax expense (benefit) related to asbestos adjustments	**1.1**	(48.7)
ASIC expenses	**3.4**	14.0
Tax adjustments	**(2.9)**	7.2
Net operating profit excluding asbestos, ASIC expenses and tax adjustments	**$ 133.0**	$ 100.5

Net operating profit excluding asbestos – Net operating profit excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	**2010**	2009
Net operating (loss) profit	**$ (84.9)**	$ 136.3
Asbestos:		
Asbestos adjustments	**224.2**	(17.4)
AICF SG&A expenses	**2.1**	0.7
AICF interest income	**(3.3)**	(6.4)
(Gain) impairment on AICF investments	**(6.7)**	14.8
Tax expense (benefit) related to asbestos adjustments	**1.1**	(48.7)
Net operating profit excluding asbestos	**$ 132.5**	$ 79.3

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	**2010**	2009
Net operating profit excluding asbestos, ASIC expenses and tax adjustments	**$ 133.0**	$ 100.5
Weighted average common shares outstanding – Diluted (millions)	**436.8**	434.5
Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	**30.5**	23.1

Diluted earnings per share excluding asbestos – Diluted earnings per share excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	**2010**	2009
Net operating profit excluding asbestos	**$ 132.5**	$ 79.3
Weighted average common shares outstanding – Diluted (millions)	**436.8**	434.4
Diluted earnings per share excluding asbestos (US cents)	**30.3**	18.3

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	**2010**	2009
Operating profit (loss) before income taxes	**$ (18.7)**	$ 155.8
Asbestos:		
Asbestos adjustments	**224.2**	(17.4)
AICF SG&A expenses	**2.1**	0.7
AICF interest income	**(3.3)**	(6.4)
(Gain) impairment on AICF investments	**(6.7)**	14.8
Operating profit before income taxes excluding asbestos	**$ 197.6**	$ 147.5
Income tax (expense) benefit	**(67.3)**	(19.5)
Tax expense (benefit) related to asbestos adjustments	**1.1**	(48.7)
Tax adjustments	**(2.9)**	7.2
Income tax expense excluding tax adjustments	**(69.1)**	(61.0)
Effective tax rate excluding asbestos and tax adjustments	**35.0%**	41.4%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

(Millions of US dollars)	**2010**	2009
EBIT	**$ (21.0)**	$ 173.6
Depreciation and amortisation	**61.7**	56.4
EBITDA	**$ 40.7**	$ 230.0

EBITDA excluding asbestos and ASIC expenses – EBITDA excluding asbestos, ASIC expenses and asset impairments is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

(Millions of US dollars)	**2010**	2009
EBIT excluding asbestos and ASIC expenses	**$ 208.7**	$ 170.9
Depreciation and amortisation	**61.7**	56.4
EBITDA excluding asbestos and ASIC expenses	**$ 270.4**	$ 227.3

EBITDA excluding asbestos – EBITDA excluding asbestos is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

(Millions of US dollars)	**2010**	2009
EBIT excluding asbestos	**$ 205.3**	$ 156.9
Depreciation and amortisation	**61.7**	56.4
EBITDA excluding asbestos	**$ 267.0**	$ 213.3

Abbreviations

ADR – American Depositary Receipt
AICF – Asbestos Injuries Compensation Fund
AIM – Annual Information Meeting
AGM – Annual General Meeting
AFFA – Amended and Restated Final Funding Agreement
ASIC – Australian Securities and Investments Commission
ASX – Australian Securities Exchange
ATO – Australian Taxation Office
CEO – Chief Executive Officer
CFO – Chief Financial Officer
CUFS – CHESS Units of Foreign Securities
GIC – General Interest Charge
IRS – US Internal Revenue Service
JHAF – James Hardie Australia Finance Pty Limited
KPMG Actuaries – KPMG Actuaries Pty Limited
LIBOR – London Interbank Offered Rate
NAHB – National Association of Home Builders
NBSK – Northern Bleached Softwood Kraft
NSW – New South Wales
NV – Naamloze Vennootschap
NYSE – New York Stock Exchange
RCI – RCI Pty Limited
SE – Societas Europaea
SEC – United States Securities and Exchange Commission
SG&A – Selling, General & Administrative
US GAAP – US Generally Accepted Accounting Principles

DIRECTORS' REPORT

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

DIRECTORS

For most of fiscal year 2010, James Hardie had a multi-tiered board structure. Until completion of Stage 1 of the Re-domicile on 19 February 2010, this consisted of a Joint Board, a Supervisory Board and a Managing Board. Following completion of Stage 1 of the Re-domicile, the Managing Board remained in place but the Joint Board ceased to exist and all of its responsibilities were assumed by the Supervisory Board. Since completion of Stage 2 of the Re-domicile on 17 June 2010, the company has had a single Board.

At the date of this report the directors are: Michael Hammes (Chairman), Donald McGauchie (Deputy Chairman), Brian Anderson, David Dilger, David Harrison, James Osborne, Rudy van der Meer and Louis Gries (CEO).

Changes in James Hardie Boards between 1 April 2009 and the date of this report were:

- Mr David Dilger was appointed to the Joint and Supervisory Boards effective 2 September 2009 (US time);
- Mr Hammes, Mr McGauchie, Mr Anderson, Mr Dilger, Mr Harrison, Mr Osborne and Mr van der Meer ceased to be members of the Joint Board on 19 February 2010 when the Joint Board ceased to exist; and ceased to be members of the Supervisory Board and became members of the single Board of directors on 17 June 2010 when the Supervisory Board ceased to exist; and
- Mr Gries, Mr Chenu and Mr Cox ceased to be members of the Managing Board on 17 June 2010 when the Managing Board ceased to exist, but continue in their executive roles.

Directors' qualifications, experience, special responsibilities, period in office and directorships of other publicly listed companies are set out in the directors' profiles on pages 18–19 of this annual report.

ATTENDANCE AT MEETINGS

Directors' attendance at James Hardie Board meetings during the fiscal year ended 31 March 2010 is recorded on page 69, within the Corporate Governance Report of this annual report.

PRINCIPAL ACTIVITIES

The principal activities of the company during fiscal year 2010 were the manufacture and marketing of fibre cement products in the USA, Australia, New Zealand, the Philippines and Europe.

REVIEW AND RESULTS OF OPERATIONS

A review of the company's operations during the fiscal year and of the results of those operations is contained in Management's Discussion and Analysis on pages 22–33 of this annual report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

On 21 August 2009, shareholders approved Stage 1 of a two-stage re-domicile proposal (together, the Re-domicile) to move the company's corporate domicile from The Netherlands to the Republic of Ireland (Ireland).

Following this vote, on 19 February 2010, James Hardie completed its transformation from an NV to an SE registered in The Netherlands (Stage 1).

POST FISCAL YEAR EVENTS

Re-domicile

On 2 June 2010, shareholders approved Stage 2 of the Re-domicile to transform James Hardie Industries SE to an Irish SE by moving the corporate domicile from The Netherlands to Ireland.

Following this vote, on 17 June 2010, the company moved its corporate domicile to Ireland and became subject to Irish law in addition to the Council of the European Union's Regulation on the Statute for a European Company regulations governing an SE.

Debt Facilities

On 16 June 2010, US$161.7 million of the company's term facilities matured, which included US$95.0 million of term facilities that were outstanding at 31 March 2010. The company did not refinance these facilities. Accordingly, amounts outstanding under these facilities were repaid in June 2010 by using longer term facilities.

FINANCIAL POSITION, OUTLOOK AND FUTURE NEEDS

The financial position, outlook and future needs of the company are set out in Management's Discussion and Analysis, on pages 22–33 of this annual report.

DIVIDENDS

No dividends or distributions were recommended by the Board or paid to shareholders in fiscal year 2010.

The company announced on 20 May 2009 that it would omit a dividend for fiscal year 2009 to conserve capital and that, until such time as market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, it is anticipated the company will continue to omit dividends in order to conserve capital. On 27 May 2010, the company confirmed that this remains its position.

ENVIRONMENTAL REGULATIONS AND PERFORMANCE

Protecting the environment is critical to the way the company does business, and we continue to seek ways to use materials and energy more efficiently and to reduce waste and emissions.

Our integrated environmental, health and safety management system includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve the company's performance and systems with training, regular review, improvement plans and corrective action as priorities.

The manufacturing and other ancillary activities conducted by the company are subject to licenses, permits and agreements issued under environmental laws that apply in each location.

Under the applicable licenses, permits and trade waste agreements, discharges to water and air and noise emissions are to be maintained below specified limits.

In addition, dust and odour emissions from sites are regulated by local government authorities. The company employs dedicated resources and appropriate management systems at each site to ensure that our obligations are met. These resources are also employed to secure improvements in our systems and process.

Solid wastes are removed to licensed landfills. Programs, including expanded recycling programs, are in place to reduce waste that presently goes to landfills. Further information about James Hardie's approach to the environment is included in pages 15–16 of this annual report.

CORPORATE GOVERNANCE

Details of JHI SE's corporate governance policies and procedures, including information about the roles, structure and Charters of the Board Committees, are set out on pages 67–80 of this annual report.

COMPANY SECRETARY

The company secretary until 29 June 2010 was Robert Cox. Mr Cox's qualifications and experience are set out on page 17 of this annual report. On 29 June 2010, Marcin Firek became company secretary. Mr Firek has been employed by James Hardie as Legal Counsel and Company Secretary – Australia since 2006. Mr Firek is a member of the Institute of Chartered Secretaries of Australia and has over 13 years experience in legal practice.

REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES

The summary of the Board's remuneration policy and practices between 1 April 2009 and 31 March 2010 is set out within the Remuneration Report in this annual report starting on page 41.

Irish law does not require the company to produce a remuneration report or to submit one to shareholders. Similarly, the company is not required under the ASX Corporate Governance Council Principles and Recommendations or section 300A of the Corporations Act to submit a remuneration report to shareholders for a non-binding vote.

However, the company has produced, and submitted for non-binding shareholder approval, a remuneration report for some years and currently intends to continue to do so. Taking into consideration the company's large Australian shareholder base, the company has voluntarily elected to provide the information in sections 2 and 8 to 10 of this report, which are intended to provide information similar to that provided by Australian listed companies in their remuneration reports.

CHANGES IN DIRECTORS' INTERESTS IN JHI SE SECURITIES

Changes in directors' relevant interests in JHI SE securities between 1 April 2009 and 31 March 2010 are set out on page 66, in the Remuneration Report in this annual report.

OPTIONS AND RESTRICTED STOCK UNITS

No options were granted during fiscal year 2010.

The company uses restricted stock units (RSUs) over its CUFS listed on the ASX for its long-term incentive compensation. Details of RSUs granted to the CEO and senior executives during the fiscal year are set out in the Remuneration Report on page 59 of this annual report. Details of options exercised and RSUs vested during the fiscal year are set out in Note 15 to the consolidated financial statements, starting on page 109 of this annual report.

Options changes between 31 March 2010 and 15 June 2010 are set out below. Options changes during the period 1 April 2009 to 31 March 2010 are set out in Note 15 to the consolidated financial statements starting on page 109 of this annual report.

Range of exercise prices Prices A$	Number of options outstanding at 31 March 2010	Options cancelled 1 April to 15 June 2010	Options exercised for equal number of shares/CUFS 1 April to 15 June 2010	Number of options outstanding at 15 June 2010
3.09	115,140	–	–	115,140
5.06	254,309	–	–	254,309
5.99	1,523,250	–	–	1,523,250
6.30	93,000	–	–	93,000
6.38	2,638,729	–	(12,489)	2,626,240
6.45	796,500	–	–	796,500
7.05	1,758,250	–	–	1,758,250
7.83	1,016,000	–	–	1,016,000
8.35	151,400	–	–	151,400
8.40	2,646,560	(21,475)	–	2,625,085
8.53	1,090,000	–	–	1,090,000
8.90	2,321,100	(19,500)	–	2,301,600
9.50	40,200	–	–	40,200
Total	14,444,438	(40,975)	(12,489)	14,390,974

RSU changes between 31 March 2010 and the date of this report are set out below. RSU changes during the period 1 April 2009 to 31 March 2010 are set out in Note 15 to the consolidated financial statements on page 109 of this annual report.

Number of outstanding RSUs at 31 March 2010	RSUs Cancelled	RSUs Vested	RSUs Granted	Number of outstanding RSUs at 15 June 2010
4,736,721	(26,658)	(19,293)	807,457	5,498,227

INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Like most publicly-listed companies, JHI SE provides insurance and indemnities to its directors, officers and senior executives. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

The company's Articles of Association provide for indemnification of any person who is (or keep indemnified any person who was) a Board director or the company secretary and our employees and any other person deemed by the Board to be an agent of the company, who suffers any loss as a result of any action in discharge of their duties, provided they acted in good faith in carrying out their duties. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in performing their duties.

The company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are or who have been officers or directors of the company or its subsidiaries. The indemnities provided are consistent with the Articles of Association and relevant laws.

AUDITORS

The company prepared its annual accounts for fiscal year 2010 in accordance with Dutch GAAP and US GAAP. Each set of accounts is audited by an independent registered public accounting firm in the countries concerned. The independent registered accounting firms have provided the company with a declaration of their independence.

From fiscal year 2011 onwards, the company will prepare its annual accounts in Irish GAAP and US GAAP. The annual accounts will also include a report of an independent accountant.

NON-AUDIT SERVICES

The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for each individual service, receives prior approval by the Audit Committee. Particulars of non-audit service fees paid to JHI SE's external auditor, Ernst & Young LLP, for fiscal year 2010 are set out in Remuneration Disclosures, on page 118 of this annual report.

The Board is satisfied that the provision of these non-audit services by the auditor during fiscal year 2010 is compatible with the appropriate standards of independence for auditors applicable to the company and its auditors. The Board is satisfied, on the basis of the company's policies for review and pre-approval of all non-audit services and the auditor's statements of their continued independence of the company, that the provision of these non-audit services by the auditor did not compromise their independence. This statement has been made in accordance with advice provided, and a resolution approved, by the Audit Committee.

OTHER DISCLOSURES

Readers are referred to the company's Form 20-F document which is filed with the US SEC annually, and which contains additional disclosures prescribed by the SEC. The Form 20-F filing can be accessed through the Investor Relations area of the company's website (www.jameshardie.com), or obtained from the company's Corporate Headquarters in Ireland or Regional Office in Sydney.

Michael N. Hammes

Michael Hammes
Chairman

Louis Gries
Chief Executive Officer

29 June 2010

2010 REMUNERATION REPORT

This remuneration report explains James Hardie's approach to remuneration, and has been adopted by the Board on the recommendation of the Remuneration Committee.

Sections 1–7 of this report describe the remuneration policy for the senior executives (which in this report include the members of the Managing Board and the CEO's US-based direct reports). Although we ceased to be a Dutch Societas Europaea company and became an Irish Societas Europaea company on 17 June 2010, we have prepared a Dutch annual report for fiscal year 2010 and therefore have included in section 11 of this report a description of the company's departures from the Best Practice Recommendations in the Dutch Code on Corporate Governance (Dutch Code), and the reasons for these.

Irish law does not require the company to produce a remuneration report or to submit it to shareholders. Similarly, the company is not required under the ASX Corporate Governance Council Principles and Recommendations or section 300A of the Corporations Act to submit a remuneration report to shareholders for a non-binding vote.

However, the company has produced, and submitted for non-binding shareholder approval, a remuneration report for some years and currently intends to continue to do so. Taking into consideration the company's large Australian shareholder base, the company has voluntarily elected to provide the information relating to remuneration of the company's senior executives for fiscal year 2010 in sections 2 and 8 to 10 of this report, which is intended to provide information similar to that provided by Australian incorporated listed companies in their remuneration reports. In addition, although also not required under the ASX Corporate Governance Council Principles and Recommendations or section 300A of the Corporations Act, the company has voluntarily elected in section 6 of this report to provide shareholders with an outline of the company's proposed remuneration framework for fiscal year 2011.

During fiscal year 2010, the Remuneration Committee retained Towers Watson, formerly called Towers Perrin (in the United States) and Guerdon Associates (in Australia) as its independent advisers. In addition, the company retained Hewitt Associates as its compensation external remuneration advisor.

References in this document to the Managing or Supervisory Board are references to those Boards of James Hardie as a NV and later a Dutch Societas Europaea company.

1. APPROACH TO CEO, SENIOR EXECUTIVE AND MANAGING BOARD REMUNERATION

1.1 Objectives

James Hardie's compensation philosophy is to provide competitive compensation, compared with US companies, that emphasises operational excellence and shareholder value creation through long and short-term incentives which link executive remuneration with the interests of shareholders and attract, motivate and retain high-performing executives.

The company's executive remuneration framework is based on a pay-for-performance policy that differentiates compensation amounts based on an evaluation of performance in two basic areas: business and individual.

1.2 Policy

Compensation is managed to align compensation received with performance achieved relative to peers.

Compensation packages for senior executives comprise fixed salary benefits (Fixed Remuneration) and variable performance pay, based on both short-term incentives (STI) and long-term incentives (LTI) (Variable Remuneration).

The company's policy is for fixed pay and benefits for senior executives to be positioned at the market median and total target direct compensation (comprising salary and target STI and LTI) to be positioned at the market 75th percentile if stretch target performance goals are met.

Performance hurdles for target STI and LTI payments are set in the expectation that the company will deliver results in the top quartile of its listed US building products peer group companies. If the relevant performance hurdles are not met, the amount payable under the STI and LTI targets will be less.

1.3 Setting remuneration packages

Remuneration and individual packages for the CEO and senior executives are evaluated by the Remuneration Committee annually to make sure that they continue to achieve the company's objectives and are competitive with developments in the market. Changes to the remuneration framework are recommended by the Remuneration Committee to the Board from time to time.

The Board makes the final remuneration decisions concerning remuneration for the CEO and senior executives. The CEO's remuneration package is reviewed by the Remuneration Committee, which recommends any changes to the Board for final approval. The CEO makes recommendations to the Remuneration Committee on the remuneration packages of the senior executives, which in turn makes recommendations to the Board. Remuneration decisions are based on the company's remuneration policy and framework, and take into account the individual's competencies, skills and performance; the specific roles and responsibilities of the relevant position; advice received by the Remuneration Committee from external independent compensation advisers; and other practices specific to the markets in which the company operates and countries in which the executive is based, or was based prior to any relocation.

Each year the Remuneration Committee reviews and approves a list of peer group companies which it uses for comparison purposes in setting remuneration (Fixed and Variable Remuneration at target and at maximum as well as actual payouts for Variable Remuneration) for the CEO and the company's senior executives. As the company's main business and most of its senior executives are in the US, the peer group used by the company is US listed companies exposed to the US housing market.

At the end of fiscal year 2010 the Remuneration Committee commissioned Towers Watson to conduct a comprehensive benchmarking survey of the compensation positioning of the CEO, senior executives and the next level of management. That review indicated that the CEO's Variable Remuneration had fallen below the Board's target levels and recommended an increase in his STI and LTI targets, which will apply in fiscal year 2011. However, it is expected that further adjustments will need to be applied to the CEO's LTI target levels beyond fiscal year 2011 in order to bring his total target Variable Remuneration in line with the Board's policy. That review also indicated that senior executive Fixed Remuneration is around the Board's market median target levels and therefore most of the company's senior management, including the CEO, will not receive any base salary increases for fiscal year 2011 in the absence of a change in the scope of their role.

1.4 Senior executives

The remuneration policy for senior executives is the same irrespective of whether they were or were not members of the Managing Board. For the purpose of this report, the company will report the remuneration details of the following senior executives:

Senior executives:

- Louis Gries, Chief Executive Officer and Chairman of the Managing Board[1]
- Russell Chenu, Chief Financial Officer and member of the Managing Board[2]
- Robert Cox, General Counsel and member of the Managing Board[3]
- Mark Fisher, Executive General Manager – International[4]
- Nigel Rigby, Executive General Manager – USA[5]

1.5 Stock ownership guidelines

The Remuneration Committee believes that senior executives should hold James Hardie stock to further align their interests with those of the company's shareholders. The company has adopted stock ownership guidelines for the senior executives which require them to accumulate the following holdings in the company over a period of five years from 1 April 2009:

Position	Multiple of base salary
Chief Executive Officer	3x
Chief Financial Officer and General Counsel	1.5x
Other senior executives	1x

Until the guideline has been achieved, a senior executive is required to retain at least 75% of shares obtained under the company's long-term equity incentive plans, by exercising of options or vesting of restricted stock units (RSUs) (net of taxes and other costs).

Even after the guideline has been achieved, senior executives will be required to retain at least 25% of stock obtained under the company's long-term equity incentive plans by exercising of options or vesting of RSUs (net of taxes and other costs).

Details of the company's policy regarding employees hedging James Hardie shares or grants under various equity incentive plans are set out on page 74 of the Corporate Governance Report within this annual report.

[1] From 1 April 2009 to 17 June 2010 Louis Gries was Chairman of the Managing Board. Mr Gries remains an executive employed by the company.

[2] From 1 April 2009 to 17 June 2010 Russell Chenu was a member of the Managing Board. Mr Chenu remains an executive employed by the company.

[3] From 1 April 2009 to 17 June 2010 Robert Cox was a member of the Managing Board. Mr Cox remains an executive employed by the company.

[4] From 1 April 2009 to the beginning of 2010 Mark Fisher was Vice President – Research and Development.

[5] From 1 April 2009 to the beginning of 2010 Nigel Rigby was Vice President – General Manager Eastern Division.

2. STRUCTURE AND OVERVIEW OF REMUNERATION PACKAGES

The proportions of the Fixed and Variable Remuneration components of James Hardie's remuneration packages, based on actual remuneration received for performance in fiscal year 2010, are shown in the following table:

	Fixed Remuneration[1]	Variable Remuneration			
	Salary, Non-cash Benefits, Superannuation, 401(k) etc %	STI Incentive[2] %	Equity (RSUs)[3] %	Scorecard LTI[4] %	Total Variable %
Senior executives, including Managing Board					
Louis Gries	18	21	43	18	82
Russell Chenu	46	10	31	13	54
Robert Cox	26	19	40	15	74
Mark Fisher	25	23	36	16	75
Nigel Rigby	24	24	36	16	76

[1] See section 4 of this report.

[2] See section 3 of this report. This includes short-term incentive paid in Performance Shares to current senior executives under the Executive Incentive Plan in June 2010 for performance in fiscal year 2010.

[3] See section 3 of this report. This includes long-term incentive paid under the Long Term Incentive Plan with Relative TSR RSUs granted in September and December 2009 and Executive Incentive Program RSUs granted May 2010 for performance in fiscal year 2010. This amount includes the actual value received in respect of fiscal year 2010 rather than the value used for accounting purposes.

[4] See section 3 of this report. This includes awards of Scorecard LTI under the Long Term Incentive Plan granted in June 2010. This amount includes the actual value received in respect of fiscal year 2010 rather than the value used for accounting purposes.

3. VARIABLE REMUNERATION IN FISCAL YEAR 2010

3.1 Overview of Variable Remuneration in fiscal year 2010

Senior executives are eligible to participate in one or more incentive plans containing Variable Remuneration. Eligibility for inclusion in a plan does not guarantee participation in any future year and participation of any division/business unit in a plan is at the discretion of the CEO. Variable remuneration is at risk and consists of STIs and LTIs earned by meeting or exceeding specified performance goals. The company's Variable Remuneration incentive plans for senior executives in fiscal year 2010 are set out below:

Duration	Plan Name	Form of Incentive	Further Details
Short-term incentive (1–3 years)	Executive Incentive Plan	Performance Shares	Section 3.3.1(b) below
		RSUs with vesting deferred for two years and subject to the Scorecard (Executive Incentive Program RSUs)	Sections 3.2 and 3.3.1(c) below
	Individual Performance Plan (IP Plan)	Performance Shares	Section 3.3.1(d) below
Long-term incentive (3–5 years)	Long Term Incentive Plan (LTIP)	RSUs with relative TSR[1] performance hurdles (Relative TSR RSUs)	Section 3.3.2(a) below
		Cash payment based on share price performance and subject to the Scorecard (Scorecard LTI)	Section 3.2 and 3.3.2(b) below

[1] TSR refers to Total Shareholder Return.

3.2 Scorecard

In fiscal year 2010 the Board introduced a Scorecard as a component of some of its Variable Remuneration plans to ensure management focus on financial, strategic, business, customer and people components important to long-term creation of shareholder value. The Scorecard reflects a number of key objectives and the outcomes the Board expects to see achieved in these components. Although most of the components in the Scorecard have quantitative targets, the company has not allocated a specific weight to any of the components and the final Scorecard assessment will involve an element of judgment by the Board. The Board may also give different weights to different components when weighing Executive Incentive Program and Scorecard LTI results. Individual senior executives may receive different ratings depending on their contribution to achieving the Scorecard components. The Board will monitor progress against the Scorecard annually.

The Scorecard will be applied to Executive Incentive Program RSUs (granted after one year as a result of short-term performance, but deferred for two more years for final assessment) and Scorecard LTI (a cash payment three years from the grant date directly tied to the company's share price).

When the Scorecard for fiscal year 2010 LTI grants is applied at the conclusion of fiscal year 2012, senior executives may receive all, some, or none of their awards under these plans. The Scorecard can only be applied by the Board to exercise negative discretion. It cannot be applied to enhance the maximum reward that can be received.

The primary components of the Scorecard for fiscal year 2010, and the reasons the Board considers these components are appropriate, are set out below. An overview of management's performance in fiscal year 2010 against the measures in the Scorecard is set out in section 5.4 of this report. Further details of the Scorecard, including the method of measurement, historical performance against the proposed measures and the Board's expectations, were set out in the 2009 Notice of Meetings.

Measure	Reasons
US Primary Demand Growth	A key strategy for the company is to maximise its market share growth/retention of the exterior cladding market for new housing starts and for repair and remodel segments, which it does by growing fibre cement's share of the exterior siding market and by maintaining the company's share of the fibre cement category.
US Product Mix Shift	The company aims to maintain its leadership position across the fibre cement category of the exterior siding market by developing new products/marketing/manufacturing approaches that will result in an improved mix of our products and gross margins.
US Zero to Landfill	This measure is a primary contributor to the company's environmental goals and improving material yield will reduce manufacturing costs. In addition, achieving important environmental, social and governance (ESG) goals reduces risk.
Safety	Safety of company employees is an essential ESG measure.
Legacy Issues	Resolution of these issues is a fundamental component of the company's ESG goals, paving the way to lower risk and more certainty for all stakeholders.
Strategic Positioning	Developing and, as appropriate, implementing, alternative strategic actions for sustainable growth beyond the company's traditional markets will create shareholder value through increased profits and diversification for lower risk.
Managing During the Downturn	With the US building materials industry continuing to experience a downturn unprecedented in the past 60 years, managing the company through this time so it can emerge at the end of this period in as strong or stronger competitive position in the overall industry is crucial.
Talent Management/ Development	Improving management development and capability is important to the company's future growth.

The Board is committed to providing a clear explanation of the rationale for the final assessment of performance under the Scorecard at the conclusion of fiscal year 2012.

3.3 Details of Variable Remuneration components in fiscal year 2010

3.3.1 Short-term incentives

The STI target for senior executives, other than the CFO, is allocated 80% towards corporate goals (under the Executive Incentive Plan) and 20% towards individual goals (under the IP Plan).

STI target is determined as a percentage of base salary. The STI target for senior executives was:

Position	STI Target as percentage of base salary
Chief Executive Officer	100%
Chief Financial Officer	33%
General Counsel	65%
Other senior executives	55%

In addition to this STI target, for fiscal year 2010, the Board decided to also transfer 40% of each senior executive's LTI target to the STI target under the Executive Incentive Plan.

All short-term incentives for current senior executives in fiscal year 2010 were paid in a form of James Hardie shares, being either Performance Shares (for Executive Incentive Plan and IP Plan performance) or Executive Incentive Program RSUs.

(a) Executive Incentive Plan overview

The Executive Incentive Plan rewards managers based on their performance against EBIT goals adopted at the start of each fiscal year. EBIT goals for fiscal year 2010 were derived internally based on the prevailing business environment and outlook. The targets were then reviewed by the Remuneration Committee before final approval by the Board. Similarly, the final results achieved under the Executive Incentive Program were reviewed by the Remuneration Committee before final approval by the Board.

Senior executives had different EBIT goals depending on their function and location:

- Corporate senior executives, including Managing Board directors, had a goal based on consolidated group EBIT result in US$, indexed depending on changes to housing starts over the performance period, excluding legacy costs; and
- US and Asia Pacific senior executives had a goal based on the EBIT of their business in US$ and A$ respectively, also indexed depending on changes to housing starts over the performance period.

Senior executives could earn between 0% and 200% of their STI target and 0 and 300% of their LTI transferred to STI, based on the payout schedule below:

Executive Incentive Plan payout schedule



Payout (% of Target)
300
250
200
150
100
50
0
70 80 90 100 110 120 130 140 150 160
Performance (% of Plan)

LTI transferred to STI payout capped at 300% (refer section 3.3.1c)

STI payout capped at 200% (refer section 3.3.1b)

(b) Executive Incentive Plan – Performance Shares

80% of STI target for senior executives other than the CFO was allocated to the Executive Incentive Plan and payable in Performance Shares based on the company's average closing price on the 10 business days preceding the grant date. The maximum payout was capped at 200% of target STI.

Since US executives are required to pay State and Federal income taxes on the day their bonus is paid, the grant of performance shares was made based on the net amount payable to senior executives. Sale of these shares is subject to the company's insider trading policy and the shares issued are not subject to any further vesting or restriction conditions.

Grants of performance shares were calculated as follows:

STI target x 80%[1] x Gross payout based on performance against EBIT goal – Tax payable on gross payout = Corporate component of STI received in Performance Shares

[1] Amount of STI target allocated to the Executive Incentive Plan

Board's assessment of Executive Incentive Plan

The Executive Incentive Plan rewards directly-measurable performance. Indexing the goal for housing starts protects the company against windfall payments if housing starts are greater than anticipated and provides appropriate incentive opportunities if housing starts are lower than anticipated. Setting different EBIT goals depending on the senior executive's responsibilities is intended to ensure that their incentive is tied to factors within their control.

(c) Executive Incentive Plan – transfer of 40% of LTI to STI

In the 2009 Remuneration Report the Board described its continued concerns about the lack of stability in the US housing market. To deal with this the Board decided to maintain a focus on shorter term results by continuing to transfer some of the LTI target to the Executive Incentive Plan. However, the proportion of LTI target transferred was reduced from the 70% in fiscal year 2009 to 40% in fiscal year 2010. In addition, in order to ensure that this focus did not come at the expense of longer term outcomes, the Board introduced a new mechanism, the Scorecard (described in section 3.2 above), to allow it to assess each senior executive against the company's long-term objectives set out in the Scorecard, and consider how each senior executive has contributed to the company's performance against those objectives. Senior executives were granted Executive Incentive Program RSUs in June 2010. Depending on the Board's rating of an executive under the Scorecard, between 0% and 100% of these RSUs granted in June 2010 will vest in June 2012.

Because the Scorecard judgment applied in June 2012 may reduce the potential award, the maximum for out-performance has increased on a straight line basis from 200% of target in fiscal year 2009 to 300% of target. In effect, the Scorecard applies a "claw-back" principle to ensure short-term results in fiscal year 2010 are not obtained at the expense of long-term sustainability.

All other elements of the Executive Incentive Program RSUs in fiscal year 2010 were the same as in fiscal year 2009.

Calculation of the Executive Incentive Program RSUs granted at the end of fiscal year 2010 is described below:

LTI target x 40%[1] x Payout based on performance against 2010 EBIT goal = Value granted in Executive Incentive Program RSUs x Scorecard rating in 2012 (0–100%) = Executive Incentive Program RSUs vesting

[1] Amount of LTI target received as Executive Incentive Program RSUs

Board's assessment of the transfer of LTI to the STI Executive Incentive Plan

The Board believes that the transfer of 40% of LTI to STI under the Executive Incentive Program RSUs combined with the Scorecard is an appropriate incentive vehicle in the current market because it:

- requires management to focus on the continuing short-term challenges of the current economic downturn;
- aligns management with shareholders because the reward vehicle is based on share price;
- focuses on long-term results over the three year performance period;
- focuses management on sustainable long-term value creation;
- avoids a mechanistic formula with outcomes based on market movements rather than management action; and
- allows the collective judgment of the independent directors to "claw-back" some or all of the potential value based on a number of long-term objectives identified by the Board as being able to affect longer-term outcomes in the currently prevailing uncertain economic environment.

(d) Individual Performance Plan (IP Plan) – Performance Shares

In fiscal year 2010, 20% of STI target for senior executives other than the CFO was allocated to the IP Plan (which is part of the Executive Incentive Plan for the senior executives) and payable in Performance Shares based on the company's average closing price on the 10 business days preceding the grant date. The maximum payout was capped at 150% of STI target.

Senior executives who participated in the Executive Incentive Plan were assessed on their individual performance based on the IP Plan.

The IP Plan links financial rewards to senior executives achieving specific individual objectives that have benefited the company and contributed to shareholder value. These objectives were developed in consultation with, and approved, by the Board and Remuneration Committee. Senior executives are given a performance rating based on a review of how they performed against their individual objectives. Rewards are based on this performance rating as recommended by the Remuneration Committee and approved by the Board at the end of the fiscal year.

Since US executives are required to pay State and Federal income taxes on the day their bonus is paid, the grant of performance shares was made based on the net amount payable to senior executives. Sale of these shares is subject to the company's insider trading policy and the shares are not subject to any further vesting or restriction conditions.

Final grants of performance shares at the end of fiscal year 2010 were calculated as follows:

STI target x 20%[1] x Performance rating multiple or fraction – Tax payable on gross payout = Individual component of STI received in Performance Shares

[1] Amount of STI target under the individual component (IP Plan).

Board's assessment of the IP Plan

The IP Plan measures and rewards strategic, financial and individual objectives which are not directly captured by the corporate component of the Executive Incentive Plan.

3.3.2 Long-term incentives

As described in 3.2.1(c) above, 40% of the LTI target for senior executives in fiscal year 2010 was allocated as grants of RSUs based on the company's performance under the Executive Incentive Plan during fiscal year 2010. The remaining 60% of the LTI target was allocated as grants of RSUs based on the company's total shareholder return (Relative TSR RSUs) relative to its peers and grants of cash-settled awards based on the company's stock price performance and the Scorecard (Scorecard LTI).

The company's long-term incentive programs have a maximum payout of 300% of the LTI target.

(a) Relative TSR RSUs

30% of LTI target for senior executives in fiscal year 2010 was allocated as grants of Relative TSR RSUs.

The peer group for the Relative TSR RSUs is companies exposed to the US housing market. This peer group was reviewed and approved by the Remuneration Committee during the year. The Board and Remuneration Committee believe that US companies form a more appropriate peer group than ASX listed companies as they are exposed to the same macro factors in the US housing market as the company faces. The names of the companies comprising the peer group for each grant of Relative TSR RSUs are set out in section 7 of this Remuneration Report.

The company's relative TSR performance will be measured against the peer group over a 3 to 5 year period from grant date, with testing after the third year, and then every six months during, until the end of year 5, based on the following schedule:

Performance against Peer Group	% of Relative TSR RSUs vested
< 50th Percentile	0%
50th Percentile	33%
51st – 74th Percentile	Sliding Scale
≥75th Percentile	100%

Board's assessment of the Relative TSR RSU component of Long Term Incentive Plan

The Board considered whether re-testing is appropriate for Relative TSR RSUs, given some investors prefer a single test for relative performance measures. The Board concluded that re-testing is appropriate in the company's circumstances because the company's share price is subject to substantial short-term fluctuations relating to public comment and disclosures on a number of legacy issues facing the company, including asbestos-related matters, and believes that senior executives should be given the same opportunity as shareholders, who may elect to delay disposing of their equity interests when affected by short-term factors. Further volatility may also be experienced in the aftermath of the currently prevailing uncertain economic environment. In addition, this approach extends the motivational potential of the Relative TSR RSUs from three to five years, so is more effective from a cost-benefit perspective.

(b) Scorecard LTI

30% of LTI target for senior executives in fiscal year 2010 was allocated as grants of Scorecard LTI awards.

Scorecard LTI was described in the 2009 Remuneration Report and first introduced in fiscal year 2010. Scorecard LTI is a cash-settled award with the final payout based on the company's share price performance over the three years from the grant date and a senior executive's Scorecard rating.

At the start of the three-year performance period, the company will calculate the number of shares the senior executives could have acquired if they received a maximum payout on the Scorecard LTI on that date. At the end of the three-year performance period, senior executives will be assessed by the Board under the Scorecard. Depending on each senior executive's rating under the Scorecard, between 0% and 100% of these awards will vest in June 2012. The executive will receive a cash payment based on the company's share price at the end of the period multiplied by the number of shares they could have acquired at the start of the performance period, adjusted downward in accord with the senior executive's Scorecard rating.

Board assessment of Scorecard LTI

The Board introduced Scorecard LTI because it considered that a reward that focused on longer-term strategic and operational goals was essential, given that specific longer-term financial objectives cannot be set in the currently prevailing uncertain economic environment. Ensuring that the rewards value is tied to share price provides alignment with shareholder outcomes. Moreover, payment in cash allows flexibility to apply the reward across different countries, while providing executives with liquidity to pay tax at a time that coincides with vesting of shares (via the RSU programs).

(c) Long term incentives below senior executive level

In fiscal year 2010, selected employees other than senior executives received equity-based long-term incentives in the form of RSUs under the 2001 JHI SE Equity Incentive Plan (2001 Plan). This helps align the interests of employees with shareholders. Award levels are determined based on the Remuneration Committee's review of local market standards and the individual's responsibility, performance and potential to enhance shareholder value. Unlike the RSUs granted to senior executives, these RSUs generally vest at the rate of 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date.

Board's assessment of 2001 Plan

The majority of participants in the 2001 Plan are US employees. Senior executives named in this report did not receive RSUs under the 2001 Plan. The RSUs granted to other employees under the 2001 Plan follow normal and customary US grant guidelines and market practice and have no performance hurdles. The Board is satisfied that this practice is necessary to attract and retain US employees and is particularly effective in the current environment for the conservation of the company's capital.

3.4 Variable Remuneration paid in fiscal year 2010

Details of the Variable Remuneration, including the percentage of the maximum Variable Remuneration awarded to or forfeited by senior executives for performance in fiscal year 2010 are set out below. Both Relative TSR RSUs and Scorecard LTI granted for performance in fiscal year 2010 are not included in the table as they are granted on a dollar value determined by the Remuneration Committee and would only be forfeited during fiscal year 2010 in limited circumstances, all of which involve the employee ceasing employment. All amounts shown in this table relating to fiscal year 2010 were paid or granted in June 2010.

	STI[1]		STI transferred from LTI[2]	
	Awarded %	Forfeited %	Awarded %	Forfeited %
Senior executives, including Managing Board				
Louis Gries	100	0	100	0
Russell Chenu	100	0	100	0
Robert Cox	92	8	100	0
Mark Fisher	100	0	100	0
Nigel Rigby	100	0	100	0

[1] Awarded = % of fiscal year 2010 STI maximum actually paid. Forfeited = % of fiscal year 2010 STI maximum foregone. These amounts were paid as grants of Performance Shares under the Executive Incentive Plan and IP Plan to current senior executives. These amounts do not include the Executive Incentive Program RSUs granted following the transfer of LTI to STI. The after-tax value earned by for performance was granted in the form of Performance Shares to senior executives in June 2010.

[2] Awarded = % of fiscal year 2010 transfer of LTI to STI maximum which actually paid. Forfeited = % of fiscal year 2010 transfer of LTI to STI which was foregone. The value earned for performance in fiscal year 2010 was granted in the form of Executive Incentive Program RSUs in June 2010.

3.5 Variable Remuneration payable in future years

Details of the value of the Variable Remuneration for fiscal year 2010 that may be paid to senior executives over future years are set out below. The minimum amount payable is nil in all cases. The maximum amount payable will depend on the share price at time of vesting, and is therefore not possible to determine. The table below is based on the fair value of the RSUs and Scorecard LTI according to US GAAP accounting standards.

(US dollars)	Scorecard LTI[1]			Executive Incentive Program RSUs[2]			Relative TSR RSUs[3]		
	2011	2012	2013[4]	2011	2012	2013[4]	2011	2012	2013[4]
Senior executives, including Managing Board									
Louis Gries	891,764	894,207	200,341	870,588	1,072,846	199,327	1,416,390	730,464	274,444
Russell Chenu	173,399	173,874	38,955	169,281	208,609	38,758	275,409	142,034	53,360
Robert Cox	247,711	248,390	55,650	241,830	298,012	55,368	393,442	202,906	76,234
Mark Fisher	148,627	149,034	33,390	145,097	178,806	32,221	229,851	120,739	45,740
Nigel Rigby	148,627	149,034	33,390	145,097	178,806	32,221	229,851	120,739	45,740

[1] Represents annual SG&A expense for Scorecard LTI granted in June 2010 for performance in fiscal year 2010. The final value of the Scorecard LTI is based on the company's share price and the senior executive's Scorecard rating at the time of vesting. Since neither the Scorecard rating nor the JHI SE share price in years 2011, 2012 or 2013 are known at this time, this table assumes a common Scorecard rating for all executives, and no changes to the share price.

[2] Represents annual SG&A expense for the Executive Incentive Program RSUs granted in June 2010 for performance in fiscal year 2010, with fair market value estimated using the Black Scholes option-pricing model.

[3] Represents annual SG&A expense for the Relative TSR RSUs granted in September and December 2009 with fair market value estimated using the Monte Carlo option-pricing method.

[4] There will be no accounting charge for fiscal year 2010 LTI grants after fiscal year 2013.

4. FIXED REMUNERATION IN FISCAL YEAR 2010

Fixed Remuneration comprises base salaries, non-cash benefits, defined contribution retirement plan and superannuation.

4.1 Base salaries

James Hardie provides base salaries to attract and retain senior executives who are critical to the company's long-term success. The base salary provides a guaranteed level of income that recognises the market value of the position and internal equities between roles, and the individual's capability, experience and performance. Base pay for senior executives is positioned around the market median for positions of similar responsibility. Base salaries are reviewed by the Remuneration Committee each year, although increases are not automatic.

4.2 Non-cash benefits

James Hardie's executives may receive non-cash benefits such as cost of living allowance, medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave and tax services to prepare their income tax returns if they are required to lodge returns in multiple countries.

4.3 Retirement plans/superannuation

In every country in which it operates, the company offers employees access to pension, superannuation or individual retirement savings plans consistent with the laws of the respective country.

5. LINK BETWEEN REMUNERATION POLICY AND COMPANY PERFORMANCE IN FISCAL YEAR 2010

5.1 Board assessment of performance

The Remuneration Committee reviewed and discussed with the Audit Committee both the EBIT goals set at the start of fiscal year 2010, and the results against the EBIT goals at the end of fiscal year 2010, before recommending these goals for approval by the Board.

5.2 Actual performance

James Hardie's five year EBIT in US$ terms (excluding asbestos) and five-year A$ total shareholder return (including dividends) mapped against changes in US housing starts are shown in the following graphs:

Five year EBIT (ex reported adjustments)
(Millions of US dollars)



10 205.3
09 156.9
08 207.5
07 318.9
06 280.7

JHX Total Return Index vs US housing starts[1]



JHX Total Return Index
US Housing Starts
Index Rebased at 31 March 2005
180
140
100
60
20
31 March 2005
31 March 2006
31 March 2007
31 March 2008
31 March 2009
31 March 2010
Fiscal Year End

5.3 Market conditions

As shown in the table at section 2 on page 43, a significant proportion of the remuneration for senior executives is Variable Remuneration, which is at risk. The company's remuneration arrangements aim to ensure a link between the performance of the company and bonuses paid and equity awarded.

As expected, the company continued to be affected by the ongoing economic downturn in our major market, the US housing market, where housing starts in the United States reached a seasonally-adjusted annual rate of 531,000 units in March 2010, significantly below the January 2006 peak of 1.823 million annualised starts.

In the face of this downturn in the US housing market over the past 14 quarters, the company's USA and Europe Fibre Cement business continued to outperform the broader housing market for fiscal year 2010, with revenue down 11% and sales volume down 15% from fiscal year 2009. At the same time, the USA and Europe Fibre Cement business was still able to improve realised unit revenue and deliver an EBIT margin of 25.2% for fiscal year 2010 compared with 21.4% in fiscal year 2009. The USA and Europe Fibre Cement business still accounted for approximately 75% of total company EBIT and 74% of total company sales in fiscal year 2010.

[1] Graph compiled by Mercer (Australia) Pty Ltd using publicly available data. Note: Mercer (Australia) Pty Ltd provides no opinion on the veracity of the data.

These results were achieved mainly through:

- the successful execution of the company's primary demand growth strategies to achieve further market penetration at the expense of alternative materials such as wood and vinyl, driving stronger volume; and
- its continued success in introducing higher margin products (such as the ColorPlus® collection of products), driving stronger revenue.

Australia, New Zealand and The Philippines experienced a rebound in housing approvals towards the end of the fiscal year and the Asia Pacific business recorded accelerating sales revenue.

The relative success of the company in fiscal year 2010 and prior years can be seen in its strong relative share price performance in fiscal year 2010.

5.4 Performance linkage with Remuneration Policy

The design of the Executive Incentive Plan and the targets for fiscal year 2010 provided a framework for management to be rewarded for the company's strong relative performance during fiscal year 2010.

The initial fiscal year 2010 EBIT target was set assuming 588,000 addressable new starts for the US business (which comprises all US housing starts excluding multi-family high rise). This target was set based on assumptions around agreed metrics for contribution dollars per housing start, market position, repair and remodel performance and fixed spending.

Actual US new addressable starts during fiscal year 2010 were slightly higher than expected at 648,856, which meant that the target EBIT for the Managing Board and US senior executives was indexed upwards. An increase in Asia Pacific housing starts also contributed to an increase in the Asia Pacific and Managing Board target EBIT. Despite the higher indexed EBIT target, all targets were exceeded. The actual results for each of the EBIT goals were: US 164%, Asia Pacific 123% and Managing Board 203%. In accordance with the terms of the Executive Incentive Plan, STI payouts were capped at 200% for the Performance Share payments and 300% for Executive Incentive Program RSUs.

Because of the high level of payout in fiscal year 2010, the Board requested additional review of the composition of the EBIT result, to understand whether the payout was significantly affected by outside factors (such as lower than anticipated pulp, freight and energy input costs). The result of that review indicated that even if all of those lower than anticipated factors contributing to the STI result were removed, the STI payouts would still all have been at the maximum number for members of the Managing Board and US senior executives.

The Remuneration Committee also reviews the company's performance relative to its peer group based on a range of comparable ratios to confirm that management has performed at the top quartile level compared to its US peers expected by the Board. The company was above the 75th percentile of its US peer group in all measures considered by the Board.

The Remuneration Committee and Board believe that the company's continued out-performance of the market in fiscal year 2010 through the current overall economic environment and the continued deterioration in the US housing market reflects well on the strategies set and implemented by management and is superior to the results delivered by most of its US peers. Particularly pleasing was the company's ability to increase EBIT and EBIT margin in a market with declining sales and volumes.

The Remuneration Committee also reviewed the company's and management's performance under the Scorecard, and the following positive results were achieved in fiscal year 2010:

Measure	Starting Point
US Primary Demand Growth (PDG)	PDG for the last three fiscal years is as follows: FY 10 6.1% FY 09 3.0% FY 08 5.2%
US Product Mix Shift	This has focused primarily on ColorPlus penetration. FY10 results are commercial in confidence but exceeded FY09-07 results.
US Zero to Landfill (ZTL)	In the past three years the company has made significant progress in reducing the amount of materials sent to landfill.
Safety	The incident rate (IR) and severity rate (SR) over the last three fiscal years were as follows: IR SR FY 10 1.7 37 FY 09 4.7 54 FY 08 3.8 45
Strategic Positioning	The Group remains highly dependent upon the US fibre cement exterior cladding business.
Legacy Issues	The company's Re-domicile to Ireland was completed in June 2010. Remaining inherited legacy issues are ASIC proceedings, tax issues and managing the company's obligations under the AFFA.
Managing During the Economic Crisis	At the end of FY10, total credit facilities were US$426.7 million and net debt was US$134.8 million.
Talent Management/ Development	The company has a strong management team which has delivered superior results over the past three years.

The remuneration paid to senior executives in fiscal year 2010 reflects this out-performance compared to its US peers and demonstrates an appropriate link between the company's remuneration policy and company performance. The Board and Remuneration Committee continue to believe that the structure of the remuneration framework to motivate management to successfully address the challenging US housing industry conditions in fiscal year 2010 by shifting 40% of senior executives' LTI target to STI target, payable in two-year vesting Executive Incentive Program RSUs to promote alignment between senior executives and shareholders, has been an important element in the substantial increase of shareholder value in fiscal year 2010.

6. REMUNERATION FOR FISCAL YEAR 2011

6.1 Overview of remuneration for fiscal year 2011

Following their review of the existing remuneration framework, the Remuneration Committee and Board resolved to continue with the remuneration framework of the last two years, with a number of adjustments as described in this section.

The following Variable Remuneration incentive plans are in place for fiscal year 2011:

Duration	Plan Name	Form of Incentive	Further Details
Short-term incentive (1-3 years)		Cash	Section 6.3.1(a) below
	Executive Incentive Plan	RSUs with vesting deferred for two years and subject to Scorecard (Executive Incentive Program RSUs)	Section 6.3.1(b) below
	Individual Performance Plan (IP Plan)	Cash	Section 6.3.1(c) below
Long-term incentive (3-5 years)	Long Term Incentive Plan (LTIP)	RSUs with relative TSR performance hurdles (Relative TSR RSUs)	Section 6.3.2(a) below
		Cash payment based on share price performance and subject to Scorecard (Scorecard LTI)	Section 6.3.2(b) below

6.2 Summary of changes to compensation for fiscal year 2011

Although the overall remuneration framework in fiscal years 2010 and 2011 is substantially the same, the Board has approved a number of changes to the underlying performance measures as described below.

The Board believes that as the US housing market starts to recover, the company is well positioned to use its strong capital and market position to drive significant growth in shareholder value. The remuneration framework adopted by the company in fiscal years 2009 and 2010 was designed to sustain the company through an unpredictable economic downturn. Although significant uncertainty remains, the Board believes that the remuneration framework for fiscal year 2011 should ensure that that company is prepared for any market recovery.

James Hardie's long-term objective involves continued primary demand growth, which requires it to grow fibre cement's share of the exterior cladding market and maintain the company's share of the fibre cement category. Achieving this objective over a sustained period of time will result in substantial growth in the business.

The Board believes that it is important that this growth does not come at the expense of short and medium-term profitability. Two changes have been made to the company's STI and LTI plans to provide appropriate incentives to senior executives to balance the growth components of the company's plans without sacrificing short to medium-term profitability. These are:

- revising the STI performance target so that it is based on a matrix of earnings vs growth above market; and
- changing the payout schedule for the Executive Incentive Program RSUs to provide incentives for senior executives to make the substantial improvements required to attain the company's objective.

No changes will be made to the components or operation of the Scorecard in fiscal year 2011.

6.3 Details of Variable components in fiscal year 2011

6.3.1 FY 2011 Short-term incentive

The STI target for senior executives, other than the CFO, is allocated 80% towards corporate goals (under the Executive Incentive Plan) and 20% towards individual goals (under the IP Plan). The STI target will be paid in cash.

For fiscal year 2011, the Board has decided to continue to transfer 40% of each senior executive's LTI target to the STI target under the Executive Incentive Plan. The Executive Incentive Plan component will be paid in RSUs with a two-year vesting period and subject to the negative discretion exercisable by the Board under the Scorecard.

(a) Executive Incentive Plan – Cash

80% of STI target for senior executives other than the CFO is allocated to the Executive Incentive Plan. The maximum payout is 300% of the target.

For fiscal year 2011, the Board has introduced a new performance target measure for awards under Executive Incentive Plan payable in cash. The purpose of this new performance hurdle is to ensure that as management increases its top line growth focus, it does not do so at the expense of short to medium-term returns. The Executive Incentive Plan for fiscal year 2011 is designed to encourage senior executives to effectively balance growth and returns.

On the recommendation of the Remuneration Committee, the Board has approved a 'Payout Matrix' which will be used to determine the amount of reward under the Executive Incentive Plan. A separate Payout Matrix has been approved by the Remuneration Committee for the individual business units.

Senior executives will be subject to a different Payout Matrix depending on their function and location:

- Corporate senior executives, including the CEO, have a goal based on the consolidated result for all business units; and
- US senior executives have a goal based on the Payout Matrix for the US business.

To achieve strong rewards, management will be required to grow both earnings (Return Measure) and generate sales growth substantially above market (Growth Measure). Strong returns on one measure at the expense of the other measure may result in lower, or nil, reward.

The Board will have discretion to change the payout under the Payout Matrix if growth relative to market is below expectations and the Board determines that the reason for such performance is outside management's control or as a result of a management decision endorsed by the Board given an assessment of market circumstances at the time.

Board Assessment of Executive Incentive Plan

The Board believes that revised targets for the Executive Incentive Plan are appropriate because they:

- provide management with an incentive towards achieving the overall corporate goals;
- balance growth with returns;
- recognise the need to flexibly respond to strategic opportunities depending on our markets' ability to recover from the currently prevailing uncertain economic environment.

(b) Executive Incentive Plan – Executive Incentive Program RSUs

It is currently intended that there will be no changes to the operation of Executive Incentive Program RSUs, although the payout slope forming the performance hurdle will change. The company intends to continue to transfer 40% of LTI target for senior executives to an STI target, with an award based on fiscal year 2011 performance payable in two-year deferred RSUs subject to the Scorecard and vesting in May or June 2013. The maximum payout will remain at 300% of target.

The retention of the 40% transfer of target LTI to STI reflects the Board's continued concerns about the lack of stability in the US housing market as well as emphasising continued profitability as the company seeks to attain its primary demand growth objectives. The EBIT performance targets for the Executive Incentive Program RSUs are derived from fiscal year 2010 performance and the performance matrix for fiscal year 2011 used as a basis for short term incentive (STI) payouts that sets acceptable standards for various combinations of volume growth and earnings and have been reviewed by the Remuneration Committee and the Board.

Achievement of a target payout in Executive Incentive Program RSUs will require improvement on performance for fiscal year 2010, indexed to housing starts.

The Executive Incentive Program RSUs will have the following payout slope:

Executive Incentive Program RSUs payout schedule


Payout (% of Target)
300
250
200
150
100
50
0
70
80
90
100
110
120
130
140
Performance (% of Plan)

Before the Executive Incentive Program RSUs vest in 2013, the Board will assess each senior executive against the long-term objectives set out in the Scorecard and consider how each of them has contributed to the company's performance against those objectives. Depending on each senior executive's rating under the Scorecard, between 0% and 100% of their Executive Incentive Program RSUs will vest. In effect, the Scorecard applies a "claw-back" principle to ensure short-term results in fiscal year 2011 are not obtained at the expense of long-term sustainability.

All other elements of the Executive Incentive Program RSUs in fiscal year 2011 will be the same as in fiscal year 2010.

Calculation of the Executive Incentive Plan RSUs at the end of fiscal year 2011 is described below:

LTI target	x	40%[1]	x	Payout based on performance against 2011 EBIT goal	=	Value granted in Executive Incentive Program RSUs	x	Scorecard Rating in 2013 (0–100%)	=	Executive Incentive Program RSUs vesting

[1] Amount of LTI target received as Executive Incentive Program RSUs in the absence of long-term quantitative financial measures

Board Assessment

The Board believes that Executive Incentive Program RSUs and the Scorecard are an appropriate incentive vehicle in the current market because they:

- provide an incentive to ensure that the primary demand growth objective is not achieved at the expense of short and medium-term shareholder returns in the form of EBIT;
- align management with shareholders because the reward vehicle is based on share price;
- focus on long-term results over the three year performance period;
- focus management on sustainable long-term value creation;
- recognise that quantifying a specific long-term financial outcome requirement is not yet possible in the current market;
- avoid a mechanistic formula with outcomes based on market movements rather than management action; and
- allow the collective judgment of the independent directors to "claw-back" some or all of the potential value based on a number of long-term objectives identified by the Board as being able to affect longer-term outcomes in uncertain economic times.

(c) Individual Performance Plan (IP Plan)

20% of STI target for senior executives is allocated to the IP Plan. The maximum payout is capped at 150% of target STI. Other than paying awards under the IP Plan in cash rather than Performance Shares, it is currently intended that there will be no changes to the operation of the IP Plan for fiscal year 2011.

6.3.2 Long-term incentive

(a) Relative TSR RSUs

It is currently intended that there will be no changes to the operation of Relative TSR RSUs, although following a review of the peer group conducted by the company's independent advisors, Towers Watson, the Remuneration Committee and Board adopted their recommendation to add seven companies to the peer group list. The companies added to the peer group for fiscal year 2011 are set out in the 2010 Notice of Meeting.

The Board considered whether re-testing continued to be appropriate for Relative TSR RSUs, and determined that it is, given short-term price fluctuations in the price of the company's shares.

The maximum that can be received will remain at 300% of the LTI target allocated to Relative TSR RSUs.

(b) Scorecard LTI

It is currently intended that there will be no changes in the operation of Scorecard LTI. At the start of the three-year performance period, the company will calculate the number of shares the senior executives could have acquired if they received a maximum payout on the Scorecard LTI on that date. At the end of the three-year performance period, senior executives will be assessed against the Scorecard and may forfeit a proportion of their Scorecard LTI based on their rating. The executive will receive a cash payment based on the company's share price at the end of the period multiplied by the number of shares they could have acquired at the start of the performance period and the senior executive's Scorecard rating.

The maximum that can be received will remain at 300% of the LTI target allocated to Scorecard LTI.

Board assessment

The Board considered a reward that focused on longer-term strategic and operational goals is essential, given that appropriate longer-term financial objectives cannot be set in the current uncertain housing market. Linking the rewards value to share price ensures alignment with shareholder outcomes. Payment in the form of cash allows flexibility to apply the reward across different countries, while providing executives with liquidity to pay tax at a time that coincides with vesting of shares (via the RSU programs). This feature will make it less likely that executives are compelled to sell stock to meet tax or other obligations, and supports senior executives being able to satisfy the company's executive stock ownership guidelines, further enhancing shareholder alignment.

Further details of the Relative TSR RSUs and Executive Incentive Program RSUs to be granted under the Executive Incentive Plan for fiscal year 2011 will be set out in the 2010 Notice of Meeting.

6.4 Fixed Remuneration for fiscal year 2011

The Board has currently determined that and most of the company's senior management, including the CEO, will not receive base salary increases in fiscal year 2011 in the absence of a change in the scope of their roles. This follows a benchmarking survey which indicated that senior management is generally adequately compensated on base salary based on the company's pay philosophy. The Board feels that it is appropriate that senior executives have a significant portion of their compensation "at risk".

7. KEY TERMS OF OUTSTANDING EQUITY GRANTS

2001 JHI SE Equity Incentive Plan (Options)	Annual option grants made in December 2001, 2002, 2003, 2004 and 2005, November 2007 and December 2007. Off-cycle grants made to senior US executives on 19 October 2001 in exchange for the termination of shadow stock awards, previously granted in November 2000, and to new employees in March 2007.
Offered to	Senior executives, not Managing Board directors.
Vesting schedule	25% of options vest on the 1st anniversary of the grant, 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.
Expiry date	10th anniversary of each grant.
2001 Plan (Restricted Stock Units (RSUs))	Annual grants made December 2008 and 2009. The grant vehicle changed from options to RSUs in 2008.
Offered to	Senior employees other than senior executives.
Vesting schedule	25% of RSUs vest on the 1st anniversary of the grant, 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.
Expiry date	RSUs convert to shares on vesting.
2005 Managing Board Transitional Stock Option Plan (MBTSOP)	Options granted on 22 November 2005.
Offered to	Managing Board directors.
Performance period	22 November 2005 to 22 November 2008.
Re-testing	Yes, on the last Business Day of each six-month period following the 3rd anniversary and before the 5th anniversary.
Exercise period	Until November 2015.
Performance condition	TSR compared to a peer group of companies in the S&P/ASX 200 Index on the grant date excluding the companies in the 200 Financials and 200 A-REIT GICS sector indices.
Vesting criteria	– 0% vesting if TSR below 50th percentile of peer group. – 50% vesting if TSR at 50th percentile of peer group. – Between 50th and 75th percentiles, vesting on a straight line basis. – 100% vesting if TSR is at least 75th percentile of peer group.
Vesting to date	No options have vested to date.

James Hardie Industries Long Term Incentive Plan 2006 (LTIP) Option Grants	Options granted on 21 November 2006 and 29 August 2007. Grants were divided into two tranches: Return on Capital Employed (ROCE) and Total Shareholder Return (TSR).
Offered to	Managing Board directors.
Performance period	Three years to five years from the grant date.
Re-testing	Yes, for the TSR tranche only, on the last Business Day of each six-month period following the 3rd Anniversary and before the 5th Anniversary.
Exercise period	Until five years from the grant date.
Performance condition	*For the ROCE tranche:* ROCE performance against the following global peer group of building materials companies in US, Europe and Asia Pacific specialising in building materials: Boral Limited, Valspar Corporation, Hanson plc, Rinker Group Limited (2006 grant only), Weyerhaeuser, Lafarge SA, CSR Limited, Cemex SA de CV, Nichiha Corp, Fletcher Building Limited, Martin Marietta Materials Inc, Saint Gobain, Eagle Materials Inc, Texas Industries, Wienerberger AG, Lousiana-Pacific Corporation, Florida Rock Industries Inc, CRH plc, USG Corporation, Vulcan Materials Co and The Siam Cement Plc. *For the TSR tranche:* TSR performance against a peer group of comparable companies in the S&P/ASX 100 at the time of grant excluding financial institutions, insurance companies, property trusts, oil and gas producers and mining companies, and adjusted to account for additions and deletions to S&P/ASX 100 during the relevant period.
Vesting criteria	*For the ROCE tranche:* – 0% vesting if ROCE below 60th percentile of peer group. – 50% vesting if ROCE at 60th percentile of peer group. – Between the 60th and 85th percentiles, vesting on a straight line basis. – 100% vesting if ROCE is at 85th percentile of peer group. *For the TSR tranche:* – 0% vesting if TSR below 50th percentile of peer group. – 50% vesting if TSR at 50th percentile of peer group. – Between 50th and 75th percentiles, vesting on a straight line basis. – 100% vesting if TSR is at 75th percentile of peer group.
Vesting to date	To date, the 2006 grant ROCE tranche options have vested 100% and the 2006 TSR tranche options have vested 60%. No options have been exercised.

2001 JHI SE Equity Incentive Plan Deferred Bonus Program (Restricted Stock Units (RSUs))	One-off grant of RSUs to senior executives made 17 June 2008. Grant to CEO made 15 September 2008 under James Hardie Industries Long Term Incentive Plan 2006.
Offered to	Senior executives.
RSU exercise price	Nil.
Vesting schedule	100% vest on the 2nd anniversary of the grant.
Expiry date	On vesting, the RSUs convert into shares granted on a one-for-one basis.

James Hardie Industries Long Term Incentive Plan 2006 Relative TSR RSUs (Restricted Stock Units (RSUs))	Relative TSR RSUs granted September and December 2008 and September and December 2009.
Offered to	Senior executives and Managing Board directors.
Performance period	Three years to five years from the grant date.
Re-testing	Yes, on the last Business Day of each six month period following three years from grant date and before five years from grant date.
Exercise period	Until five years from the grant date.
Performance condition	TSR performance hurdle compared to the following peer group of companies: Acuity Brands, Inc., Eagle Materials, Inc, Headwaters, Inc, Lennox International, Inc, Louisiana-Pacific Corp., Martin Marietta Materials, Inc, Masco Corporation, MDU Resources Group, Inc, Mueller Water Products, Inc, NCI Building Systems, Inc, Owens Corning, Quanex Building Products Corp., Sherwin Williams, Simpson Manufacturing Co., Texas Industries, Inc, Trex, USG, Valmont Industries, Valspar Corporation, Vulcan Materials and Watsco, Inc.
Vesting criteria	– 0% vesting if TSR below 50th percentile of peer group. – 33% vesting if TSR at 50th percentile of peer group. – Between 50th and 75th percentile, vesting is on a straight line basis. – 100% vesting if TSR is at 75th percentile of peer group.
RSU exercise price	Not applicable.
Expiry date	On vesting, the RSUs convert into shares granted on a one-for-one basis.
James Hardie Industries Long Term Incentive Plan 2006 Executive Incentive Program RSUs (Restricted Stock Units (RSUs))	Executive Incentive Program RSUs granted in May 2009 and June 2010.
Offered to	Senior executives and Managing Board directors.
Option Exercise Price	Nil.
Vesting schedule (2009 grant only)	100% vest on the 2nd anniversary of the grant.
Vesting schedule (2010 grant only)	A proportion will vest on the 2nd anniversary of the grant depending on each senior executive's Scorecard rating between 0 and 100.
Expiry date	On vesting, the RSUs convert into shares granted on a one-for-one basis.
James Hardie Industries Long Term Incentive Plan 2006 Scorecard LTI (Awards)	Cash-settled Awards granted June 2009.
Offered to	Senior executives and Managing Board directors.
Option Exercise Price	Nil.
Performance period	Three years from the grant date.
Payment schedule	A cash payment based on the company's share price at the end of the performance period multiplied by the number of shares that could have been acquired at the start of the performance period and the senior executive's Scorecard rating. A proportion of the payment will be payable on the 3rd anniversary of the grant depending on each senior executive's Scorecard rating between 0 and 100.
Expiry date	On vesting, the RSUs convert into shares granted on a one-for-one basis.

Details of equity incentive plans that expired during fiscal year 2010 are provided in Note 15 to the consolidated financial statements starting on page 109 of this annual report.

8. REMUNERATION TABLES FOR SENIOR EXECUTIVES

8.1 Total remuneration for senior executives for the years ended 31 March 2010 and 2009

Details of the remuneration of the senior executives, including the Managing Board directors in fiscal year 2010, as determined in accordance with US GAAP, are set out below:

(US dollars)

	Primary			Post-employment	Equity	Other	
Name	Base Pay	Bonuses[1]	Non-cash Benefits[2]	Super-annuation and 401(k) Benefits	LTI and Equity Awards[3]	Relocation Allowances, Expatriate Benefits, and Other Non-recurring[4]	Total
Senior executives, including Managing Board							
Louis Gries							
Fiscal year 2010	**$ 936,860**	**$ 1,688,832**	**$ 471,208**	**$ 12,999**	**$ 3,744,250**	**$ 174,510**	**$ 7,028,659**
Fiscal year 2009	863,448	1,215,876	268,008	19,872	2,146,279	171,674	4,685,157
Russell Chenu							
Fiscal year 2010	**738,463**	**320,148**	**83,728**	**66,462**	**607,122**	**185,971**	**2,001,894**
Fiscal year 2009	676,719	216,453	40,983	60,025	296,514	148,366	1,439,060
Robert Cox							
Fiscal year 2010	**450,000**	**245,699**	**74,721**	**14,700**	**606,351**	**156,807**	**1,548,278**
Fiscal year 2009	444,808	339,300	14,354	–	79,575	308,583	1,186,620
Mark Fisher							
Fiscal year 2010	**384,169**	**382,303**	**33,098**	**12,842**	**536,472**	**–**	**1,348,884**
Fiscal year 2009	340,433	273,670	35,961	14,014	328,408	–	992,486
Nigel Rigby							
Fiscal year 2010	**397,558**	**406,711**	**24,228**	**–**	**536,472**	**–**	**1,364,969**
Fiscal year 2009	340,433	273,670	24,967	–	328,408	–	967,478

[1] Bonuses in respect of each fiscal year are paid in June of the following fiscal year. The amounts in fiscal years 2010 and 2009 include all incentive amounts accrued for in respect of each fiscal year, pursuant to the terms of the applicable plans. In addition, since the amount reported each year is an estimated accrual, fiscal year 2010's bonus amounts include any adjustments to the 2009 bonus amounts previously reported to the extent necessary to reflect the actual bonus paid. Current senior executives were paid fiscal year 2010 bonuses after tax in performance shares.

Refer section 3 for a summary of the terms of our Variable Compensation plans.

[2] Includes the aggregate amount of all non-cash benefits received by the executive in the year indicated. Examples of non-cash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, and tax services.

[3] Includes grants of Scorecard LTI awards and Relative TSR and Executive Incentive Program RSUs. Scorecard LTI awards are liability-classified awards that are remeasured and include an amount based on changes to a company's stock price over each reporting period. Equity awards are valued using either the Black-Scholes pricing model or the Monte Carlo pricing method, depending on the plan under which the equity awards were issued. The fair value of equity awards granted are included in compensation over the period in which the equity awards vest.

[4] Other non-recurring benefits include cash paid in lieu of vacation accrued, as permitted under our US vacation policy and California law.

8.2 Equity Holdings for the years ended 31 March 2010 and 2009

(a) Options

Details of the changes to equity holdings of senior executives, including the Managing Board directors in fiscal year 2010, are set out below:

Name	Grant Date	Exercise Price per right (A$)	Holding at 1 April 2009	Granted	Total Value at Grant[1] (US$)	Vested	Exercised	Value at Exercise per right[2] (US$)	Lapsed	Value at Lapse per right[3] (US$)	Holding at 31 March 2010	Weighted Average Fair Value per right[4]
Senior executives, including Managing Board												
Louis Gries	19 Oct 01[5]	3.1321	40,174	200,874	71,732	200,874	200,874	1.98	–	–	–	0.3571
	19 Oct 01[5]	3.0921	175,023	437,539	168,321	437,539	437,539	2.11	–	–	–	0.3847
	17 Dec 01[5]	5.0586	324,347	324,347	137,296	324,347	324,347	3.05	–	–	–	0.4233
	3 Dec 02[6]	6.4490	325,000	325,000	210,633	325,000	–	–	–	–	325,000	0.6481
	5 Dec 03[5]	7.0500	325,000	325,000	338,975	325,000	–	–	–	–	325,000	1.0430
	22 Nov 05[6]	8.5300	1,000,000	1,000,000	2,152,500	–	–	–	–	–	1,000,000	2.1525
	21 Nov 06[7]	8.4000	415,000	415,000	888,100	415,000	–	–	–	–	415,000	2.1400
	21 Nov 06[7]	8.4000	381,000	381,000	1,131,570	228,600	–	–	–	–	381,000	2.9700
	29 Aug 07[7]	7.8300	445,000	445,000	965,650	–	–	–	–	–	445,000	2.1700
	29 Aug 07[7]	7.8300	437,000	437,000	1,302,260	–	–	–	–	–	437,000	2.9800
Russell Chenu	22 Feb 05[5]	6.3000	93,000	93,000	107,973	93,000	–	–	–	–	93,000	1.1610
	22 Nov 05[6]	8.5300	90,000	90,000	193,725	–	–	–	–	–	90,000	2.1525
	21 Nov 06[7]	8.4000	65,000	65,000	139,100	65,000	–	–	–	–	65,000	2.1400
	21 Nov 06[7]	8.4000	60,000	60,000	178,200	36,000	–	–	–	–	60,000	2.9700
	29 Aug 07[7]	7.8300	68,000	68,000	130,200	–	–	–	–	–	68,000	2.1700
	29 Aug 07[7]	7.8300	66,000	66,000	178,800	–	–	–	–	–	66,000	2.9800
Robert Cox	–	–	–	–	–	–	–	–	–	–	–	–
Mark Fisher	19 Oct 01	3.0921	92,113	92,113	35,436	92,113	92,113	5.06	–	–	–	0.3847
	17 Dec 01	5.0586	68,283	68,283	28,904	68,283	–	–	–	–	68,283	0.4233
	3 Dec 02	6.4490	74,000	74,000	47,959	74,000	–	–	–	–	74,000	0.6481
	5 Dec 03	7.0500	132,000	132,000	137,676	132,000	–	–	–	–	132,000	1.0430
	14 Dec 04	5.9900	180,000	180,000	183,276	180,000	–	–	–	–	180,000	1.0182
	1 Dec 05	8.9000	190,000	190,000	386,137	190,000	–	–	–	–	190,000	2.0323
	21 Nov 06	8.4000	158,500	158,500	291,069	158,500	–	–	–	–	158,500	1.8364
	10 Dec 07	6.3800	277,778	277,778	275,064	138,889	–	–	–	–	277,778	0.9903
Nigel Rigby	17 Dec 01	5.0586	20,003	20,003	8,467	20,003	–		–		20,003	0.4233
	3 Dec 02	6.4490	27,000	27,000	17,499	27,000	–		–		27,000	0.6481
	5 Dec 03	7.0500	33,000	33,000	34,419	33,000	–		–		33,000	1.0430
	14 Dec 04	5.9900	180,000	180,000	183,276	180,000	–		–		180,000	1.0182
	1 Dec 05	8.9000	190,000	190,000	386,137	190,000	–		–		190,000	2.0323
	21 Nov 06	8.4000	158,500	158,500	291,069	158,500	–		–		158,500	1.8364
	10 Dec 07	6.3800	277,778	277,778	275,084	138,889	–	–	–	–	277,778	0.9903

[1] Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2] Value at Exercise/right = Market Value of a share of the company's stock at Exercise less the Exercise price per right.

[3] Value at Lapse/right = Market Value of a share of the company's stock at Lapse less the Exercise price per right.

[4] Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option pricing model or Monte Carlo option pricing method, depending on the plan the options were issued under.

[5] Options granted under 2001 JHI SE Equity Incentive Plan. See section 7, page 54 for summary of key terms of options granted.

[6] Options granted under 2005 Managing Board Transitional Stock Option Plan. See section 7, page 54 for summary of key terms of options granted.

[7] Options granted under James Hardie Industries Long-Term Incentive Plan 2006 (LTIP). See section 7, page 54 for summary of key terms of options granted.

(b) RSUs

Details of the changes to equity holdings of senior executives, including the Managing Board directors in fiscal year 2010, are set out below:

Name	Grant Date	Holding at 1 April 2009	Granted	Total Value at Grant (US$)	Vested	Lapsed	Holding at 31 March 2010	Weighted Average Fair Value per unit
Senior executives, including Managing Board								
Louis Gries	15 Sep 08[8]	201,324	201,324	746,107	–	–	201,324	3.7060
	15 Sep 08[9]	558,708	558,708	1,592,318	–	–	558,708	2.8500
	29 May 09	–	487,446	2,100,892	–	–	487,446	3.3650
	15 Sep 09[9]	–	234,900	1,653,696	–	–	234,900	5.0100
	11 Dec 09[9]	–	81,746	670,317	–	–	81,746	6.9100
Russell Chenu	15 Sep 08[9]	108,637	108,637	309,615	–	–	108,637	2.8500
	29 May 09	–	94,781	408,506	–	–	94,781	3.3650
	15 Sep 09	–	45,675	321,552	–	–	45,675	5.0100
	11 Dec 09[9]	–	15,895	130,339	–	–	15,895	6.9100
Robert Cox	15 Sep 08[9]	155,196	155,196	442,309	–	–	155,196	2.8500
	29 May 09	–	135,402	583,583	–	–	135,402	3.3650
	15 Sep 09[9]	–	65,250	459,360	–	–	65,250	5.0100
	11 Dec 09[9]	–	22,707	186,197	–	–	22,707	6.9100
Mark Fisher	17 Jun 08[10]	36,066	36,066	144,625	–	–	36,066	4.0100
	17 Dec 08[9]	116,948	116,948	268,980	–	–	116,948	2.3000
	29 May 09	–	77,548	334,232	–	–	77,548	3.3650
	15 Sep 09[9]	–	39,150	275,616	–	–	39,150	5.0100
	11 Dec 09[9]	–	13,624	111,717	–	–	13,624	6.9100
Nigel Rigby	17 Jun 08[10]	36,066	36,066	144,625	–	–	36,066	4.0100
	17 Dec 08[9]	116,948	116,948	268,980	–	–	116,948	2.3000
	29 May 09	–	77,548	334,232	–	–	77,548	3.3650
	15 Sep 09[9]	–	39,150	275,616	–	–	39,150	5.0100
	11 Dec 09[9]	–	13,624	111,716	–	–	13,624	6.9100

[8] Bonus RSUs granted under Deferred Bonus Program and LTIP. See section 7, page 54 for key terms of Deferred Bonus RSUs.

[9] Relative TSR RSUs granted under LTIP. See section 7, page 54 for key terms of Relative TSR RSUs.

[10] Deferred Bonus RSUs granted under Deferred Bonus Program and 2001 JHI SE Equity Incentive Plan. See section 7, page 54 for key terms of Deferred Bonus RSUs.

(c) Scorecard LTI

Changes in senior executives', including the Managing Board directors in fiscal year 2010, grants of awards of Scorecard LTIs between 1 April 2009 and 31 March 2010 are set out below:

Name	Grant Date	Granted	Vested	Lapsed	Holding at 31 March 2010
Senior executives, including Managing Board					
Louis Gries	21 Jun 09	483,294	–	–	483,294
Russell Chenu	21 Jun 09	93,974	–	–	93,974
Robert Cox	21 Jun 09	134,248	–	–	134,248
Mark Fisher	21 Jun 09	80,549	–	–	80,549
Nigel Rigby	21 Jun 09	80,549	–	–	80,549

See sections 3.2 and 3.3.2(b) on pages 44 and 47, respectively, for more information about Scorecard LTI.

8.3 Senior executive's relevant interests in JHI SE

Changes in senior executives', including the Managing Board directors in fiscal year 2010, relevant interests in JHI SE securities between 1 April 2009 and 31 March 2010 are set out below:

	CUFS at 1 April 2009	CUFS at 31 March 2010	Options at 1 April 2009	Options at 31 March 2010	RSUs at 1 April 2009	RSUs at 31 March 2010
Senior executives, including Managing Board						
Louis Gries	127,675	259,875	3,867,544	3,328,000	760,032	1,564,124
Russell Chenu	25,000	35,000	442,000	442,000	108,637	264,988
Robert Cox	–	–	–	–	155,916	378,555
Mark Fisher	–	29,519	1,172,674	1,080,561	153,014	283,336
Nigel Rigby	–	–	886,281	886,281	153,014	283,336

8.4 Loans

The company did not grant loans to senior executives during fiscal year 2010. There are no loans outstanding to senior executives.

9. EMPLOYMENT CONTRACTS

Remuneration and other terms of employment for the CEO, CFO and General Counsel and certain other senior executives are formalised in employment contracts. The main elements of these contracts are set out below.

9.1 CEO's employment contract

Details of the terms of the CEO's employment contract are as follows:

Components	Details
Length of contract	Initially a three-year term, commencing 10 February 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renewal date, that it does not want the term to renew.
Base salary	US$950,000 for fiscal year 2010 and 2011. Salary reviewed annually by the Board and there will be no base salary increase for fiscal year 2011.
Short-term incentive	Annual STI target is 125% of annual base salary for fiscal year 2011. The quantum of STI target is reviewed annually by the Board in May. The Remuneration Committee recommends the company's and CEO's performance objectives, and the performance against these objectives, to the Board for approval. The CEO's short-term incentive is calculated under the Executive Incentive Plan and the Individual Performance Plan.
Long-term incentive	On the approval of shareholders, stock options or other equity incentive will be granted each year. The recommended number of options or other form of equity to be granted will be appropriate for this level of executive in the US. For fiscal year 2011, the LTI target will be US$2.8 million.
Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual US Internal Revenue Service (IRS) limit. The company will match the CEO's contributions into the plan up to the annual IRS limit.
Resignation	The CEO may cease employment with the company by providing written notice. If the CEO retires with the approval of the Board then his unvested restricted stock units and awards will not be forfeited and will be held until the next test date.
Termination by James Hardie	The company may terminate the CEO's employment for cause or not for cause. If the company terminates the CEO's employment, not for cause, or the CEO terminates his employment "for good reason" the company will pay the following: (a) amount equivalent to 1.5 times the CEO's annual base salary at the time of termination; and (b) amount equivalent to 1.5 times the CEO's average STI actually paid in up to the previous three fiscal years as CEO; and (c) continuation of health and medical benefits at the company's expense for the remaining term of the agreement and the consulting agreement referenced below.
Post-termination Consulting	The company will request the CEO, and the CEO will agree, to consult to the company upon termination for a minimum of two years, as long as the CEO maintains the company's non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the CEO will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the CEO under the MBTSOP and LTIP, the CEO's outstanding options will not expire during any post-termination consulting period. This arrangement is a standard arrangement for US executives and the Board considers that it is an appropriate restraint for Mr Gries given his intimate involvement in developing the company's fibre cement business in the United States over the past 19 years.

9.2 CFO's employment contract

Details of the CFO's employment contract are as follows:

Components	Details
Length of contract	Fixed period concluding 5 October 2012.
Base salary	A$874,058 for fiscal year 2010. Salary reviewed annually by the Board.
Short-term incentive	Annual STI target is 33% of annual base salary as set out in the CFO's employment contract, based on personal goals. The CFO does not participate in the Executive Incentive Program for his short-term incentive, other than the arrangement where some of the CFO's LTI target is transferred to STI in the form of Executive Incentive Program RSUs.
Long-term incentive	Stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least US$350,000. If the CFO ceases employment with the company, a pro-rata amount of each tranche of the CFO's unvested options or other form of equity will expire on the date employment ceases, calculated based on the formula D=Cx(A/B), where A is the number of months from the date employment ceases to the first testing or vesting date, B is the number of months from the date of grant until the first testing or vesting date and C is the total number of options or other form of equity granted in the relevant tranche. The remaining unvested/unexercised options or other form of equity will continue as if the CFO remained employed by the company until the first testing or vesting date, at which point any options or other form of equity that do not vest at that time will also lapse.
Superannuation/pension	The company will contribute A$50,000 to the CFO's nominated superannuation/pension fund.
Other	The CFO receives an additional benefit of approximately A$30,000.
Resignation or Termination	The company or CFO may cease the CFO's employment with the company by providing three months' notice in writing.
Redundancy or diminution	If the position of CFO is determined to be redundant or subject to a material diminution in status, duties or responsibility of the role, the company or the CFO may terminate the CFO's employment. The company will pay the CFO a severance payment equal to the greater of 12 months' pay or the remaining proportion of the term of the contract.

9.3 General Counsel's employment contract

Details of the General Counsel's employment contract are as follows:

Components	Details
Length of contract	Indefinite.
Base salary	US$450,000 for fiscal year 2010 and 2011. Salary reviewed annually by the Board and there will be no base salary increase for fiscal year 2011.
Short-term incentive	Annual STI target is 65% of annual base salary as set out in the General Counsel's employment contract. The General Counsel's short-term incentive is calculated under the Executive Incentive Plan (which includes the IP Plan).
Long-term incentive	Stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least US$500,000.
Resignation	The General Counsel may cease employment with the company by providing 30 days' written notice.
Termination by James Hardie	The company may terminate the General Counsel's employment for cause or not for cause. If the company terminates the employment, not for cause, or the General Counsel terminates his employment "for good reason", the company may request the General Counsel to consult to the company for two years as set out below. No other termination payment is payable.
Post-termination Consulting	Depending on the reasons for termination, the company may request the General Counsel, and the General Counsel will agree, to consult to the company for two years upon termination, as long as he signs and complies with 1) a consulting agreement, which will require him to maintain non-compete and confidentiality obligations to the company, and 2) a release of claims in a form acceptable to the company. In exchange for the consulting agreement, the company shall pay the General Counsel's annual base salary as of the termination date for each year of consulting.

9.4 Benefits contained in contracts for CEO, CFO and General Counsel

In fiscal year 2010, and until we moved our corporate domicile to Ireland, the CEO, CFO and General Counsel were on international assignment in The Netherlands. During the time of their international assignment, the employment contracts for the CEO, CFO and General Counsel also specified the following benefits:

Components	Details
International Assignment	Additional benefits due to international assignment: housing allowance, expatriate goods and services allowance, moving and storage.
Other	**Tax Equalisation:** The company covers the extra personal tax burden imposed by residency in The Netherlands. **Tax Advice:** The company will pay the costs of filing income tax returns to the required countries. **Health, Welfare and Vacation Benefits:** Eligible to receive all health, welfare and vacation benefits offered to all US employees, or similar benefits. Are also eligible to participate in the company's executive health and wellness program. **Business Expenses:** Entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid for in connection with the performance of their services under their employment agreements. **Automobile:** The company will either purchase or lease an automobile for business and personal use, or, in the alternative, they will be entitled to an automobile equivalent to the level of vehicle they could receive in the US.

9.5 Other senior executives' employment contracts

Details of employment contracts for current senior executives are as follows:

Components	Details
Length of contract	Indefinite.
Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually.
Short-term incentive	An annual STI target is set at a percentage of the senior executive's salary. The STI target is between 55% and 65% and reviewed annually.
Long-term incentive	Upon the approval of the Board, grants of Scorecard LTI awards and Relative TSR and Executive Incentive Plan RSUs have been made under the LTIP plan.
Defined Contribution Plan	US senior executives may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match the senior executive's contributions into the plan up to the annual IRS limit.
Resignation	The senior executive may cease employment with the company by providing 30 days' written notice.
Termination by James Hardie	The company may terminate the senior executive's employment for cause or not for cause. Other than the post-termination consulting arrangement discussed below for a termination without cause or a resignation for good reason, no other termination payments are payable.
Post-termination Consulting	Depending on the senior executive's individual contract, and the reasons for termination, the company may request the senior executive, and the senior executive will agree, to consult to the company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the company, and 2) a release of claims in a form acceptable to the company. In exchange for the consulting agreement, the company shall pay the senior executive's annual base salary as of the termination date for each year of consulting.
Other	**Health, Welfare and Vacation Benefits:** Eligible to receive all health, welfare and vacation benefits offered to all US employees and also eligible to participate in the company's executive health and wellness program. **Business Expenses:** The senior executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid in connection with the performance of services under their employment. **Automobile:** The company will either lease an automobile for business and personal use by the senior executive, or, in the alternative, the executive will be entitled to an automobile lease allowance not to exceed US$750 per month.

10. REMUNERATION FOR BOARD NON-EXECUTIVE DIRECTORS

Fees paid to non-executive directors are determined by the Board, with the advice of the Remuneration Committee's independent external remuneration advisers, within the maximum total amount approved by shareholders from time to time. The current aggregate fee pool of US$1,500,000 was approved by shareholders in 2006.

Additional Board fees are not paid to executive Board directors.

10.1 Remuneration structure

Non-executive directors are paid a base fee for service on the Board. Additional fees are paid to the person occupying the positions of Chairman, Deputy Chairman and Board Committee Chairman and to members of the Due Diligence Committee.

During fiscal year 2010, the Remuneration Committee reviewed non-executive directors' fees, using market data and taking into consideration the level of fees paid to chairmen and directors of companies with similar size, complexity of operations and responsibilities, and workload requirements. As a result of the review, the Remuneration Committee recommended increasing all non-executive director fees by 5%, effective 1 April 2010.

The fees paid in fiscal year 2010, and payable in fiscal year 2011, are:

(US dollars) **Role**	**Fiscal 2010**	**Fiscal 2011**
Chairman	$300,000	$315,000
Deputy Chairman	$175,000	$183,750
Board member	$130,000	$136,500
Audit Committee Chairman	$20,000	$20,000
Remuneration or Nominating and Governance Committee Chairman	$10,000	$10,000

During fiscal year 2009, the Board formed the Due Diligence Committee, comprised of representatives from the Board and management. This committee was formed to assist the Board with reviewing and considering alternative proposals to move the company's domicile.

Non-executive directors who attended meetings of the Due Diligence Committee received fees of US$1,500 per meeting, and the Chairman received fees of $3,000 per meeting, in addition to their base fees. The Due Diligence Committee met five times in fiscal year 2010.

As the focus of the Board is on the long-term direction and well-being of James Hardie, there is no direct link between non-executive directors' remuneration and the short-term results of the company.

No non-executive director has been granted options, restricted stock units or performance rights. In fiscal year 2010, some non-executive directors have received some of their fees in James Hardie shares in accordance with the Supervisory Board Share Plan described below.

10.2 Board Accumulation Policy

Non-executive directors are expected to accumulate a minimum of 1.5 times (and two times for the Chairman) their total base remuneration (excluding Board Committee fees) in JHI SE shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) over a reasonable time following their appointment. The Remuneration Committee monitors non-executive directors' progress against this policy on a periodic basis.

10.3 Supervisory Board Share Plan

Under the Supervisory Board Share Plan 2006 (SBSP), non-executive directors can elect to receive some of their annual fees in JHI SE shares. The SBSP was last approved at the 2007 AGM. The SBSP is one of the vehicles non-executive directors can use to achieve their target shareholding under the Board Accumulation Policy. Although a number of directors used the SBSP to acquire shares during fiscal year 2010, the company anticipates that the complexity of the four different jurisdictions in which the company's individual directors are resident means that in the future most directors are likely to acquire shares in the company directly on the ASX or NYSE.

JHI SE shares received under the SBSP can be either be acquired on market or new shares issued by the company. Where shares are issued, the price is the average of the market closing prices at which the shares were quoted on the ASX during the five business days preceding the day of issue. Where the shares are acquired on market, the price is the purchase price.

The SBSP does not include a performance condition because the amounts applied to acquire shares under the SBSP are from the annual fees earned by the non-executive directors.

10.4 Director retirement benefits

The company does not provide any benefits for non-executive Board directors upon termination of employment.

10.5 Total remuneration for non-executive directors for the years ended 31 March 2010 and 2009

The table below sets out the remuneration for those directors who served on the Board during the fiscal years ended 31 March 2010 and 2009:

(US dollars)	Primary	Equity		
Name	Directors' Fees[1]	JHI SE Stock[2]	Other Benefits[3]	Total
Non-executive directors				
Michael Hammes				
Fiscal year 2010	**$ 221,000**	**$ 85,000**	**$ 10,641**	**$ 316,641**
Fiscal year 2009	222,500	21,250	3,988	247,738
Donald McGauchie				
Fiscal year 2010	**185,000**	**–**	**2,428**	**187,428**
Fiscal year 2009	185,000	–	11,627	196,627
Brian Anderson				
Fiscal year 2010	**155,000**	**10,000**	**8,290**	**173,290**
Fiscal year 2009	155,000	–	1,300	156,300
David Dilger[4]				
Fiscal year 2010	**75,000**	**–**	**1,784**	**76,784**
Fiscal year 2009	N/A	N/A	N/A	N/A
David Harrison[5]				
Fiscal year 2010	**130,000**	**10,000**	**10,000**	**150,000**
Fiscal year 2009	105,537	–	4,178	109,715
James Osborne[6]				
Fiscal year 2010	**127,500**	**10,000**	**990**	**138,490**
Fiscal year 2009	6,333	–	–	6,333
Rudy van der Meer				
Fiscal year 2010	**120,000**	**10,000**	**–**	**130,000**
Fiscal year 2009	60,000	60,000	14,407	134,407

[1] Amount includes base, Chairman, Deputy Chairman, Committee Chairman and Due Diligence Committee attendance fees.

[2] The actual amount spent by each Board member was determined after deducting applicable Dutch taxes from this amount. The number of JHI SE shares acquired was determined by dividing the amount of participation in the SBSP by the market purchase price.

[3] Other Benefits includes the cost of non-executive directors' fiscal compliance in The Netherlands.

[4] Mr Dilger was appointed to the company's Joint and Supervisory Boards effective 2 September 2009.

[5] Mr Harrison was appointed to the company's Joint and Supervisory Boards effective 19 May 2008.

[6] Mr Osborne was appointed to the company's Joint and Supervisory Boards effective 12 March 2009.

10.6 Non-Executive directors' relevant interests in JHI SE

Changes in non-executive directors' relevant interests in JHI SE securities between 1 April 2009 and 31 March 2010 are set out below:

	Number of Shares/CUFS at 1 April 2009[1]	Number of Shares/CUFS at date of becoming director	On market purchases	SBSP[2]	Shares/CUFS at date of resignation	Number of Shares/CUFS at 31 March 2010
Non-executive directors						
Michael Hammes	21,464[3]	N/A	–	11,383	N/A	32,847
Donald McGauchie	15,372[4]	N/A	5,000	–	N/A	20,372
Brian Anderson	6,124	N/A	–	1,511	N/A	7,635
David Dilger	–	–	25,000	–	N/A	25,000
David Harrison	10,000[5]	N/A		2,384	N/A	12,384
James Osborne	–	N/A	–	2,551	N/A	2,551
Rudy van der Meer	16,355	N/A	–	935	N/A	17,290

[1] Shares were purchased under SBSP in fiscal year 2008 and 2009 as follows: 42,508 shares on 14 March 2008 at an average price of A$5.7352 and 17,550 shares on 13 March 2009 at an average price of A$3.7254.

[2] Shares purchased under SBSP in fiscal year 2010 as follows: 9,432 shares on 26 June 2009 at an average price of A$4.28, 5,098 shares on 15 September 2009 at an average price of A$7.09, 2,019 shares on 15 December 2009 at an average price of A$8.25 and 2,215 shares on 11 March 2010 at an average price of A$7.68.

[3] 9,000 shares/CUFS held as ADRs.

[4] 6,000 shares held for the McGauchie Superannuation Fund.

[5] Held as ADRs.

Only non-executive directors are entitled to participate in the SBSP.

11. DUTCH CORPORATE GOVERNANCE CODE

Under the Dutch Code on Corporate Governance (the Dutch Code) published by the Dutch Corporate Governance Committee (the Tabaksblat Committee) in 2003, as amended by Government Decree of 10 December 2009, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. The corporate governance section of this report on pages 67–80 states that where the company has not completely applied the best practice provisions of the Dutch Code relating to remuneration matters, such information will be provided in this report.

Best Practice Provision II.1.1 of the Dutch Code stipulates that Managing Directors shall be appointed for a maximum period of four years. Our CEO has been appointed for a period of six years.

Best Practice Provision II.2.7 of the Dutch Code provides that neither the exercise price nor the other conditions regarding options granted to Managing Board directors may be modified during the term of the options, except as prompted by structural changes relating to shares or the company in accordance with established market practice. James Hardie may modify the term of the options as specified in the LTIP or employment agreement with a Managing Board director upon departure of the employee of other circumstances described in the LTIP.

Best Practice Provision II.2.8 of the Dutch Code provides that a severance payment to a Managing Board director shall not exceed one time the amount of the fixed salary. In contracts with Managing Board directors, the severance payments are agreed upon on an individual basis, taking into account home country practice and the Managing Board director's specific situation. Consistent with Mr Gries' prior employment agreement when he acted as the company's Chief Operating Officer, Mr Gries' current contract specifies that in the event of a termination without cause or for good reason, he will receive 1.5 times his annual base salary and 1.5 times his average annual bonus in addition to a two-year consulting contract, as long as he maintains the company's non-compete and confidentiality agreements.

Best Practice Provision III.7.1 of the Dutch Code provides that members of the Supervisory Board shall not be granted shares by way of remuneration. Although our members of the Board who were members of the Supervisory Board in fiscal year 2010 are not granted shares by way of remuneration, the guideline contained in the Stock Accumulation Policy provides guidance that they should accumulate 1.5 times their annual base board fees in share ownership. We believe this practice is to the benefit of the company and is common practice in Australia and the United States.

This report is made in accordance with a resolution of the members of the Board.

Michael N. Hammes

Michael Hammes
Chairman

Louis Gries
Chief Executive Officer

Approved 29 June 2010

CORPORATE GOVERNANCE REPORT

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

These Corporate Governance Principles describe the corporate governance arrangements that have been followed by James Hardie from the commencement of the fiscal year 2010 and contain an overview of our corporate governance framework, developed and approved by the Nominating and Governance Committee and, on its recommendation, adopted by the Board in June 2010.

On 19 February 2010, we completed Stage 1 of a proposal to move our corporate domicile from The Netherlands to Ireland, in a transaction designed to transform James Hardie Industries NV into an Irish Societas Europea company, and James Hardie Industries NV became James Hardie Industries SE, incorporated under the laws of The Netherlands. On 17 June 2010 we completed Stage 2 of the proposal and as a result James Hardie Industries SE moved its corporate seat to Ireland (together, the Re-domicile).

Where applicable, these Corporate Governance Principles indicate the changes in the company's governance arrangements as a result of implementing the Re-domicile. References to the Board are references to the Supervisory Board prior to completion of the Re-domicile, and to the single Board following completion of the Re-domicile.

These Corporate Governance Principles, as well as our Articles of Association, Board and Board Committee charters and key company policies, as updated from time to time, are available from the Investor Relations area of our website (www.jameshardie.com) or by requesting a printed copy from the company secretary at the company's head office at 2nd Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Republic of Ireland.

1. CORPORATE GOVERNANCE AT JAMES HARDIE

1.1 OVERVIEW

James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the ASX, ASIC, the NYSE, the US SEC and various other rulemaking bodies.

In addition, prior to completing Stage 2 of the Re-domicile, we were also subject to the jurisdiction of the Dutch Authority Financial Markets and the Dutch Corporate Governance Code (the Dutch Code). Since completing Stage 2 of the Re-domicile, James Hardie is no longer subject to the regulatory requirements of the Dutch Authority Financial Markets and the Dutch Code and is instead subject to the regulatory requirements of the Irish Takeover Panel.

James Hardie's corporate governance framework is reviewed regularly and updated as appropriate to reflect what we believe is in our and our stakeholders' interests, changes in law and current best practices. An important part of the Board's review of the Re-domicile involved spending a significant time to ensure that the company's governance framework following the Re-domicile to Ireland met the company's needs.

Our corporate governance framework incorporates a number of processes and policies designed to provide the Board with appropriate assurance about the operations and governance of the company and thereby protect shareholder value. Further details of these processes and policies are set out in this report.

2. BOARD STRUCTURE

2.1 NUMBER OF BOARDS

During the entire fiscal year 2010, James Hardie had a multi-tiered board structure. Until completion of Stage 1 of the Re-domicile on 19 February 2010 this consisted of a Joint Board, a Supervisory Board and a Managing Board. Following completion of Stage 1 of the Re-domicile, the Managing Board remained in place but the Joint Board ceased to exist and all of its responsibilities were assumed by the Supervisory Board. Since completion of Stage 2 of the Re-domicile on 17 June 2010, the company has had a single Board.

The responsibilities of our Board/s and Board Committees are formalised in charters and our Articles of Association, which set out the responsibilities of the Board/s and Board Committees. These charters and our Articles of Association also identify the matters reserved to the Board or Board Committees and the matters reserved to the Managing Board or the CEO as applicable.

2.2 SINGLE BOARD

The single Board has been in place since completion of the Re-domicile on 17 June 2010 and comprises seven non-executive directors and the CEO. The Board must have no less than three and not more than twelve directors, as determined by the Board.

Board directors may be elected by our shareholders at general meetings, or by the Board if there is a vacancy. The Board and our shareholders have the right to nominate candidates for the Board. Board directors may be dismissed by our shareholders at a general meeting.

Irish law provides that the Board is responsible for the management and operation of James Hardie. The Board can, and has, delegated authority to the CEO to manage the corporation within specified authority levels. The Board has also reserved certain matters to itself, including:

- appointing, removing and assessing the performance and remuneration of the CEO and CFO;
- succession planning for the Board and senior management and defining the company's management structure and responsibilities;
- approving the overall strategy for the company, including the three year business plan and annual operating and capital expenditure budgets;
- convening and monitoring the operation of shareholder meetings and approving matters to be submitted to shareholders for their consideration;
- approving annual and periodic reports, results announcements, media releases and notices of shareholder meetings;
- approving the dividend policy and interim dividends and making recommendations to shareholders regarding the annual dividend;
- reviewing the authority levels of the CEO and management;
- approving the remuneration framework for the company;
- overseeing corporate governance matters for the company;
- approving corporate-level company policies;

– considering management's recommendations on various matters which are above the authority levels delegated to the CEO or management; and

– any other matter which the Board considers ought to be approved by the Board.

The full list of those matters reserved to the Board are formalised in our Board charter, which is available on our website (www.jameshardie.com, select Investor Relations, Corporate Governance, then Board Structure).

In discharging its duties, the Board aims to take into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and other parties involved in or with James Hardie.

2.3 SUPERVISORY BOARD

The Supervisory Board was in operation for all of fiscal year 2010 and until completion of the Re-domicile on 17 June 2010, when it was replaced by the single Board.

The Supervisory Board comprised only non-executive directors, with at least two members or a higher number as determined by the Supervisory Board.

Supervisory Board directors were appointed by our shareholders at a general meeting, or by the Supervisory Board if there was a vacancy. The Supervisory Board and our shareholders had the right to nominate candidates for the Supervisory Board. Supervisory Board directors could be dismissed by our shareholders at a general meeting.

The Supervisory Board supervised and provided advice to the Managing Board, and was responsible for, amongst other matters:

– nominating Managing Board directors for election by shareholders;

– appointing and removing the CEO and the Chairman of the Managing Board;

– approving Managing Board decisions relating to specified matters or above agreed thresholds;

– approving the strategic plan and annual budget proposed by the Managing Board;

– approving the annual financial accounts;

– supervising the policy and actions of the Managing Board;

– supervising the general course of affairs of James Hardie and the business it operates; and

– approving issues of new shares.

Following completion of Stage 1 of the Re-domicile and the abolition of the Joint Board, the Supervisory Board also became responsible for the following matters previously reserved solely to the Joint Board as well as those matters where responsibility was previously shared with the Supervisory Board:

– approving declaration of dividends;

– approving any share buy-back programs and cancelling the shares bought back;

– approving any significant changes in the identity or nature of the company;

– approving the strategy set by the Managing Board;

– monitoring company performance; and

– maintaining effective external disclosure policies and procedures.

2.4 MANAGING BOARD

The Managing Board was in operation for all of fiscal year 2010 and until completion of the Re-domicile on 17 June 2010. It comprised only executive directors, with at least two members or such higher number as determined by the Supervisory Board. The Managing Board directors were appointed by our shareholders at a general meeting. The Supervisory Board could appoint interim members to the Managing Board if there was a vacancy on the Managing Board. The Supervisory Board and our shareholders could nominate candidates for the Managing Board.

The Supervisory Board appointed one Managing Board director as its Chairman and one member as its CEO. Throughout the period until the Managing Board ceased to exist, our current CEO occupied both roles.

Managing Board directors could be dismissed by our shareholders at a general meeting and suspended at any time by the Supervisory Board.

The Managing Board was accountable to the Supervisory Board, the Joint Board (while it was in operation) and to the shareholders for the performance of its duties, and was responsible for the day-to-day management of the company, including:

– administering the company's general affairs, operations and finance;

– preparing a strategic plan and budget setting out operational and financial objectives, implementation strategy and parameters for the company for the next three years, for approval by the Joint and Supervisory Boards;

– ensuring the implementation of the company's strategic plan;

– preparing quarterly and annual accounts, management reports and related media releases;

– monitoring the company's compliance with all relevant legislation and regulations and managing the risks associated with the company's activities;

– reporting and discussing the company's internal risk management and control systems with the Supervisory Board and the Audit Committee; and

– representing, entering into and performing agreements on behalf of the company.

2.5 JOINT BOARD

The Joint Board was in operation for part of fiscal year 2010 until it ceased to exist on completion of Stage 1 of the Re-domicile on 19 February 2010, when its responsibilities were assumed by the Supervisory Board.

The Joint Board comprised between three and twelve members as determined by the Supervisory Board's Chairman, or a greater number as determined by our shareholders at a general meeting. The Joint Board included all of the Supervisory Board directors as well as our CEO.

The Joint Board was allocated specific tasks under the Articles of Association but was primarily a forum for communication between the Managing Board and Supervisory Board. It was responsible, in some cases jointly with the Supervisory Board, for:

– supervising the general course of affairs of James Hardie;

– approving declaration of dividends;

– approving any share buy-back programs and cancelling the shares bought back;

– approving issues of new shares;

– approving any significant changes in the identity or nature of the company;

– approving the strategy set by the Managing Board;

– monitoring company performance; and

– maintaining effective external disclosure policies and procedures.

The core responsibility of the Joint Board was to oversee the general course of affairs of the company by exercising business judgment in the best interests of the company and its stakeholders.

3. OPERATION OF THE BOARD

3.1 BOARD MEETINGS

The Board meets at least four times a year or whenever the Chairman or three or more members have requested a meeting.

While the Supervisory Board was in operation, meetings were generally held at the company's offices in The Netherlands. At each physical meeting, the Board met in executive session without management present for at least part of the meeting. The Board was also able to pass resolutions by written consent.

During fiscal year 2010, the Managing Board met regularly and the majority of its meetings were held at the company's offices in The Netherlands.

On 29 June 2010, the single Board held its first meeting in Ireland. The company intends to hold the majority of its subsequent Board meetings, at which key decisions affecting it are made, in Ireland.

Attendance at Board and Board Committee meetings during the year ended 31 March 2010

The number of Board and Board Committee meetings held, and each director's attendance during the fiscal year, is set out below:

	BOARD						BOARD COMMITTEE							
Name	Joint		Supervisory		Managing		Audit		Nominating and Governance		Remuneration		Due Diligence	
	H	A	H	A	H	A	H	A	H	A	H	A	H	A
Michael Hammes	7	7	8	8	–	–	2	2	1	1	8	8	5	4
Donald McGauchie	7	7	8	8	–	–	–	–	4	4	8	8	–	–
Brian Anderson	7	7	8	8	–	–	5	5	–	–	8	7	5	5
David Dilger	4	4	5	5	–	–	2	2	–	–	–	–	–	–
David Harrison	7	7	8	8	–	–	5	5	3	3	8	8	–	–
James Osborne	7	7	8	8	–	–	4	4	1	1	–	–	5	5
Rudy van der Meer	7	7	8	8	–	–	–	–	4	4	–	–	–	–
Louis Gries	7	7	–	–	32	31	–	–	–	–	–	–	5	5
Russell Chenu	7	7	–	–	32	32	–	–	–	–	–	–	5	5
Robert Cox	7	7	–	–	32	32	–	–	–	–	–	–	5	5

3.2 DIRECTOR QUALIFICATIONS

Directors have skills, qualifications, experience and expertise which assist the Board to fulfill its responsibilities and assist the company to create shareholder value. The skills, qualifications, experience and relevant expertise of each director, and his or her term of appointment, are summarised on pages 18–19 of this annual report and also appear in the Investor Relations area of our website (www.jameshardie.com).

Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board Committee meetings. The Nominating and Governance Committee reviews the other commitments of Board members each year.

3.3 SUCCESSION PLANNING

The Board, together with the Nominating and Governance Committee, has developed, and periodically reviews with the CEO, management succession plans, policies and procedures for our CEO and other senior executives.

Board renewal has been a priority for the Board and Nominating and Governance Committee during recent years. A number of changes occurred in the composition of the Board during the fiscal year.

In the lead up to implementing the Re-domicile, the Board, together with the Nominating and Governance Committee, considered the desired composition of the Board, including the right number, mix of skills, qualifications, experience, expertise and geographic location of its directors, to maximise the effectiveness of the Board following completion of the Re-domicile. As a result of this review, two Irish-based directors were appointed to the Board. The Board will continue to review and evaluate the desired profile of the Board and expects that an additional European-based director may be appointed in the future.

3.4 RETIREMENT AND TENURE POLICY

During fiscal year 2010, the company adhered to the recommendation of the Dutch Code which limited the tenure of Supervisory Board directors to twelve years (unless the Supervisory Board determined that it would be in the best interests of the company for a director to serve longer than this period). There was no tenure policy for Managing Board directors. Following completion of the Re-domicile, the company is no longer subject to the Dutch Code.

None of our current directors has served for more than seven years and the company has elected not to adopt a retirement and tenure policy following completion of the Re-domicile. The length of tenure of individual Board directors will be considered as part of the Board's decision making process when considering whether a director should be recommended by the Board for re-election.

3.5 BOARD EVALUATION

The Nominating and Governance Committee supervises the director evaluation process and makes recommendations to the Board. During fiscal year 2010, a purpose-designed survey was used by directors to self-assess the operation of the Supervisory Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Supervisory Board.

The Chairman discussed with each Supervisory Board director, and the Deputy Chairman discussed with the Chairman, his performance and contribution to the effectiveness of the Board. Following completion of Stage 2 of the Re-domicile, the Nominating and Governance Committee and the Board will continue to discuss annually the performance of the CEO and the CEO's direct reports, and the Chairman provides that feedback to the CEO. The CEO uses the feedback as part of an annual review of his direct reports.

3.6 DIRECTOR RE-ELECTION

No director (other than the CEO) shall hold office for a continuous period of more than three years, or past the end of the third annual general meeting (AGM) following his or her appointment, whichever is longer, without submitting him or herself for re-election. A person appointed to the Board to fill a vacancy must submit him or herself for re-election at the next AGM.

Directors are not automatically nominated for re-election at the end of their term. Nomination for re-election is based on their individual performance and the company's needs. The Nominating and Governance Committee and the Board discuss in detail the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.

Because the company is a European SE company, the CEO is required to stand for re-election every six years as long as he remains as the CEO. The company believes this policy is appropriate (having regard to Australian practice under the rules of the ASX) as it supports the continuity of management performance.

3.7 INDEPENDENCE

The company requires the majority of directors on the Board and Board Committees, as well as the Chairman of the Board and Board Committees, to be independent, unless a greater number is required to be independent under the rules and regulations of the ASX, the NYSE or any other applicable regulatory body.

Each year the Board, together with the Nominating and Governance Committee, assesses each Board director and his or her responses to a lengthy questionnaire on matters relevant to his or her independence according to the rules and regulations of the Dutch Code (up until completion of the Re-domicile), the NYSE and SEC as well as the Corporate Governance Council Principles and Recommendations published by the ASX Corporate Governance Council (the Principles and Recommendations). Following this assessment, the Board has determined that each Board director is independent.

All directors are expected to bring their independent views and judgment to the Board and Board Committees and must declare any potential or actual conflicts of interest. The Board has not set materiality thresholds for assessing independence and considers all relationships on a case-by-case basis, considering the materiality of the relationship and the rules and regulations of the applicable exchange or regulatory body.

The Board considered the following specific matters prior to determining that each director was independent:

- Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from the company, although it does buy a small amount of James Hardie products through the company's customers;
- Rudy van der Meer is a member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V.. Entities in the ING Group provide financial services to the company. In each case those entities were providing these services to the company prior to Mr van der Meer becoming a Board director; and
- David Dilger is a director of a number of James Hardie's subsidiaries and receives director's fees for such service approved by the Board.

Any transactions mentioned above were conducted on an arms-length basis and in accordance with normal terms and conditions and were not material to any of the companies listed above or to James Hardie. Each of these relationships, other than Mr Dilger's service as a director of a number of James Hardie's subsidiaries, existed and was disclosed before the person in question became a Board director. It is not considered that these directors had any influence over these transactions.

3.8 ORIENTATION

The company has an orientation program for new directors, which was reviewed and updated during the fiscal year. The program includes an overview of the company's governance arrangements and directors' duties in The Netherlands, the United States and Australia, plant and market tours to impart relevant industry knowledge, briefings on the company's risk management and control framework, financial results and key risks and issues, and meeting other Board directors, the CEO and members of management. New directors are provided with orientation materials including relevant corporate documents and policies and are expected to complete the entire orientation process within six months of their appointment. Following completion of the Re-domicile, this program will also include details of James Hardie's governance arrangements and an overview of directors' duties in Ireland.

3.9 BOARD CONTINUING DEVELOPMENT

The company operates within a complex industry, geographical and regulatory framework. The company regularly schedules time at physical Board meetings to develop the Board's understanding of the company's operations and regulatory environment, including updates on topical developments from management and external experts. A yearly plant and market tour forms an important part of the Board's continuing development.

3.10 LETTER OF APPOINTMENT

Each incoming Board director receives a letter of appointment setting out the key terms and conditions of his or her appointment and the company's expectations of them in that role. The company does not provide any benefits for non-executive directors upon termination of their appointment.

3.11 CHAIRMAN

The Board appoints one of its members as the Chairman. The Chairman must be an independent, non-executive director. The Chairman appoints the Deputy Chairman. The Chairman co-ordinates the Board's duties and responsibilities and acts as the main contact with the CEO.

The Chairman:

- provides leadership to the Board;
- chairs Board and shareholder meetings;
- facilitates Board discussion;
- monitors, evaluates and assesses the performance of the company's Board and Board Committees; and
- is a member of all Board Committees.

The Chairman may not also be the Chairman of the Audit Committee. The current Chairman is Mr Hammes and the current Deputy Chairman is Mr McGauchie.

3.12 REMUNERATION

A detailed description of the company's remuneration policies for directors and executives, and the link to performance, is set out in the Remuneration Report within the Directors' Report on pages 41–66 of this annual report.

3.13 INDEMNIFICATION

The company's Articles of Association provide for indemnification of any person who is (or keep indemnified any person who was) a Board director or the company secretary and our employees and any other person deemed by the Board to be an agent of the company, who suffers any loss as a result of any action in discharge of their duties, provided they acted in good faith in carrying out their duties. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or willful misconduct in performing their duties.

The company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are officers or directors of the company or its subsidiaries. The indemnities provided are consistent with the Articles of Association and relevant laws.

3.14 EVALUATION OF MANAGEMENT

At least once a year, the CEO, the Remuneration Committee and the Board review the performance of each member of the Group Management Team against agreed performance measures. This discussion occurs at a different meeting to that which discusses management succession planning. The CEO uses this feedback to assist in the annual review of members of the Group Management Team. This process was followed during the fiscal year.

3.15 INFORMATION FOR THE BOARD

Board directors receive timely and necessary information to allow them to fulfill their duties, including access to senior executives if required. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Board.

In discharging their duties, Board directors were provided with direct access to senior executives and outside advisors and auditors. The Board, Board Committees and individual directors may all seek independent professional advice at the company's expense for the proper performance of their duties.

The Board has regular discussions with the CEO and (while the company was domiciled in The Netherlands the Managing Board) on the company's strategy and performance, including two sessions each year where Board members formally review the company's strategy and progress. The Board has also scheduled an annual calendar of topics to be covered to assist it to properly discharge all of its responsibilities.

Board directors receive a copy of all Board Committee papers for physical meetings and may attend any Board Committee meeting, whether or not they are members of the Board Committee. Board directors also receive the minutes which record each Board Committee's deliberations and findings, as well as oral reports from each Board Committee Chairman. Whilst the company was domiciled in The Netherlands, the Board also received and reviewed the minutes of each Managing Board meeting.

3.16 DELEGATION TO THE CEO

The Board has delegated to the CEO the power to manage the business of the company to achieve the mission statements and corporate goals approved by the Board from time to time. This delegation is subject to a specified monetary cap for a range of matters, above which Board approval is required.

4. BOARD COMMITTEES

The Board Committees are generally committees of the Board and comprise the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. The Board Committee charters are available from the Investor Relations area of our website (www.jameshardie.com).

Each Board Committee meets at least quarterly and has scheduled an annual calendar of meeting and discussion topics to assist it to properly discharge all of its responsibilities. The Board may also form ad hoc committees from time to time. During fiscal year 2009 the Board formed the Due Diligence Committee (discussed in more detail in section 4.4 on page 73) to review management's progress in formulating the Re-domicile proposal. This committee continued to meet during fiscal year 2010.

4.1 AUDIT COMMITTEE

The Audit Committee oversees the adequacy and effectiveness of the company's accounting and financial policies and controls. The key aspects of the terms of reference followed by our Audit Committee are set out in this report. The Audit Committee meets at least quarterly in separate executive sessions with the external auditor and internal auditor.

Currently, the members of the Audit Committee are Mr Anderson (Chairman), Mr Hammes, Mr Harrison and Mr Dilger.

All members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member of the Audit Committee shall be an "audit committee financial expert" as determined by the Nominating and Governance Committee and the Board in accordance with the SEC rules. These may be the same person. The Nominating and Governance Committee and the Board have determined that Mr Anderson, Mr Harrison and Mr Dilger are "audit committee financial experts".

Under the NYSE listing standards that apply to US companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company's board must determine that the simultaneous service will not impair the ability of this member to effectively serve on the listed company's audit committee. Although we are not bound by this provision, we follow it voluntarily. Currently, none of our directors serve on the audit committee of three or more public companies in addition to our audit committee.

The Audit Committee provides advice and assistance to the Board in fulfilling its responsibilities and, amongst other matters:

- overseeing the company's financial reporting process and reports on the results of its activities to the Board;
- reviewing with management and the external auditor the company's annual and quarterly financial statements and reports to shareholders;
- discussing earnings releases as well as information and earnings guidance provided to analysts;
- reviewing and assessing the company's risk management policies and procedures;
- having general oversight of the appointment and provision of all external audit services to the company, the remuneration paid to the external auditor, and the performance of the company's internal audit function;
- reviewing the adequacy and effectiveness of the company's internal compliance and control procedures;
- reviewing the company's compliance with legal and regulatory requirements; and
- establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from the company's Ethics Hotline.

Conflicts of interest

The Audit Committee oversees the company's Code of Business Conduct and Ethics policy and other business-related conflict of interest issues as they arise.

Reporting

The Audit Committee will inform the Board of any general issues that arise with respect to the quality or integrity of the company's financial statements, the company's compliance with legal or regulatory requirements, the company's risk management systems, the performance and independence of the external auditor, or the performance of the internal audit function.

4.2 NOMINATING AND GOVERNANCE COMMITTEE

The Nominating and Governance Committee is responsible for:

- identifying and recommending to the Board individuals qualified to become Board directors;
- overseeing the evaluation of the Board and senior management;
- assessing the independence of each Board director;
- reviewing the conduct of the general meetings; and
- performing a leadership role in shaping the company's corporate governance policies.

The current members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr Hammes, Mr van der Meer and Mr Osborne.

4.3 REMUNERATION COMMITTEE

The Remuneration Committee oversees the company's overall remuneration structure, policies and programs; assesses whether the company's remuneration structure establishes appropriate incentives for management and employees; and approves any significant changes in the company's remuneration structure, policies and programs. It also:

- administers and makes recommendations on the company's incentive compensation and equity-based remuneration plans;
- reviews the remuneration of Board directors;
- reviews the remuneration framework for the company; and
- makes recommendations to the Board on the company's recruitment, retention and termination policies and procedures for senior management.

Members of the Remuneration Committee must qualify as "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act), and "outside directors" for purposes of Section 162(m) of the US Internal Revenue Code.

Further details on the role of the Remuneration Committee are disclosed in the Remuneration Report within the Directors' Report on pages 41–66 of this annual report.

The current members of the Remuneration Committee are Mr Harrison (Chairman), Mr Anderson, Mr Hammes, Mr McGauchie and Mr Dilger.

4.4 DUE DILIGENCE COMMITTEE

During fiscal year 2009, the Board formed the Due Diligence Committee, comprising representatives from the Supervisory Board together with the Managing Board and a representative of the company's management. This committee was formed to assist the Board with reviewing and considering alternative proposals to move the company's domicile by co-ordinating and overseeing implementation of the due diligence process and reporting back to the Boards regarding the conduct of this process.

The purpose of the due diligence process was to assist in ensuring that the Explanatory Memorandum and Notices of Meeting (Meeting Materials) prepared in connection with the Re-domicile proposal were accurate and complete in all material respects and contained all required information.

The due diligence and verification process undertaken by the Due Diligence Committee culminated in a report to the Board on the due diligence process undertaken and its results, including recommending that the Meeting Materials for the Re-domicile proposal be submitted to shareholders.

5. POLICIES AND PROCESSES

As noted at the start of this report, we have a number of policies that address key aspects of our corporate governance. Our key policies cover:

- Code of Business Conduct and Ethics;
- Ethics Hotline;
- Continuous Disclosure and Market Communication; and
- Insider Trading.

Copies of all these policies are available in the Investor Relations area of our website (www.jameshardie.com).

5.1 CODE OF BUSINESS CONDUCT AND ETHICS

We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour. We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie's activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees and directors. The Code of Business Conduct and Ethics covers many aspects of company policy that govern compliance with legal and other responsibilities to stakeholders. All directors and company employees worldwide are reminded annually of the existence of the Code and asked to confirm that they have read it.

5.2 COMPLAINTS/ETHICS HOTLINE

Our Code of Business Conduct and Ethics policy provides employees with advice about who they should contact if they have information or questions regarding violations of the policy. James Hardie has a telephone Ethics Hotline operated by an independent external provider which allows employees to report anonymously any concerns. All company employees worldwide are reminded annually of the existence of the Ethics Hotline.

All complaints, whether to the Ethics Hotline or otherwise, are initially reported directly to the General Counsel and director of internal audit (except in cases where the complaint refers to one of them). The most serious complaints are referred immediately to the Chairmen of the Audit Committee and Board; less serious complaints are reported to the Audit Committee on a quarterly basis and at different levels of detail, depending on the nature of the complaint.

Interested parties who have a concern about James Hardie's conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the company's Chairman (or Presiding Director for NYSE purposes), Deputy Chairman, Board directors as a group, the Chairman of the Audit Committee or Audit Committee members. These communications may be confidential or anonymous, and may be submitted in writing to the Company Secretary at the company's head office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Republic of Ireland, or submitted by phone at Telephone +353 (0)1 411 6924. All concerns will be forwarded to the appropriate Board directors for their review and will be simultaneously reviewed and addressed by our General Counsel in the same way that other concerns are addressed. Our Code of Business Conduct and Ethics policy, which is described above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve a concern about integrity.

5.3 CONTINUOUS DISCLOSURE AND MARKET COMMUNICATION

We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC) and the United States (SEC and NYSE).

Our Continuous Disclosure and Market Communication Policy aims to ensure timely communications so that investors can readily:

- understand James Hardie's strategy and assess the quality of its management;
- examine James Hardie's financial position and the strength of its growth prospects; and
- receive any news or information that might reasonably be expected to materially affect the price or market for James Hardie securities.

The CEO is responsible for ensuring the company complies with our continuous disclosure obligations. A Disclosure Committee comprising the CEO, CFO, General Counsel and the Vice President – Investor and Media Relations is responsible for all decisions regarding our market disclosure obligations outside of the company's normal financial reporting calendar. For our quarterly and annual results releases, the CEO and CFO are supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The CEO, CFO and General Counsel discuss with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that affect the quarterly and annual results releases. The Audit Committee reviewed the company's disclosure practices under the Continuous Disclosure and Market Communication policy during the fiscal year.

5.4 SHARE TRADING

All company employees and directors are subject to our Insider Trading Policy. Company employees and directors may only buy or sell the company's securities within four weeks beginning two days after the announcement of quarterly or full year results, or another period designated by the Board for this purpose, provided they are not in possession of material non-public price-sensitive information. There are additional restrictions on trading for designated senior employees and directors, including a requirement that they receive prior clearance from the company's compliance officer before trading or pledging their shares by taking out a margin loan over them, and a general prohibition on hedging or selling any shares or options for shortswing profit. Company employees who are not designated employees may hedge vested options or shares, provided they notify the company.

The Board recognises that it is the individual responsibility of each James Hardie director and employee to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction.

6. RISK MANAGEMENT

6.1 OVERALL RESPONSIBILITY

The Audit Committee has oversight of the company's risk management policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the CEO, CFO and General Counsel. The Audit Committee, CEO, CFO and General Counsel report periodically to the Board on the company's risk management policies, processes and controls.

The Audit Committee is supported in its oversight role by the policies put in place by management to oversee and manage material business risks, as well as the roles played by the Risk Management Committee (described in detail in section 6.4 below) and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct reporting line to the Audit Committee.

6.2 OBJECTIVE

The company considers that a sound framework of risk management policies, procedures and controls produces a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and creation of shareholder value. The objective of the company's risk management policies, procedures and controls is to ensure that:

- our risk management systems are effective;
- our principal strategic, operational and financial risks are identified;
- effective systems are in place to monitor and manage risks; and
- reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

Risk management does not involve avoiding all risks. The company's risk management policies seek to strike a balance between ensuring that the company continues to generate financial returns and simultaneously manages risks appropriately by setting appropriate strategies and objectives.

6.3 POLICIES FOR MANAGEMENT OF MATERIAL BUSINESS RISKS

Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of our systems of internal control and risk management. In addition to the measures described elsewhere in this report, the more significant policies, processes or controls adopted by the company for oversight and management of material business risks are:

- quarterly meetings of the Risk Management Committee to assess the key strategic, operations, reporting and compliance risks facing the company, the level of risk and the processes implemented to manage each of these key risks over the upcoming twelve months;
- quarterly reporting to the Audit Committee of the Risk Management Committee's conclusions regarding the key strategic, operations, reporting and compliance risks facing the company;
- an Enterprise Risk Management process, which involves developing contingency plans for the key risks facing the company and its assumptions in its three year strategic plans and beyond;
- a planning process involving the preparation of three-year strategic plans and a rolling twelve month forecast;
- annual budgeting and monthly reporting to monitor performance;
- an internal audit department with a reporting line direct to the Chairman of the Audit Committee;
- increased monitoring of the company's liquidity and status of renewals of finance facilities;
- maintaining an appropriate insurance program;
- maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives;
- issuing and revising standards and procedures in relation to environmental and health and safety matters;
- implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and intellectual property protection;
- issuing procedures requiring significant capital and recurring expenditure to be approved at the appropriate levels; and
- documenting detailed accounting policies, procedures and guidance for the group in a single group finance manual.

A summary of these policies, processes and controls is available in the Investor Relations area of our website (www.jameshardie.com).

Another example of the company's approach to managing significant business risks is the establishment of the Due Diligence Committee, which was formed to oversee the formulation of the company's Re-domicile proposal.

During the fiscal year, the Audit Committee, and through it the Board, received a number of reports on the operation and effectiveness of the policies, processes and controls described in this section. This included a review of the company's current compliance programs and disclosure controls and processes, how they compare with best practices and the steps proposed by management to continue cultivating the company's risk management culture.

6.4 RISK MANAGEMENT COMMITTEE

The Risk Management Committee, which reviews and monitors the risks facing the company, is the primary management forum for risk assessment and risk management in the company. This role is more formally documented in the company's Risk Management Committee charter. The Risk Management Committee comprises a cross-functional group of employees and reports quarterly to both the CEO, CFO, General Counsel and Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational, financial and legal risks facing the company. The Risk Management Committee also oversees the company's Enterprise Risk Management process.

6.5 INTERNAL AUDIT

The director of internal audit heads the internal audit department. The internal audit charter sets out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department's workplan is approved annually by the Audit Committee. The director of internal audit reports to the Chairman of the Audit Committee and meets quarterly with the Audit Committee and Board in executive sessions.

6.6 EXTERNAL AUDIT

The external auditor reviews each quarterly and half-year results announcement and audits the full year results. The external auditor attends each meeting of the Audit Committee, including an executive session where only members of the Audit Committee and Board directors are present. The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for those services, receive prior approval. The Audit Committee also reviews the remuneration paid to the external auditor and makes recommendations to the Board regarding the maximum compensation to be paid to the external auditor.

6.7 FINANCIAL STATEMENTS DISCLOSURE COMMITTEE

The Financial Statements Disclosure Committee is a management committee comprising senior finance, accounting, compliance, legal, tax, treasury and investor relations executives in the company, which meets with the CEO, CFO and General Counsel prior to the Board's consideration of any quarterly or annual results. The Financial Statements Disclosure Committee is a forum for the CEO, CFO and General Counsel to discuss, and, on the basis of those discussions, report to the Audit Committee, about a range of risk management procedures, policies and controls, covering the draft results materials, business unit financial performance and the current status of legal, tax, treasury, accounting, compliance, internal audit, complaints and disclosure control matters.

6.8 CEO AND CFO CERTIFICATION OF FINANCIAL REPORTS

Under SEC rules and the company's internal control arrangements, our CEO and CFO provide certain certifications with respect to our full year financial statements, disclosure controls and procedures and internal controls over financial reporting. These certifications are more comprehensive and detailed than those required under the Australian Corporations Act and are considered appropriate given that the company's financial reports are prepared in accordance with US GAAP.

The Board in turn receives quarterly assurance from the Financial Statements Disclosure Committee relating to the company's disclosure controls and procedures and internal controls over financial reporting. This assurance is supported by written quarterly and annual sub-certifications from the general managers and chief financial officers of each business unit, the director treasury and the corporate controller and the annual certifications from the Group Management Team.

6.9 INTERNAL CONTROLS AND SOX 404

Each fiscal year, the members of the Group Management Team, and key members of the company's business and corporate functions, complete an internal control certificate that seeks to confirm that adequate internal controls are in place and are operating effectively, and evaluate any failings and weaknesses.

6.10 MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of 31 March 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2010.

The effectiveness of our internal control over financial reporting as of 31 March 2010 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears on the following page.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of James Hardie Industries SE:

We have audited James Hardie Industries SE and Subsidiaries' internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). James Hardie Industries SE's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, James Hardie Industries SE maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of James Hardie Industries SE and subsidiaries as of March 31, 2010 and 2009, and the related statements of operations, and changes in shareholders' deficit and cash flows for the years ended March 31, 2010 and 2009, and our report dated May 27, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Orange County, California
May 27, 2010

6.11 STATEMENT ON RISK MANAGEMENT AND CONTROL

James Hardie has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed our internal risk management and control systems, the CEO and CFO believe that:

- the risk management and control systems provide reasonable assurance that this annual report does not contain any material inaccuracies; and
- no material failings in the risk management and control systems were discovered in our fiscal year 2010.

This statement is not a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act. Our analysis of our internal risk management and control systems for purposes of the Dutch Code is different from the report that we are required to prepare in the United States pursuant to Section 404 of the Sarbanes-Oxley Act.

6.12 LIMITATIONS OF CONTROL SYSTEMS

Despite the steps outlined above, our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. No matter how well it is designed and operated, a control system can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls' effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

7. SHAREHOLDERS' PARTICIPATION

7.1 LISTING INFORMATION

For most of fiscal year 2010, James Hardie was an NV incorporated under Dutch law. On 19 February 2010, following the completion of Stage 1 of the Re-domicile, James Hardie transformed from a Dutch NV company to a Dutch SE company named James Hardie Industries SE. On 17 June 2010, the company moved its corporate domicile to Ireland. James Hardie securities trade as CUFS on the ASX and as ADSs (which reference American Depositary Shares) on the NYSE.

7.2 ANNUAL INFORMATION MEETING (AIM)

Recognising that most shareholders were not able to attend the AGM in The Netherlands, we conducted our 2009 AIM in Australia to allow shareholders to review the items of business and other matters to be considered and voted on at the AGM. Shareholders were able to appoint representatives to attend the AIM on their behalf and ask questions.

Beginning in 2010, we will hold our AGM in Dublin, and will simulcast this meeting to a venue in Sydney so that Australian shareholders can attend a meeting together and ask questions of the Board and external auditor.

We distribute with our Notice of Meetings (for annual meetings) a question form which shareholders can use to submit questions in advance of the meetings. Shareholders can also ask questions relevant to the business of the meeting during the meeting.

For those shareholders unable to attend, the annual meetings are broadcast live over the internet in the Investor Relations area of the website (www.jameshardie.com). The webcast remains on the company's website until the next annual meeting so it can be replayed later if desired.

7.3 ANNUAL GENERAL MEETING (AGM)

The 2009 AGM was held in The Netherlands within seven days of the AIM. Beginning fiscal year 2011, the AGM will be held in Ireland.

Each shareholder (other than an ADS holder) has the right to:

- attend the AGM either in person or by proxy;
- speak at the AGM; and
- exercise voting rights, including at the AGM subject to their instructions on the Voting Instruction Form.

While ADS holders cannot vote directly, ADS holders can direct the voting of their underlying shares through the ADS depositary.

The external auditor attends the AGM and is available to answer questions.

7.4 COMMUNICATION

We are committed to communicating effectively with our shareholders through a program that includes:

- making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;
- audio webcasts of other management briefings and webcasts of the annual shareholder meeting;
- a comprehensive Investor Relations website that displays all company announcements and notices (promptly after they have been cleared by the ASX), and major management and investor road show presentations;
- site visits and briefings on strategy for investment analysts;
- an email alert service to advise shareholders and other interested parties of announcements and other events; and
- equality of access for shareholders and investment analysts to briefings, presentations and meetings.

7.5 INVESTOR WEBSITE

We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com). Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance structure. Except where stated, the contents of the website are not incorporated into this annual report.

8. COMPLIANCE WITH CORPORATE GOVERNANCE REQUIREMENTS

8.1 DUTCH CORPORATE GOVERNANCE CODE (DUTCH CODE)

For fiscal year 2010, the Dutch Code applied to James Hardie because it was a Dutch public limited liability company. Under the Dutch Code, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. Listed Dutch companies must indicate expressly to what extent they apply the best practice provisions contained in the Dutch Code and, if they do not, why and to what extent they do not apply them.

Under the Dutch Code, not applying a specific best practice provision is not in itself considered objectionable by the Dutch Code, and may well be justified because of particular circumstances relevant to James Hardie.

Whilst the Dutch Code applied to James Hardie, its corporate governance structure and compliance with the Dutch Code was the joint responsibility of the Managing Board and the Supervisory Board, which were accountable for this to shareholders at the AGM.

James Hardie complied with almost all of the principles and best practice provisions contained in the Dutch Code and, in accordance with the requirements of the Dutch Code, this document describes instances where James Hardie did not fully comply with the letter of a principle or best practice provision contained in the Dutch Code and the reasons why.

Where these instances related to the remuneration of Supervisory, Joint or Managing Board directors they are described in the Remuneration Report on pages 41–66 of this annual report.

Following the completion of the Re-domicile, the Dutch Code no longer applies to James Hardie. In fiscal year 2011, we became subject to the regulatory requirements of the Irish Takeover Panel. The Combined Code on Corporate Governance as published by the Financial Reporting Council in the UK will not apply to us unless our shares become quoted on the Irish Stock Exchange or the London Stock Exchange.

8.2 ASX PRINCIPLES AND RECOMMENDATIONS

Listed Australian companies are encouraged to comply with the Principles and Recommendations. Except where otherwise stated, the company has complied with the Principles and Recommendations for the entire period described in this annual report.

For the benefit of Australian holders, the Investor Relations area of our website (www.jameshardie.com) contains more detail about the ways in which we comply with the Principles and Recommendations.

As an Irish-domiciled company, James Hardie Industries SE will continue to comply with the Principles and Recommendations as its general policy and will continue to explain any departures from those Principles and Recommendations in its annual report.

8.3 NYSE CORPORATE GOVERNANCE RULES

In accordance with the NYSE corporate governance standards, listed companies that are foreign private issuers (which includes James Hardie) are permitted to follow home-country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which is discussed below.

Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Section 303A.12(b) provides that each listed company's CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A. Section 303A.12(c) provides that each listed company must submit an executed written affirmation annually to the NYSE about its compliance with the NYSE's corporate governance listing standards and an interim written affirmation to the NYSE as and when required by the interim written affirmation form specified by the NYSE.

James Hardie presently complies with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE. In accordance with Section 303A.11, we disclose in this report, and in our annual report on Form 20-F that is filed with the SEC, any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. Our annual report on Form 20-F is available from the Investor Relations area of our website (www.jameshardie.com) or from our corporate offices, the addresses of which are shown on page 124 of this annual report.

Two ways in which our corporate governance practices differ significantly from those followed by US domestic companies under NYSE listing standards should be noted:

- In the US, an audit committee of a public company is required to be directly responsible for appointing the company's independent registered public accounting firm. Under Dutch law, the independent registered public accounting firm is appointed by the shareholders or, in the absence of such an appointment, by the Supervisory Board and then the Managing Board. Under Irish law, the independent registered public accounting firm is appointed by the shareholders where there is a new appointment, otherwise the appointment is deemed to continue unless the firm retires, is asked to retire or is unable to perform their duties; and
- NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the Board Committee charters reflect Australian and Irish practices, in that we have a majority of independent directors on these committees, unless a higher number is mandatory. Notwithstanding this difference, our Board has determined that all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.

As an Irish-domiciled company, James Hardie will also continue to follow the NYSE corporate governance standards for listed companies that are foreign private issuers.

8.4 ANTI-TAKEOVER PROTECTIONS AND CONTROL OVER THE COMPANY

Until completion of the Re-domicile on 17 June 2010, the company was not formally subject to the takeover laws that applied to listed companies incorporated in Australia or in The Netherlands. However, Article 49 of our Articles of Association was incorporated to provide shareholders with similar protections in the event of a potential change of control to those provided to shareholders in Australian listed companies under the Australian Corporations Act.

The purpose of Article 49 was to ensure that:

- the acquisition of control over CUFS or shares takes place in an efficient, competitive and informed market;
- each shareholder and CUFS holder and the Managing Board, Joint Board and Supervisory Board:
  i. know the identity of any person who proposes to acquire a substantial interest in the company;
  ii. are given reasonable time to consider a proposal to acquire a substantial interest in the company; and
  iii. are given enough information to assess the merits of a proposal to acquire a substantial interest in the company; and
- as far as practicable, the shareholders and CUFS holders all have a reasonable and equal opportunity to participate in any benefits accruing through a proposal to acquire a substantial interest in the company.

Following completion of the Re-domicile, the company has become subject to Irish takeover laws, and under ASX rules, the provisions set out in Article 49 have ceased to apply. The Irish Takeover Rules are built on several General Principles, the text of which is set out below. Also, the takeover threshold is set at 30%, meaning that a person (or persons acting in concert) who acquire more than 30% of voting rights must make a mandatory cash bid for all of the shares in the company:

- All holders of the securities of an offeree of the same class must be afforded equivalent treatment; moreover, if person acquires control of a company, the other holders of securities must be protected.
- The holders of the securities of an offeree must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the offeree must give its views on the effects of implementation of the offer on employment, considerations of employment and the locations of the offeree's places of business.
- The board of an offeree must act in the interest of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer.
- False markets must not be created in the securities of the offeree, of the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted.
- An offeror must announce an offer only after ensuring that he or she can pay in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration.
- An offeree must not be hindered in the conduct of its affairs for longer than is reasonable by any offer for its securities.
- A substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF JAMES HARDIE INDUSTRIES SE

We have audited the accompanying consolidated balance sheets of James Hardie Industries SE and Subsidiaries (formerly "James Hardie Industries N.V. and Subsidiaries") as of March 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries SE and Subsidiaries at March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), James Hardie Industries SE's internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 27, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Orange County, California
27 May 2010

CONSOLIDATED BALANCE SHEETS

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

ASSETS	Notes	(Millions of US dollars) 31 March 2010	2009	(Millions of Australian dollars) 31 March 2010	2009
Current assets:				**(Unaudited)**	(Unaudited)
Cash and cash equivalents	3	**$ 19.2**	$ 42.4	**A$ 21.0**	A$ 61.7
Restricted cash and cash equivalents	4	**0.6**	0.3	**0.7**	0.4
Restricted cash and cash equivalents – Asbestos	11	**44.5**	45.4	**48.6**	66.1
Restricted short-term investments – Asbestos	11	**13.3**	52.9	**14.5**	77.0
Accounts and other receivables, net of allowance for doubtful accounts of $2.3 million (A$2.5 million) and $1.4 million (A$2.0 million) as of 31 March 2010 and 31 March 2009, respectively	5	**155.0**	111.4	**169.2**	162.1
Inventories	6	**149.1**	128.9	**162.8**	187.6
Prepaid expenses and other current assets		**25.6**	20.4	**28.0**	29.7
Insurance receivable – Asbestos	11	**16.7**	12.6	**18.2**	18.3
Workers' compensation – Asbestos	11	**0.1**	0.6	**0.1**	0.9
Deferred income taxes	14	**24.0**	25.5	**26.2**	37.1
Deferred income taxes – Asbestos	11	**16.4**	12.3	**17.9**	17.9
Total current assets		**464.5**	452.7	**507.2**	658.8
Restricted cash and cash equivalents	4	**4.7**	5.0	**5.1**	7.3
Property, plant and equipment, net	7	**710.6**	700.8	**775.9**	1,019.8
Insurance receivable – Asbestos	11	**185.1**	149.0	**202.1**	216.9
Workers' compensation – Asbestos	11	**98.8**	73.8	**107.9**	107.4
Deferred income taxes	14	**3.2**	2.1	**3.5**	3.1
Deferred income taxes – Asbestos	11	**420.0**	333.2	**458.6**	484.8
Deposit with Australian Taxation Office	14	**247.2**	173.5	**269.9**	252.5
Other assets		**44.7**	1.6	**48.8**	2.3
Total assets		**$ 2,178.8**	$ 1,891.7	**A$ 2,379.0**	A$ 2,752.9

LIABILITIES AND SHAREHOLDERS' DEFICIT

	Notes	2010	2009	2010	2009
Current liabilities:					
Accounts payable and accrued liabilities	8	**$ 100.9**	$ 89.1	**A$ 110.2**	A$ 129.7
Short-term debt	9	**–**	93.3	**–**	135.8
Current portion of long-term debt		**95.0**	–	**103.7**	–
Accrued payroll and employee benefits		**42.1**	35.5	**46.0**	51.7
Accrued product warranties	10	**6.7**	7.4	**7.3**	10.8
Income taxes payable	14	**34.9**	1.4	**38.1**	2.0
Asbestos liability	11	**106.7**	78.2	**116.5**	113.8
Workers' compensation – Asbestos	11	**0.1**	0.6	**0.1**	0.9
Other liabilities		**27.7**	9.5	**30.2**	13.8
Total current liabilities		**414.1**	315.0	**452.1**	458.5
Long-term debt	9	**59.0**	230.7	**64.4**	335.7
Deferred income taxes	14	**113.5**	93.8	**123.9**	136.5
Accrued product warranties	10	**18.2**	17.5	**19.9**	25.5
Asbestos liability	11	**1,512.5**	1,206.3	**1,651.5**	1,755.4
Workers' compensation – Asbestos	11	**98.8**	73.8	**107.9**	107.4
Other liabilities		**80.6**	63.3	**88.0**	92.1
Total liabilities		**$ 2,296.7**	$ 2,000.4	**A$ 2,507.7**	A$ 2,911.1
Commitments and contingencies	13				
Shareholders' deficit:					
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 434,524,879 shares issued at 31 March 2010 and 432,263,720 shares issued at 31 March 2009		**221.1**	219.2		
Additional paid-in capital		**39.5**	22.7		
Accumulated deficit		**(437.7)**	(352.8)		
Accumulated other comprehensive income	18	**59.2**	2.2		
Total shareholders' deficit		**(117.9)**	(108.7)		
Total liabilities and shareholders' deficit		**$ 2,178.8**	$ 1,891.7		

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

(US$)

(Millions of US dollars, except per share data)	Notes	Years Ended 31 March **2010**	2009	2008
Net sales	17	**$ 1,124.6**	$ 1,202.6	$ 1,468.8
Cost of goods sold		**(708.5)**	(813.8)	(938.8)
Gross profit		**416.1**	388.8	530.0
Selling, general and administrative expenses		**(185.8)**	(208.8)	(228.2)
Research and development expenses		**(27.1)**	(23.8)	(27.3)
Impairment charges	7	**–**	–	(71.0)
Asbestos adjustments	11	**(224.2)**	17.4	(240.1)
Operating (loss) income		**(21.0)**	173.6	(36.6)
Interest expense		**(7.7)**	(11.2)	(11.1)
Interest income		**3.7**	8.2	12.2
Other income (expense)	11,12	**6.3**	(14.8)	–
(Loss) income before income taxes	17	**(18.7)**	155.8	(35.5)
Income tax expense	14	**(66.2)**	(19.5)	(36.1)
Net (loss) income		**$ (84.9)**	$ 136.3	$ (71.6)
Net (loss) income per share – basic		**$ (0.20)**	$ 0.32	$ (0.16)
Net (loss) income per share – diluted		**$ (0.20)**	$ 0.31	$ (0.16)
Weighted average common shares outstanding (Millions):				
Basic	2	**433.1**	432.3	455.0
Diluted	2	**433.1**	434.5	455.0

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

(A$) UNAUDITED

(Millions of Australian dollars, except per share data)	Years Ended 31 March 2010	2009	2008
Net sales	**A$ 1,321.3**	A$ 1,515.3	A$ 1,689.6
Cost of goods sold	**(832.4)**	(1,025.4)	(1,079.9)
Gross profit	**488.9**	489.9	609.7
Selling, general and administrative expenses	**(218.3)**	(263.1)	(262.5)
Research and development expenses	**(31.8)**	(30.0)	(31.4)
Impairment charges	**–**	–	(81.7)
Asbestos adjustments	**(263.4)**	21.9	(276.2)
Operating (loss) income	**(24.6)**	218.7	(42.1)
Interest expense	**(9.0)**	(14.1)	(12.8)
Interest income	**4.3**	10.3	14.0
Other income (expense)	**7.4**	(18.6)	–
(Loss) income before income taxes	**(21.9)**	196.3	(40.9)
Income tax expense	**(77.8)**	(24.6)	(41.5)
Net (loss) income	**A$ (99.7)**	171.7	A$ (82.4)
Net (loss) income per share – basic	**A$ (0.23)**	A$ 0.40	A$ (0.18)
Net (loss) income per share – diluted	**A$ (0.23)**	A$ 0.40	A$ (0.18)
Weighted average common shares outstanding (Millions):			
Basic	**433.1**	432.3	455.0
Diluted	**433.1**	434.5	455.0

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

(US$)

(Millions of US dollars, except per share data)	Years Ended 31 March 2010	2009	2008
Cash flows from operating activities			
Net income (loss)	**$ (84.9)**	$ 136.3	$ (71.6)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortisation	**61.7**	56.4	56.5
Deferred income taxes	**19.2**	(58.2)	(54.0)
Pension cost	**0.1**	0.7	1.0
Stock-based compensation	**7.7**	7.2	7.7
Asbestos adjustments	**224.2**	(17.4)	240.1
Tax benefit from stock options exercised	**(0.9)**	–	–
Other-than-temporary impairment on investments	**–**	14.8	–
Impairment charges	**–**	–	71.0
Other	**–**	–	(3.4)
Changes in operating assets and liabilities:			
Restricted cash and cash equivalents	**14.9**	69.0	44.7
Restricted short-term investments	**54.4**	–	–
Payment to the AICF	**–**	(110.0)	–
Accounts and other receivable	**(30.1)**	6.6	39.6
Inventories	**(12.2)**	40.3	(26.6)
Prepaid expenses and other assets	**(48.1)**	5.7	4.9
Insurance receivable – Asbestos	**14.4**	16.5	16.7
Accounts payable and accrued liabilities	**35.4**	(11.4)	2.6
Asbestos liability	**(91.0)**	(91.1)	(67.0)
Deposit with Australian Taxation Office	**(29.3)**	(9.9)	(9.7)
ATO settlement payment	**–**	(101.6)	–
Other accrued liabilities	**47.6**	0.9	66.8
Net cash provided by (used in) operating activities	**$ 183.1**	$ (45.2)	$ 319.3
Cash flows from investing activities			
Purchases of property, plant and equipment	**$ (50.5)**	$ (26.1)	$ (38.5)
Net cash used in investing activities	**$ (50.5)**	$ (26.1)	$ (38.5)
Cash flows from financing activities			
Proceeds from short-term borrowings	**$ –**	$ 128.8	$ 7.0
Repayments of short-term borrowings	**(93.3)**	(125.5)	–
Proceeds from long-term borrowings	**274.0**	431.6	69.5
Repayments of long-term borrowings	**(350.7)**	(375.4)	–
Proceeds from issuance of shares	**10.1**	0.1	3.3
Tax benefit from stock options exercised	**0.9**	–	–
Treasury stock purchased	**–**	–	(208.0)
Dividends paid	**–**	(34.6)	(126.2)
Net cash (used in) provided by financing activities	**$ (159.0)**	$ 25.0	$ (254.4)
Effects of exchange rate changes on cash	**$ 3.2**	$ 53.3	$ (25.1)
Net (decrease) increase in cash and cash equivalents	**(23.2)**	7.0	1.3
Cash and cash equivalents at beginning of period	**42.4**	35.4	34.1
Cash and cash equivalents at end of period	**$ 19.2**	$ 42.4	$ 35.4
Components of cash and cash equivalents			
Cash at bank and on hand	**$ 13.1**	$ 8.9	$ 21.6
Short-term deposits	**6.1**	33.5	13.8
Cash and cash equivalents at end of period	**$ 19.2**	$ 42.4	$ 35.4
Supplemental disclosure of cash flow activities			
Cash paid during the year for interest, net of amounts capitalised	**$ 7.4**	$ 7.8	$ 12.8
Cash paid during the year for income taxes, net	**$ 48.5**	$ 23.2	$ 70.4

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

(A$) UNAUDITED

(Millions of Australian dollars, except per share data)	Years Ended 31 March 2010	2009	2008
Cash flows from operating activities			
Net (loss) income	**A$ (99.7)**	A$ 171.7	A$ (82.4)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Depreciation and amortisation	**72.5**	71.1	65.0
Deferred income taxes	**22.6**	(73.3)	(62.1)
Pension cost	**0.1**	0.9	1.2
Stock-based compensation	**9.0**	9.1	8.9
Asbestos adjustments	**263.4**	(21.9)	276.2
Tax benefit from stock options exercised	**(1.1)**	–	–
Other-than-temporary impairment on investments	**–**	18.6	–
Impairment charges	**–**	–	81.7
Other	**–**	–	(3.9)
Changes in operating assets and liabilities:			
Restricted cash and cash equivalents	**17.5**	86.9	51.4
Restricted short-term investments	**63.9**	–	–
Payment to the AICF	**–**	(138.6)	–
Accounts and other receivable	**(35.4)**	8.3	45.6
Inventories	**(14.3)**	50.8	(30.6)
Prepaid expenses and other assets	**(56.5)**	7.2	5.6
Insurance receivable – Asbestos	**16.9**	20.8	19.2
Accounts payable and accrued liabilities	**41.6**	(14.4)	3.0
Asbestos liability	**(106.9)**	(114.8)	(77.1)
Deposit with Australian Taxation Office	**(34.4)**	(12.5)	(11.2)
ATO settlement payment	**–**	(128.0)	–
Other accrued liabilities	**55.9**	1.1	76.8
Net cash provided by (used in) operating activities	**A$ 215.1**	A$ (57.0)	A$ 367.3
Cash flows from investing activities			
Purchases of property, plant and equipment	**A$ (59.3)**	A$ (32.9)	A$ (44.3)
Net cash used in investing activities	**A$ (59.3)**	A$ (32.9)	A$ (44.3)
Cash flows from financing activities			
Proceeds from short-term borrowings	**A$ –**	A$ 162.3	A$ 8.1
Repayments of short-term borrowings	**(109.6)**	(158.1)	–
Proceeds from long-term borrowings	**321.9**	543.8	79.9
Repayments of long-term borrowings	**(412.0)**	(473.0)	–
Proceeds from issuance of shares	**11.9**	0.1	3.8
Tax benefit from stock options exercised	**1.1**	–	–
Treasury stock purchased	**–**	–	(239.3)
Dividends paid	**–**	(43.6)	(145.2)
Net cash (used in) provided by financing activities	**A$ (186.7)**	A$ 31.5	A$ (292.7)
Effects of exchange rate changes on cash	**(9.8)**	81.5	(34.0)
Net (decrease) increase in cash and cash equivalents	**(40.7)**	23.1	(3.7)
Cash and cash equivalents at beginning of period	**61.7**	38.6	42.3
Cash and cash equivalents at end of period	**A$ 21.0**	A$ 61.7	A$ 38.6
Components of cash and cash equivalents			
Cash at bank and on hand	**A$ 14.3**	A$ 13.0	A$ 23.6
Short-term deposits	**6.7**	48.7	15.0
Cash and cash equivalents at end of period	**A$ 21.0**	A$ 61.7	A$ 38.6
Supplemental disclosure of cash flow activities			
Cash paid during the year for interest, net of amounts capitalised	**A$ 8.5**	A$ 9.8	A$ 14.7
Cash paid during the year for income taxes, net	**A$ 57.0**	A$ 29.2	A$ 81.0

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total
Balances as of 31 March 2007	**$ 251.8**	**$ 180.2**	**$ (178.7)**	**$ –**	**$ 5.4**	**$ 258.7**
Comprehensive loss:						
Net loss	–	–	(71.6)	–	–	(71.6)
Pension and post-retirement benefit adjustments	–	–	–	–	0.6	0.6
Unrealised loss on investments	–	–	–	–	(4.4)	(4.4)
Foreign currency translation gain	–	–	–	–	15.3	15.3
Other comprehensive income	–	–	–	–	11.5	11.5
Total comprehensive loss						(60.1)
Adoption of uncertainty in income taxes	–	–	(78.0)	–	–	(78.0)
Stock-based compensation	–	7.7	–	–	–	7.7
Stock options exercised	0.5	2.8	–	–	–	3.3
Dividends paid	–	–	(126.2)	–	–	(126.2)
Treasury stock purchased	–	–	–	(208.0)	–	(208.0)
Treasury stock retired	(32.6)	(171.4)	–	204.0	–	–
Balances as of 31 March 2008	**$ 219.7**	**$ 19.3**	**$ (454.5)**	**$ (4.0)**	**$ 16.9**	**$ (202.6)**
Comprehensive income:						
Net income	–	–	136.3	–	–	136.3
Pension and post-retirement benefit adjustments	–	–	–	–	0.7	0.7
Unrealised gain on investments	–	–	–	–	4.4	4.4
Foreign currency translation loss	–	–	–	–	(19.8)	(19.8)
Other comprehensive loss	–	–	–	–	(14.7)	(14.7)
Total comprehensive income						121.6
Stock-based compensation	–	7.2	–	–	–	7.2
Tax benefit from stock options exercised	–	(0.4)	–	–	–	(0.4)
Stock options exercised	–	0.1	–	–	–	0.1
Dividends paid	–	–	(34.6)	–	–	(34.6)
Treasury stock retired	(0.5)	(3.5)	–	4.0	–	–
Balances as of 31 March 2009	**$ 219.2**	**$ 22.7**	**$ (352.8)**	**$ –**	**$ 2.2**	**$ (108.7)**
Comprehensive income:						
Net loss	–	–	(84.9)	–	–	(84.9)
Pension and post-retirement benefit adjustments	–	–	–	–	(0.2)	(0.2)
Unrealised gain on investments	–	–	–	–	1.2	1.2
Foreign currency translation gain	–	–	–	–	56.0	56.0
Other comprehensive income	–	–	–	–	57.0	57.0
Total comprehensive loss						(27.9)
Stock-based compensation	–	7.7	–	–	–	7.7
Tax benefit from stock options exercised	–	0.9	–	–	–	0.9
Stock options exercised	1.9	8.2	–	–	–	10.1
Balances as of 31 March 2010	**$ 221.1**	**$ 39.5**	**$ (437.7)**	**$ –**	**$ 59.2**	**$ (117.9)**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

1. BACKGROUND AND BASIS OF PRESENTATION

Nature of Operations

The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Background

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), then a public company organised under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controlled the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

On 21 August 2009, JHI NV shareholders approved a plan ("Proposal") to transform the Company into a Societas Europaea ("SE") (Stage 1 of the Proposal) and, subsequently, change its domicile from The Netherlands to the Republic of Ireland (Stage 2 of the Proposal). On 19 February 2010, the Company completed Stage 1 of the Proposal and was transformed from a Dutch "NV" company to a Dutch "SE" Company and now operates under the name of James Hardie Industries Societas Europaea ("JHI SE").

Previously deconsolidated entities have been consolidated beginning 31 March 2007 as part of the process of accounting for certain asbestos liabilities. Upon shareholder approval of the Amended and Restated Final Funding Agreement on 7 February 2007 (the "Amended FFA"), the Asbestos Injuries Compensation Fund (the "AICF") was deemed a special purpose entity and, as such, it was consolidated with the results for JHI SE. See Note 2 and Note 11 for additional information.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI SE and its wholly-owned subsidiaries and special purpose entity, collectively referred to as either the "Company" or "James Hardie" and "JHI SE", together with its subsidiaries as of the time relevant to the applicable reference, the "James Hardie Group," unless the context indicates otherwise.

The consolidated balance sheets, statements of operations and statements of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company's shareholder base is Australian. These A$ convenience translations are not prepared in accordance with US GAAP and have not been audited. The exchange rates used to calculate the convenience translations are as follows:

		31 March	
(US$1 = A$)	**2010**	2009	2008
Assets and liabilities	**1.0919**	1.4552	1.0903
Statements of operations	**1.1749**	1.2600	1.1503
Cash flows – beginning cash	**1.4552**	1.0903	1.2395
Cash flows – ending cash	**1.0919**	1.4552	1.0903
Cash flows – current period movements	**1.1749**	1.2600	1.1503

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders' deficit.

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US dollar is used as the reporting currency. All subsidiaries and special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders' equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents relate to amounts subject to letters of credit with insurance companies which restrict the cash from use for general corporate purposes.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analysing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are written down, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

	Years
Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software, and software development	3 to 7
Office furniture and equipment	3 to 10

The costs of additions and improvements are capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset's estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of operations.

The Company accrues for all asset retirement obligations in the period in which the liability is incurred. The initial measurement of an asset retirement obligation is based upon the present value of estimated cost and a related long-lived asset retirement cost is capitalised as part of the asset's carrying value and allocated to expense over the asset's useful life.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Environmental Remediation Expenditures
Environmental remediation expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

Revenue Recognition
The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Depreciation and Amortisation
The Company records depreciation and amortisation under both cost of goods sold and selling, general and administrative expenses, depending on the asset's business use. All depreciation and amortisation related to plant building, machinery and equipment is recorded in cost of goods sold.

Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$9.1 million, US$9.9 million and US$11.9 million during the years ended 31 March 2010, 2009 and 2008, respectively.

Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.

Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised. Interest and penalties related to uncertain tax positions are recognised in income tax expense.

Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Stock-based Compensation
The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$9.3 million, US$7.2 million and US$7.7 million for the years ended 31 March 2010, 2009 and 2008, respectively. Included in stock-based compensation expense for the year ended 31 March 2010 is an expense of US$1.6 million related to liability-classified awards.

Earnings Per Share

The Company discloses basic and diluted earnings per share ("EPS"). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net (loss) income per share are as follows:

	Years Ended 31 March		
(Millions of shares)	**2010**	2009	2008
Basic common shares outstanding	**433.1**	432.3	455.0
Dilutive effect of stock awards	–	2.2	–
Diluted common shares outstanding	**433.1**	434.5	455.0

(US dollars)	**2010**	2009	2008
Net (loss) income per share – basic	**$ (0.20)**	$ 0.32	$ (0.16)
Net (loss) income per share – diluted	**$ (0.20)**	$ 0.31	$ (0.16)

Potential common shares of 13.7 million, 19.0 million and 10.4 million for the years ended 31 March 2010, 2009 and 2008, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, restricted stock units ("RSUs") which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

Asbestos

At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement ("Original FFA") entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.

In February 2007, the shareholders approved the Amended FFA entered into on 21 November 2006 to provide long-term funding to the Asbestos Injuries Compensation Fund ("AICF"), a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd ("Amaca"), Amaba Pty Ltd ("Amaba") and ABN 60 Pty Limited ("ABN 60") (collectively, the "Former James Hardie Companies")) are found liable.

Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the Amended FFA in February 2007, shares in the Former James Hardie Companies were transferred to the AICF. The AICF manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.

AICF

In February 2007, the shareholders approved a proposal pursuant to which the Company provides long-term funding to the AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the "Performing Subsidiary") that funds the AICF subject to the provisions of the Amended FFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.

Under the terms of the Amended FFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis, depending on the Company's net operating cash flow. The amounts of these annual payments are dependent on several factors, including the Company's free cash flow (as defined in the Amended FFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. JHI SE guarantees the Performing Subsidiary's obligation. As a result, the Company considers it to be the primary beneficiary of the AICF.

The Company's interest in the AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in the AICF, the Company consolidates the AICF due to its pecuniary and contractual interests in the AICF as a result of the funding arrangements outlined in the Amended FFA. The Company's consolidation of the AICF resulted in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in "Deferred Income Taxes" below, the Performing Subsidiary is able to claim a tax deduction for contributions to the asbestos fund. For the year ended 31 March 2007, the Company classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on its consolidated statements of operations.

For the year ended 31 March 2010, the Company did not provide financial or other support to the AICF that it was not previously contractually required to provide. Future funding for the AICF continues to be linked under the terms of the Amended FFA to the Company's long-term financial success, specifically the Company's ability to generate net operating cash flow.

The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions to the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.

See Asbestos-Related Assets and Liabilities below and Note 11 – Asbestos for further details on the related assets and liabilities recorded in the Company's consolidated balance sheet under the terms of the Amended FFA.

Asbestos-Related Assets and Liabilities

The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are referred to by the Company as Asbestos-Related Assets and Liabilities and include:

Asbestos Liability

The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on their assumptions, they arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company's financial statements, which under US GAAP, it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

Insurance Receivable

There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.

Included in insurance receivable is US$12.5 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company's assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

Workers' Compensation
Workers' compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers' compensation schemes (collectively "workers' compensation schemes or policies"). An estimate of the liability related to workers' compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers' compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

The portion of the estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.

The portion of the estimate that is expected to be met by the workers' compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers' compensation liability. Since these amounts are expected to be paid by the workers' compensation schemes or policies, the Company records an equivalent workers' compensation receivable.

Adjustments to the workers' compensation liability result in an equal adjustment in the workers' compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.

Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in "Other Liabilities" on the consolidated balance sheets.

Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF. The Company classifies these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid.

Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income. Realised gains and losses on short-term investments are recognised in Other Income on the consolidated statement of operations.

AICF – Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.

Deferred Income Taxes
The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the Amended FFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.

Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company's consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.

Recent Accounting Pronouncements
In March 2008, the FASB issued authoritative guidance that changed the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The adoption of this authoritative guidance did not result in a material impact to the Company's consolidated financial position, results of operations or cash flows.

In June 2008, the FASB issued authoritative guidance that clarified that share-based payment awards that entitle their holders to receive non-forfeitable dividends before vesting should be considered participating securities. As participating securities, these instruments should be included in the calculation of basic earnings per share. This authoritative guidance is effective for financial statements issued for fiscal years beginning after 15 December 2008, as well as interim periods in those years. The adoption did not result in a material impact to the Company's consolidated financial position, results of operations or cash flows.

In April 2009, the FASB expanded disclosure requirements for interim reporting periods to include disclosures about the fair value of financial instruments held by the Company. The Company adopted this statement effective for its first quarter of fiscal 2010, which has resulted in the disclosure of fair values attributable to debt instruments included in Note 12.

Effective for the Company's second quarter of fiscal 2010, the Company adopted the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles which only affected the specific references to US GAAP literature in the notes to the consolidated financial statements. There was no impact on the Company's results of operations, financial condition or liquidity.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Cash and cash equivalents consist of the following components:

	31 March	
(Millions of US dollars)	**2010**	2009
Cash at bank and on hand	**$ 13.1**	$ 8.9
Short-term deposits	**6.1**	33.5
Total cash and cash equivalents	**$ 19.2**	$ 42.4

4. RESTRICTED CASH AND CASH EQUIVALENTS

Included in restricted cash and cash equivalents is US$5.3 million related to an insurance policy as of 31 March 2010 and 2009, respectively.

5. ACCOUNTS AND OTHER RECEIVABLES

Accounts and notes receivable consist of the following components:

	31 March	
(Millions of US dollars)	**2010**	2009
Trade receivables	**$ 122.8**	$ 96.6
Other receivables and advances	**34.5**	16.2
Allowance for doubtful accounts	**(2.3)**	(1.4)
Total accounts and other receivables	**$ 155.0**	$ 111.4

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issue.

The following are changes in the allowance for doubtful accounts:

	31 March	
(Millions of US dollars)	**2010**	2009
Balance at beginning of period	**$ 1.4**	$ 2.0
Charged to expense	**0.9**	0.4
Costs and deductions	**–**	(1.0)
Balance at end of period	**$ 2.3**	$ 1.4

6. INVENTORIES

Inventories consist of the following components:

	31 March	
(Millions of US dollars)	**2010**	2009
Finished goods	**$ 99.8**	$ 82.5
Work-in-process	**4.8**	4.7
Raw materials and supplies	**52.0**	48.9
Provision for obsolete finished goods and raw materials	**(7.5)**	(7.2)
Total inventories	**$ 149.1**	$ 128.9

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following components:

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Construction in Progress[1]	**Total**
Balance at 31 March 2008:					
Cost	$ 17.2	$ 208.9	$ 840.5	$ 82.4	$ 1,149.0
Accumulated depreciation	–	(52.0)	(340.6)	–	(392.6)
Net book value	17.2	156.9	499.9	82.4	**756.4**
Changes in net book value:					
Capital expenditures	0.8	3.4	52.7	(30.8)	26.1
Depreciation	–	(9.4)	(47.0)	–	(56.4)
Other movements	–	–	(0.2)	–	(0.2)
Foreign currency translation adjustments	–	–	(25.1)	–	(25.1)
Total changes	0.8	(6.0)	(19.6)	(30.8)	**(55.6)**
Balance at 31 March 2009:					
Cost	18.0	212.3	867.9	51.6	1,149.8
Accumulated depreciation	–	(61.4)	(387.6)	–	(449.0)
Net book value	$ 18.0	$ 150.9	$ 480.3	$ 51.6	**$ 700.8**
Changes in net book value:					
Capital expenditures	0.1	3.6	30.0	16.8	50.5
Depreciation	–	(9.7)	(52.0)	–	(61.7)
Other movements	–	–	20.7	(20.7)	–
Foreign currency translation adjustments	–	–	21.0	–	21.0
Total changes	0.1	(6.1)	19.7	(3.9)	**9.8**
Balance at 31 March 2010:					
Cost	18.1	215.9	939.6	47.7	1,221.3
Accumulated depreciation	–	(71.1)	(439.6)	–	(510.7)
Net book value	$ 18.1	$ 144.8	$ 500.0	$ 47.7	**$ 710.6**

[1] Construction in progress consists of plant expansions and upgrades.

Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$0.2 million, US$0.1 million and US$0.6 million for the years ended 31 March 2010, 2009 and 2008, respectively. Depreciation expense was US$61.7 million, US$56.4 million and US$56.5 million for the years ended 31 March 2010, 2009 and 2008, respectively.

Included in property, plant and equipment are restricted assets of the AICF with a net book value of US$2.3 million and US$0.8 million as of 31 March 2010 and 2009, respectively.

Asset Impairments

The Company recorded an asset impairment charge of US$32.4 million in the year ended 31 March 2008 in its USA and Europe Fibre Cement segment related to the suspension of production at its Blandon, Pennsylvania plant in the United States. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.

The Company recorded an asset impairment charge of US$25.4 million in the year ended 31 March 2008 in its USA and Europe Fibre Cement segment, related to the closure of its Plant City, Florida Hardie Pipe plant. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.

The Company recorded an asset impairment charge of US$13.2 million in the year ended 31 March 2008 related to buildings and machinery utilised to produce materials for the Company's products. This asset impairment was recorded in its USA and Europe Fibre Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following components:

	31 March	
(Millions of US dollars)	**2010**	2009
Trade creditors	**$ 71.3**	$ 44.4
Other creditors and accruals	**29.6**	44.7
Total accounts payable and accrued liabilities	**$ 100.9**	$ 89.1

9. SHORT AND LONG-TERM DEBT

Debt consists of the following components:

	31 March	
(Millions of US dollars)	**2010**	2009
Short-term debt	**$ –**	$ 93.3
Current portion of long-term debt	**95.0**	–
Long-term debt	**59.0**	230.7
Total debt	**$ 154.0**	$ 324.0

The weighted average interest rate on the Company's total debt was 0.92% and 1.48% at 31 March 2010 and 2009, respectively.

At 31 March 2010, the Company's credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)			
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	0.86%	$ 161.7	$ 95.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	–	45.0	–
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	–	130.0	–
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.01%	90.0	59.0
Total		**$ 426.7**	**$ 154.0**

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate ("LIBOR") plus the margins of individual lenders and is payable at the end of each draw-down period. At 31 March 2010, there was US$154.0 million drawn under the combined facilities and US$272.7 million was unutilised and available.

In December 2009, the Company refinanced US$130.0 million in facilities, which previously had maturity dates on or prior to June 2010. The maturity date of these new facilities is in December 2012. At 31 March 2010, the Company held US$161.7 million of term facilities that will mature in June 2010. The weighted average term of all debt facilities is 2.6 years at 31 March 2010.

At 31 March 2010, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes "net worth" means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not accounted for as subsidiaries of the Company, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the Amended FFA) in any given Financial Year is contributed to the AICF on the payment dates under the Amended FFA in the next following Financial Year. The limit does not apply to payments of interest to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the Amended FFA.

10. PRODUCT WARRANTIES

James Hardie has offered and continues to offer various warranties on its products. In April 2009, the company replaced its 50-year limited pro-rated warranty with a 30-year limited non-pro-rated warranty for certain fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on a trend analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company's warranty provisions is adjusted as necessary. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.

Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the "Settlement Agreement") related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$1.2 million and US$1.9 million as of 31 March 2010 and 2009, respectively.

The following are the changes in the product warranty provision:

	Years Ended 31 March		
(Millions of US dollars)	**2010**	2009	2008
Balance at beginning of period	**$ 24.9**	$ 17.7	$ 15.2
Accruals for product warranties	**8.1**	14.6	10.2
Settlements made in cash or in kind	**(8.4)**	(7.1)	(7.9)
Foreign currency translation adjustments	**0.3**	(0.3)	0.2
Balance at end of period	**$ 24.9**	$ 24.9	$ 17.7

11. ASBESTOS

The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilised by the Company to account for the Amended FFA are described in Note 2, Summary of Significant Accounting Policies.

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations comprise the following:

(Millions of US dollars)	Years Ended 31 March **2010**	2009	2008
Change in estimates:			
Change in actuarial estimate – asbestos liability	**$ (3.8)**	$ (180.9)	$ (175.0)
Change in actuarial estimate – insurance receivable	**1.9**	19.8	27.4
Change in estimate – AICF claims-handling costs	**(1.4)**	(1.2)	(6.5)
Change in estimate – other	**–**	–	1.2
Subtotal – Change in estimates	**(3.3)**	(162.3)	(152.9)
(Loss) gain on foreign currency exchange	**(220.9)**	179.7	(87.2)
Total Asbestos Adjustments	**$ (224.2)**	$ 17.4	$ (240.1)

Asbestos-Related Assets and Liabilities

Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the "Net Amended FFA Liability".

(Millions of US dollars)	31 March **2010**	2009
Asbestos liability – current	**$ (106.7)**	$ (78.2)
Asbestos liability – non-current	**(1,512.5)**	(1,206.3)
Asbestos liability – Total	**(1,619.2)**	(1,284.5)
Insurance receivable – current	**16.7**	12.6
Insurance receivable – non-current	**185.1**	149.0
Insurance receivable – Total	**201.8**	161.6
Workers' compensation asset – current	**0.1**	0.6
Workers' compensation asset – non-current	**98.8**	73.8
Workers' compensation liability – current	**(0.1)**	(0.6)
Workers' compensation liability – non-current	**(98.8)**	(73.8)
Workers' compensation – Total	**–**	–
Deferred income taxes – current	**16.4**	12.3
Deferred income taxes – non-current	**420.0**	333.2
Deferred income taxes – Total	**436.4**	345.5
Income tax payable	**16.5**	22.8
Other net liabilities	**(1.7)**	(2.0)
Net Amended FFA liability	**(966.2)**	(756.6)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	**57.8**	98.3
Unfunded Net Amended FFA liability	**$ (908.4)**	$ (658.3)

Asbestos Liability

The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2010.

The changes in the asbestos liability for the year ended 31 March 2010 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Asbestos liability – 31 March 2009	(1,869.2)	1.4552	(1,284.5)
Asbestos claims paid[1]	103.2	1.1749	87.8
AICF claims-handling costs incurred[1]	3.6	1.1749	3.1
Change in actuarial estimate[2]	(4.1)	1.0919	(3.8)
Change in estimate of AICF claims-handling costs[2]	(1.5)	1.0919	(1.4)
Loss on foreign currency exchange			(420.4)
Asbestos liability – 31 March 2010	**(1,768.0)**	**1.0919**	**(1,619.2)**

Insurance Receivable – Asbestos

The changes in the insurance receivable for the year ended 31 March 2010 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Insurance receivable – 31 March 2009	235.2	1.4552	161.6
Insurance recoveries[1]	(16.9)	1.1749	(14.4)
Change in actuarial estimate[2]	2.0	1.0919	1.8
Gain on foreign currency exchange			52.8
Insurance receivable – 31 March 2010	**220.3**	**1.0919**	**201.8**

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes – asbestos for the year ended 31 March 2010 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Deferred tax assets – 31 March 2009	502.7	1.4552	345.5
Amounts offset against income tax payable[1]	(17.9)	1.1749	(15.3)
Impact of other asbestos adjustments[1]	(8.3)	1.1749	(7.0)
Gain on foreign currency exchange			113.2
Deferred tax assets – 31 March 2010	**476.5**	**1.0919**	**436.4**

[1] The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2] The spot exchange rate at 31 March 2010 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company's income tax payable. At 31 March 2010 and 2009, this amount was US$15.3 million and US$8.8 million, respectively. During the year ended 31 March 2010, there was a US$6.6 million favourable effect of foreign currency exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.6 million and US$2.2 million at 31 March 2010 and 2009, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals.

These other assets and liabilities of the AICF were a net asset of US$0.9 million and US$0.2 million at 31 March 2010 and 2009, respectively. During the year ended 31 March 2010, there was a US$0.6 million unfavourable effect of foreign currency exchange on the other net liabilities.

Restricted Cash and Short-term Investments of the AICF

Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended 31 March 2010, the AICF sold US$61.1 million (A$71.8 million) of its short-term investments. The sale of investments for the year ended 31 March 2010 resulted in the Company recording a realised gain of US$6.7 million (A$7.9 million) in the line item Other Income.

At 31 March 2010, the Company revalued the AICF's remaining short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$1.2 million (A$1.4 million). This appreciation in the value of the investments was recorded as an unrealised gain in Other Comprehensive Income.

The changes in the restricted cash and short-term investments of the AICF for the year ended 31 March 2010 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Restricted cash and cash equivalents and restricted short-term investments – 31 March 2009	143.1	1.4552	98.3
Asbestos claims paid[1]	(103.2)	1.1749	(87.8)
AICF operating costs paid – claims-handling[1]	(3.6)	1.1749	(3.1)
AICF operating costs paid – non claims-handling[1]	(2.5)	1.1749	(2.1)
Insurance recoveries[1]	16.9	1.1749	14.4
Interest and investment income[1]	3.9	1.1749	3.3
Unrealised gain on investments[1]	1.4	1.1749	1.2
Gain on investments[1]	7.9	1.1749	6.7
Other[1]	(0.8)	1.1749	(0.7)
Gain on foreign currency exchange			27.6
Restricted cash and cash equivalents and restricted short-term investments – 31 March 2010	**63.1**	**1.0919**	**57.8**

[1] The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

Actuarial Study; Claims Estimate

The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2010. Based on KPMG Actuaries' assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company's financial statements, which under US GAAP, it considers the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.5 billion (US$1.4 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$2.9 billion (US$2.7 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of 31 March 2010 and to adjust for payments made to claimants during the year then ended.

In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2010, KPMG Actuaries' undiscounted central estimate of asbestos-related liabilities was A$2.9 billion (US$2.7 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$434.9 million (US$398.3 million) after making a general credit risk allowance for insurance carriers for A$61.5 million (US$56.3 million) and an allowance for A$77.7 million (US$71.2 million) of "by claim" or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion (US$0.9 billion) to A$2.4 billion (US$2.2 billion). The undiscounted, but inflated, estimates could be in a range of A$1.8 billion (US$1.6 billion) to A$5.1 billion (US$4.7 billion), as of 31 March 2010. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made. One of the critical assumptions is the estimated peak year of mesothelioma disease claims which is targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other sensitivities. If the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 50%.

Claims Data

The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March				
	2010	2009	2008	2007	2006[1]
Number of open claims at beginning of period	**534**	523	490	564	712
Number of new claims	**535**	607	552	463	346
Number of closed claims	**540**	596	519	537	502
Number of open claims at end of period	**529**	534	523	490	556
Average settlement amount per settled claim	**A$ 190,627**	A$ 190,638	A$ 147,349	A$ 166,164	A$ 151,883
Average settlement amount per case closed	**A$ 171,917**	A$ 168,248	A$ 126,340	A$ 128,723	A$ 122,535
Average settlement amount per settled claim	**US$ 162,250**	US$ 151,300	US$ 128,096	US$ 127,163	US$ 114,318
Average settlement amount per case closed	**US$ 146,325**	US$ 133,530	US$ 109,832	US$ 98,510	US$ 92,229

[1] Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 were not available at the time the Company's financial statements were prepared.

Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the "Approved Actuary"). The Company's future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.

12. FAIR VALUE MEASUREMENTS

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2 Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3 Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

The Company's financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

Restricted short-term investments – Restricted short-term investments are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices. Changes in fair value are recorded, net of tax, as other comprehensive income and included as a component in shareholders' deficit. Restricted short-term investments are held and managed by the AICF and are reported at their fair value. At 31 March 2009, the Company determined that these investments were other-than-temporarily impaired due to the current economic environment, the length of time the fair value of the assets were less than cost and the extent of the discount of the fair value compared to the cost of the assets. The Company recorded an unrealised gain on these restricted short-term investments of US$1.2 million for the year ended 31 March 2010. This unrealised gain is included as a separate component of accumulated other comprehensive income.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company's credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change.

Interest Rate Swaps – Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the statement of operations in Other Income. At 31 March 2010, the Company had interest rate swap contracts with a total principal of US$200.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. The purpose of holding these interest rate swap contracts is to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities.

At 31 March 2010 the weighted average fixed interest rate of these contracts is 2.40% and the weighted average remaining life is 3.6 years. These contracts have a fair value of US$2.4 million, which is included in Accounts Payable. For the year ended 31 March 2010, The Company included in Other Income an unrealised loss on interest rate swaps of US$0.4 million. Included in Interest Expense is a realised loss on settlements of interest rate swap contracts of US$2.5 million for the year ended 31 March 2010.

The following table sets forth by level within the fair value hierarchy, the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2010 according to the valuation techniques the Company used to determine their fair values.

	Fair Value at	Fair Value Measurements Using Inputs Considered as		
(Millions of US Dollars)	31 March 2010	Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents	$ 19.2	$ 19.2	$ –	$ –
Restricted cash and cash equivalents	49.8	49.8	–	–
Restricted short-term investments	13.3	13.3	–	–
Total Assets	$ 82.3	$ 82.3	$ –	$ –
Liabilities				
Interest rate swap contracts	2.4	–	2.4	–
Total Liabilities	$ 2.4	$ –	$ 2.4	$ –

13. COMMITMENT AND CONTINGENCIES

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, the ASIC proceedings and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.

ASIC Proceedings

In February 2007, the Australian Securities and Investments Commission ("ASIC") commenced civil proceedings in the Supreme Court of New South Wales (the "Court") against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director's duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.

The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the other former directors and officers of the Company.

The proceedings commenced on 29 September 2008 before his Honour Justice Gzell. On 23 April 2009, Justice Gzell issued judgment against the Company and the ten former officers and directors of the Company. All defendants other than two lodged appeals against Justice Gzell's judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010. A final judgment has not been rendered.

Depending upon the outcome of the appeals and cross-appeals, further or different findings may be made as to the liability of each defendant-appellant, any banning orders, fines payable, and as to the costs of the appeal and the first instance proceedings that the Company may become liable for either in respect of its own appeal or the appeals of other defendants-appellants under indemnities. As with the first instance proceedings, the Company has agreed to pay a portion of the costs of bringing and defending appeals, with the remaining costs being met by third parties. The Company notes that other recoveries may be available, including as a result of successful appeals or repayments by former directors and officers in accordance with the terms of their indemnities.

It is the Company's policy to expense legal costs as incurred. Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company's financial position, liquidity, results of operations and cash flows.

As a result of the above uncertainties, it is not presently possible for the Company to estimate the amount or range of amounts, including costs that it might become liable to pay as a consequence of the appeal proceedings. Accordingly, as of 31 March 2010, the Company has not recorded any related loss reserves.

Chile Litigation

On 24 April 2009, a trial court in Santiago, Chile awarded the then equivalent of US$13.4 million in damages against the former James Hardie Chilean entity now known as Compañía Industrial El Volcán S.A. ("El Volcan") in civil litigation brought by Industria Cementa Limitada ("Cementa") in 2007.

Cementa, a fibre cement manufacturer in Chile, commenced anti-trust proceedings in 2003 against the former James Hardie Chilean entity alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Quimel also joined the proceedings.

As these actions existed prior to James Hardie's sale of its Chilean business in July 2005, the Company had agreed to indemnify the buyer, El Volcan, subject to certain conditions and limitations, for damages or penalties awarded against FC Volcan in relation to such proceedings.

After the anti-trust proceedings concluded in 2006, Cementa, in 2007, brought a separate civil action against FC Volcan claiming that Cementa had suffered damages, allegedly as a result of predatory pricing.

Electrónica Quimel S.A. ("Quimel") also filed a separate civil action against FC Volcan in 2007 claiming that it had suffered damages, allegedly as a result of predatory pricing. On 23 June 2009, the Chilean trial court dismissed the claim filed by Quimel against FC Volcan.

On 30 December 2009, the Company entered into a settlement agreement with El Volcan resolving all outstanding issues between the parties relating to the sale of the former James Hardie Chilean entity to El Volcan in July 2005. Under the settlement agreement, James Hardie will have no further obligation to defend or indemnify El Volcan in the antitrust proceedings commenced by Cementa or Quimel. El Volcan will now be responsible for its own defence of the antitrust proceedings, including payment of any final judgments rendered on appeal. El Volcan will also be required to defend and indemnify James Hardie against any future claims by third parties related to the management or business of the former James Hardie Chilean entity, including any future antitrust allegations. The terms and conditions of the settlement remain confidential. All amounts owed by the Company under the terms of the settlement were paid in full on 31 December 2009. As a result, the amount of the Company's provision in excess of the settlement amount was reversed, resulting in a gain of US$7.6 million included in the consolidated statements of operations for the year ended 31 March 2010.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company's policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company's consolidated financial position, results of operations or cash flows.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2010:

Years ending 31 March:	(Millions of US dollars)
2011	$ 17.4
2012	16.4
2013	15.1
2014	14.1
2015	13.9
Thereafter	37.5
Total	**$ 114.4**

Rental expense amounted to US$13.2 million, US$14.5 million and US$10.2 million for the years ended 31 March 2010, 2009 and 2008, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$0.7 million at 31 March 2010.

14. INCOME TAXES

Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit consists of the following components:

	Years Ended 31 March		
	2010	2009	2008
(Loss) income from operations before income taxes:			
Domestic[1]	**$ 12.8**	$ 24.6	$ 80.1
Foreign	**(31.5)**	131.2	(115.6)
Total (loss) income before income taxes	**$ (18.7)**	$ 155.8	$ (35.5)
Income tax (expense) benefit:			
Current:			
Domestic[1]	**$ 0.6**	$ (0.1)	$ (7.1)
Foreign	**(137.7)**	37.4	(102.1)
Current income tax (expense) benefit	**(137.1)**	37.3	(109.2)
Deferred:			
Domestic[1]	**(0.9)**	(0.1)	(0.2)
Foreign	**71.8**	(56.7)	73.3
Deferred income tax benefit (expense)	**70.9**	(56.8)	73.1
Total income tax expense	**$ (66.2)**	$ (19.5)	$ (36.1)

[1] Since JHI SE is a Dutch parent holding company, domestic represents The Netherlands.

Income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax (expense) benefit is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March		
(Millions of US dollars)	**2010**	2009	2008
Income tax benefit (expense) at statutory tax rates	**$8.3**	$(47.0)	$7.8
US state income taxes, net of the federal benefit	**(3.7)**	(2.9)	(1.9)
Asbestos – effect of foreign exchange	**(66.4)**	51.2	(27.5)
Benefit from Dutch financial risk reserve regime	**3.2**	1.8	7.3
Expenses not deductible	**(3.7)**	(7.8)	(3.2)
Non-assessable items	**2.0**	1.6	2.7
Losses not available for carryforward	**(0.6)**	(4.1)	(1.4)
Change in reserves	**(2.2)**	(13.4)	(18.5)
Taxes on foreign income	**(1.6)**	(2.7)	(2.1)
State amended returns and audit	**(2.2)**	3.0	–
Other permanent items	**0.7**	0.8	0.7
Total income tax (expense) benefit	**$ (66.2)**	$ (19.5)	$ (36.1)
Effective tax rate	**354.0%**	12.5%	101.7%

Deferred tax balances consist of the following components:

	31 March	
(Millions of US dollars)	**2010**	2009
Deferred tax assets:		
Asbestos liability	**$ 436.6**	$ 345.5
Other provisions and accruals	**37.4**	28.5
Net operating loss carryforwards	**9.9**	10.8
Capital loss carryforwards	**30.4**	22.8
Taxes on intellectual property transfer	**–**	3.6
Prepayments	**2.8**	4.2
Foreign currency movements	**–**	6.6
Other	**0.2**	2.1
Total deferred tax assets	**517.3**	424.1
Valuation allowance	**(39.2)**	(31.7)
Total deferred tax assets, net of valuation allowance	**478.1**	392.4
Deferred tax liabilities:		
Property, plant and equipment	**(115.7)**	(105.7)
Accrued interest income	**(12.0)**	(7.5)
Foreign currency movements	**(0.3)**	–
Total deferred tax liabilities	**(128.0)**	(113.2)
Net deferred tax assets	**$ 350.1**	$ 279.2

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian and European capital loss carry-forwards. The valuation allowance increased by US$7.5 million during fiscal year 2010 due to foreign currency movements.

At 31 March 2010, the Company had Australian tax loss carry-forwards of approximately US$3.0 million that will never expire.

At 31 March 2010, the Company had US$101.3 million in Australian capital loss carry-forwards which will never expire. At 31 March 2010, the Company had a 100% valuation allowance against the Australian capital loss carry-forwards.

At 31 March 2010, the Company had European tax loss carry-forwards of approximately US$32.8 million that are available to offset future taxable income, of which US$22.3 million will never expire. Carry-forwards of US$10.5 million will expire in fiscal 2019. At 31 March 2010, the Company had a 100% valuation allowance against the European tax loss carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company's asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realisation of the deferred tax asset will occur over the life of the Amended FFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements' review, the Company believes that it is more likely than not that the Company will realise its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2010. In the future, based on review of the empirical evidence by management at that time, if management determines that realisation of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realisable value.

At 31 March 2010, the undistributed earnings of non-Dutch subsidiaries approximated US$790.4 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.

The Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2010, 2009 and 2008, the Company recorded an income tax expense of US$2.2 million, an income tax benefit of US$3.0 million and nil, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.

The Company or its subsidiaries files income tax returns in various jurisdictions including the United States, The Netherlands, Australia and the Republic of Ireland. The Company is no longer subject to US federal examinations by US Internal Revenue Service ("IRS") for tax years prior to tax year 2007. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2005. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office ("ATO") for tax years prior to tax year 2007.

The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provides, among other things, requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the Internal Revenue Service ("IRS") determines that these changes do not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed for calendar year 2008 and subsequent periods.

The Company believes that it is more likely than not that it is in compliance and should continue qualifying for treaty benefits. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2010 for the treaty benefits.

ATO – 1999 Disputed Amended Assessment

In March 2006, RCI Pty Ltd ("RCI"), a wholly-owned subsidiary of the Company, received an amended assessment from the ATO with respect to RCI's income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges ("GIC") by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.

During fiscal year 2007, RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI's objection to the amended assessment ("Objection Decision"). On 11 July 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009. Judgment was reserved and a decision is awaited.

The Company believes that it is more-likely-than-not that the tax position reported in RCI's tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company has not recorded any liability at 31 March 2010 for the amended assessment.

The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up through 31 March 2010 and related accrued interest receivable as a deposit, and it is the Company's intention to treat any payments to be made at a later date as a deposit. At 31 March 2010 and 2009, this deposit totalled US$247.2 (A$269.9 million) and US$173.5 million (A$252.5 million), respectively.

Included in other non-current liabilities are taxes payable on accrued interest of US$43.0 and US$27.3 at 31 March 2010 and 2009, respectively.

ATO Settlement

As announced on 12 December 2008, the Company and the ATO reached an agreement that finalised tax audits being conducted by the ATO on the Company's Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settled all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concluded ATO audit activities for all years prior to the year ended 31 March 2007.

The agreed settlement, made without concessions or admissions of liability by either the Company or the ATO, required the Company to pay an amount of US$101.6 million (A$153.0 million) in December 2008.

Dutch Exit Tax

In connection with implementing Stage 1 of the Company's proposal to re-domicile its corporate seat from The Netherlands to the Republic of Ireland, the Company incurred a tax liability that arose from: (i) a capital gain on the transfer of its intellectual property from The Netherlands to a newly-formed James Hardie entity located in Bermuda and tax resident in the Republic of Ireland and (ii) the exit from the Dutch Financial Risk Reserve regime.

The Dutch Tax Authority (the "DTA") reviewed the Company's assessed fair value of the intellectual property as performed by a third party valuation firm. Based on the DTA's review, the Company incurred a capital gain and Dutch exit tax liability of US$40.8 million. The charge has been deferred and included in non-current Other Assets on the Company's consolidated balance sheet as of 31 March 2010 and will be amortised on a straight-line basis over the remaining useful life of the intellectual property.

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

(US$ millions)	Unrecognised tax benefits	Interest and Penalties
Balance at 1 April 2007	**$ 39.0**	**$ 39.7**
Additions for tax positions of the current year	1.3	–
Additions for tax positions of prior year	16.0	1.8
Foreign currency translation adjustment	5.6	5.5
Balance at 31 March 2008	**$ 61.9**	**$ 47.0**
Additions for tax positions of the current year	1.7	–
Additions (deletions) for tax positions of prior year	37.3	(14.3)
Settlements paid during the current period	(72.0)	(39.6)
Foreign currency translation adjustment	(16.6)	(9.1)
Balance at 31 March 2009	**$ 12.3**	**$ (16.0)**
Additions for tax positions of the current year	1.2	–
Additions (deletions) for tax positions of prior year	4.4	(4.1)
Other reductions for the tax positions of prior periods	(10.2)	(0.6)
Foreign currency translation adjustment	–	(6.2)
Balance at 31 March 2010	**$ 7.7**	**$ (26.9)**

As of 31 March 2010, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$7.7 million and an expense of US$26.9 million, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the year ended 31 March 2010 and 2009, the total amount of interest and penalties recognised in tax expense as a benefit was US$4.7 million and US$14.3 million, respectively.

The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company's consolidated balance sheet.

A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

On 1 April 2007, the Company adopted a new accounting standard for uncertainty in income taxes. This standard clarified the accounting for uncertainty in income taxes recognised in an enterprise's financial statements. The adoption of this standard resulted in the reduction of the Company's consolidated beginning retained earnings of US$78.0 million. As of the adoption date, the Company had US$39.0 million of gross unrecognised tax benefits that, if recognised, would affect the effective tax rate. As of the adoption date, the Company's opening accrual for interest and penalties was US$39.7 million.

15. STOCK-BASED COMPENSATION

At 31 March 2010, the Company had the following equity award plans: the Executive Share Purchase Plan; the JHI SE 2001 Equity Incentive Plan; the 2005 Managing Board Transition Stock Option Plan; the Long-Term Incentive Plan 2006 as amended in 2009 and the Supervisory Board Share Plan 2006.

Compensation expense arising from equity-based award grants as estimated using pricing models was US$7.7 million, US$7.2 million, US$7.7 million for the years ended 31 March 2010, 2009 and 2008, respectively. As of 31 March 2010, the unrecorded deferred stock-based compensation balance related to equity awards was US$8.9 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.4 years.

JHI SE 2001 Equity Incentive Plan

Under the JHI SE 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan"), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by the Company's shareholders and the Joint Board subject to implementation of the consummation of the 2001 Reorganisation. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

On 19 October 2001 (the grant date), JHI NV granted 5,468,829 options to purchase shares of the Company's common stock under the 2001 Equity Incentive Plan to key US executives in exchange for their previously granted Key Management Equity Incentive Plan ("KMEIP") shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant. As of 31 March 2010, 115,140 options were outstanding and exercisable with an exercise price of A$3.78. The options will expire in November 2010.

Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI SE. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

The following table summarises the additional stock option grants:

Share Grant Date	Original Exercise Price	Number of Options Granted	Option Expiration Date
December 2001	5.65	4,248,417	December 2011
December 2002	6.66	4,037,000	December 2012
December 2003	7.05	6,179,583	December 2013
December 2004	5.99	5,391,100	December 2014
February 2005	6.30	273,000	February 2015
December 2005	8.90	5,224,100	December 2015
March 2006	9.50	40,200	March 2016
November 2006	8.40	3,499,490	November 2016
March 2007	8.90	179,500	March 2017
March 2007	8.35	151,400	March 2017
December 2007	6.38	5,031,310	December 2017

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

Under the 2001 Equity Incentive Plan, the Company granted 278,569 and 1,690,711 restricted shares of common stock to its employees in the years ended 31 March 2010 and 2009, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company's financial performance or other criteria. At 31 March 2010, there were 1,416,339 restricted stock units outstanding under this plan.

Managing Board Transitional Stock Option Plan

The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of shares that may be issued and outstanding or subject to outstanding options under this plan without further shareholder approval is 1,320,000 shares. There were 1,090,000 and 1,320,000 options outstanding at 31 March 2010 and 2009, respectively, under this plan.

On 22 November 2005, the Company granted options to purchase 1,320,000 shares of the Company's common stock at an exercise price per share equal to A$8.53 to the Managing Board directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008 if the total shareholder returns ("TSR") (essentially its dividend yield and common stock performance) from 22 November 2005 to that date were at least equal to the median TSR for the companies comprising the Company's peer group, as set out in the plan. In addition, for each 1% increment that the Company's TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.

Long-Term Incentive Plan

At the 2006 Annual General Meeting, the Company's shareholders approved the establishment of a Long-Term Incentive Plan ("LTIP") to provide incentives to members of the Company's Managing Board and to certain members of its management ("Executives"). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to members of the Company's Managing Board and to Executives. At the Company's 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP.

In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to the members of the Managing Board, respectively, under the LTIP. The vesting of these equity awards are subject to 'performance hurdles' as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue.

In September 2008, December 2008, May 2009, September 2009 and December 2009, 1,023,865, 545,757, 1,066,595, 522,000 and 181,656 restricted stock units, respectively, were granted under the LTIP to members of the Company's Managing Board and to senior members of management. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company's financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.

At 31 March 2010, there were 1,937,000 options and 3,320,382 restricted stock units outstanding under this plan.

Supervisory Board Share Plan 2006

At the 2006 Annual General Meeting, the Company's shareholders approved the replacement of its Supervisory Board Share Plan with a new plan called the Supervisory Board Share Plan 2006 ("SBSP 2006"). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At 31 March 2010, 98,106 shares had been acquired under this plan.

Stock Options

The following table summarises all of the Company's stock options available for grant and the movement in all of the Company's outstanding options during the noted period:

		Outstanding Options	
			Weighted Average
	Shares Available for Grant	Number	Exercise Price
Balance at 31 March 2008	**15,564,294**	**22,190,237**	**7.29**
Newly Authorised	4,291,230		
Exercised		(25,000)	5.99
Forfeited		(3,892,309)	7.34
Forfeitures available for re-grant	3,892,309		
Balance at 31 March 2009	**23,747,833**	**18,272,928**	**7.28**
Exercised		(2,058,275)	5.51
Forfeited		(1,770,215)	7.97
Forfeitures available for re-grant	1,540,215		
Balance at 31 March 2010	**25,288,048**	**14,444,438**	**7.44**

The Company's stock based-compensation expense is the estimated fair value of options granted over the periods in which the stock options vest.

The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the "Monte Carlo method").

There were no stock options granted during the years 31 March 2010 and 2009. For the year ended 31 March 2008, the Company granted 5,031,310 stock options under the 2001 Equity Incentive Plan. For the year ended 31 March 2008, the Company granted 1,016,000 stock options under the LTIP.

The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using the Black-Scholes option-pricing model during the year ended 31 March 2008:

Dividend yield	5.0%
Expected volatility	30.0%
Risk free interest rate	3.4%
Expected life in years	4.4
Weighted average fair value at grant date (A$)	1.13
Number of stock options	5,031,310

The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using a binomial lattice model that incorporates the Monte Carlo method during the year ended 31 March 2008:

Dividend yield	5.0%
Expected volatility	32.1%
Risk free interest rate	4.2%
Weighted average fair value at grant date (A$)	3.14
Number of stock options	1,016,000

The total intrinsic value of stock options exercised was A$4.7 million, nil and A$1.2 million for the years ended 31 March 2010, 2009 and 2008, respectively.

The weighted average grant-date fair value of stock options granted was A$1.47 per share during the year ended 31 March 2008.

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$0.9 million, nil and nil for the years ended 31 March 2010, 2009 and 2008, respectively.

The following table summarises outstanding and exercisable options as of 31 March 2010:

(In Australian dollars)	Options Outstanding				Options Exercisable		
Exercise Price	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value
3.09	115,140	0.6	A$ 3.09	A$ 480,134	115,140	A$ 3.09	A$ 480,134
5.06	254,309	1.7	5.06	559,480	254,309	5.06	559,836
5.99	1,523,250	4.7	5.99	1,934,528	1,523,250	5.99	1,934,528
6.30	93,000	4.9	6.30	89,280	93,000	6.30	89,280
6.38	2,638,729	7.7	6.38	2,322,082	1,103,462	6.38	971,047
6.45	796,500	2.7	6.45	645,165	796,500	6.45	645,165
7.05	1,758,250	3.7	7.05	369,233	1,758,250	7.05	369,233
7.83	1,016,000	7.4	7.83	–	–	0.00	–
8.35	151,400	7.0	8.35	–	151,400	8.35	–
8.40	2,646,560	6.6	8.40	–	2,470,160	8.40	–
8.53	1,090,000	5.7	8.53	–	–	0.00	–
8.90	2,321,100	5.7	8.90	–	2,321,100	8.90	–
9.50	40,200	5.9	9.50	–	40,200	9.50	–
Total	**14,444,438**	**6.6**	**A$ 7.44**	**A$ 6,399,902**	**10,626,771**	**A$ 6.83**	**A$ 5,049,223**

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company's closing stock price of A$7.26 as of 31 March 2010, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock

The Company estimates the value of restricted stock issued and recognises this estimated value as compensation expense over the periods in which the restricted stock vests.

The following table summarises all of the Company's restricted stock activity during the noted period:

(In Australian dollars)	Shares	Weighted Average Grant Date Fair Value
Non-vested at 31 March 2008	**–**	**A$ –**
Granted	3,260,333	3.98
Vested	(24,052)	3.85
Forfeited	(245,220)	4.40
Non-vested at 31 March 2009	**2,991,061**	**A$ 3.95**
Granted	2,048,820	5.38
Vested	(208,884)	3.85
Forfeited	(94,276)	4.32
Non-vested at 31 March 2010	**4,736,721**	**A$ 4.57**

Restricted Stock – service vesting

The Company granted restricted stock units with a service vesting condition to employees as follows:

Grant Date	Equity Award Plan	Restricted Stock Units Granted
17 June 2008	2001 Equity Incentive Plan	698,440
15 September 2008	Long-Term Incentive Plan	201,324
17 December 2008	2001 Equity Incentive Plan	992,271
29 May 2009	Long-Term Incentive Plan	1,066,595
7 December 2009	2001 Equity Incentive Plan	278,569
		3,237,199

The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company's common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.

The following table includes the assumptions used for restricted stock grants (service vesting) valued during the years ended 31 March 2010 and 2009:

	2010		2009		
	07 Dec 2009	**29 May 2009**	17 Dec 2008	15 Sep 2008	17 Jun 2008
Dividend yield (per annum)[1]	**$ 0.00**	**$ 0.00**	$ 0.10	$ 0.20	$ 0.20
Risk free interest rate[1]	**n/a**	**n/a**	1.3%	1.8%	2.9%
Expected life in years	**3.0**	**2.0**	3.0	2.0	2.0
JHX stock price at grant date (A$)	**8.30**	**4.31**	3.85	4.98	4.93
Number of restricted stock units	**278,569**	**1,066,595**	992,271	201,324	698,440

[1] The risk free rate for the grants in fiscal year 2010 are not applicable as the assumed dividend yield is nil.

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 703,656 and 1,368,298 restricted stock units (market condition) to members of the Company's Managing Board and senior managers during the years ended 31 March 2010 and 2009, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LITP rules.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the "Monte Carlo method").

The following table includes the assumptions used for restricted stock grants (market condition) valued during the years ended 31 March:

	2010		2009	
	11 Dec 2009	**15 Sep 2009**	17 Dec 2008	15 Sep 2008
Expected volatility	**49.9%**	**42.1%**	37.6%	34.9%
Risk free interest rate	**2.1%**	**2.5%**	1.3%	2.6%
Expected life in years	**3.0**	**3.0**	3.0	3.0
JHX stock price at grant date (A$)	**8.20**	**7.04**	3.85	4.98
Number of restricted stock units	**181,656**	**522,000**	545,757	822,541

Scorecard LTI – Cash Settled Units

Under the terms of the LTIP, the Company granted awards equivalent to 1,089,265 and nil Scorecard LTI units during the years ended 31 March 2010 and 2009, respectively, that provide recipients a cash incentive based on JHI SE's common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI SE's common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE's common stock price at each balance sheet date.

Cash Settled Units

The Company granted 35,741 and nil cash settled units (service vesting) to employees during the years ended 31 March 2010 and 2009, respectively, under the 2001 Equity Incentive Plan. Compensation expense recognised for awards are based on the fair market value of JHI SE's common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI SE's common stock price at each balance sheet date.

The total compensation cost related to liability classified awards for the years ended 31 March 2010 and 2009 was US$1.6 million and nil, respectively.

16. SHARE REPURCHASE PROGRAM

On 15 August 2007, the Company announced a share repurchase program of up to 10% of the Company's issued capital, approximately 46.8 million shares. The Company repurchased nil, nil and 35.7 million shares of common stock during the years ended 31 March 2010, 2009 and 2008, respectively. The shares repurchased during the year ended 31 March 2008 had an aggregate cost of A$236.4 million (US$208.0 million) and the average price paid per share of common stock was A$6.62 (US$5.83). The US dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The Company officially cancelled 35.0 million shares on 31 March 2008. On 27 March 2009, the Company cancelled the remaining 0.7 million shares held in treasury. The Company ceased the share repurchase program on 20 August 2008.

17. OPERATING SEGMENT INFORMATION AND CONCENTRATIONS OF RISK

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding and related accessories products in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East, and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

The Company's operating segments are strategic operating units that are managed separately due to their different products and/or geographical location. On 1 April 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fibre Cement and Other into one operating segment, USA and Europe Fibre Cement. On 22 May 2008, the Company ceased operation of its pipe business in the United States.

Operating Segments

The following are the Company's operating segments and geographical information:

(Millions of US dollars)	Net Sales to Customers[1] Years Ended 31 March 2010	2009	2008
USA & Europe Fibre Cement	**$ 828.1**	$ 929.3	$ 1,170.5
Asia Pacific Fibre Cement	**296.5**	273.3	298.3
Worldwide total	**$ 1,124.6**	$ 1,202.6	$ 1,468.8

(Millions of US dollars)	(Loss) Income Before Income Taxes Years Ended 31 March 2010	2009	2008
USA & Europe Fibre Cement[2,3]	**$ 208.5**	$ 199.3	$ 235.2
Asia Pacific Fibre Cement[2]	**58.7**	47.1	50.3
Research and Development[2]	**(19.0)**	(18.9)	(18.1)
Segments total	**248.2**	227.5	267.4
General Corporate[4]	**(269.2)**	(53.9)	(304.0)
Total operating (loss) income	**(21.0)**	173.6	(36.6)
Net interest (expense) income[5]	**(4.0)**	(3.0)	1.1
Other income (expense)	**6.3**	(14.8)	–
Worldwide total	**$ (18.7)**	$ 155.8	$ (35.5)

(Millions of US dollars)	Total Identifiable Assets 31 March 2010	2009
USA & Europe Fibre Cement	**$ 780.8**	$ 765.6
Asia Pacific Fibre Cement	**216.9**	167.9
Research and Development	**14.2**	12.2
Segments total	**1,011.9**	945.7
General Corporate[6,7]	**1,166.9**	946.0
Worldwide total	**$ 2,178.8**	$ 1,891.7

Geographic Areas

(Millions of US dollars)	Net Sales to Customers[1] Years Ended 31 March 2010	2009	2008
USA	**$ 808.9**	$ 912.2	$ 1,153.1
Australia	**214.3**	193.2	198.6
New Zealand	**50.6**	50.0	67.3
Other Countries	**50.8**	47.2	49.8
Worldwide total	**$ 1,124.6**	$ 1,202.6	$ 1,468.8

(Millions of US dollars)	Total Identifiable Assets 31 March 2010	2009
USA	**$ 783.6**	$ 767.4
Australia	**131.6**	99.8
New Zealand	**49.8**	27.1
Other Countries	**46.9**	51.4
Segments total	**1,011.9**	945.7
General Corporate[6,7]	**1,166.9**	946.0
Worldwide total	**$ 2,178.8**	$ 1,891.7

[1] Export sales and inter-segmental sales are not significant.

[2] Research and development costs of US$10.4 million, US$8.0 million and US$7.7 million in fiscal years 2010, 2009 and 2008, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.0 million, US$1.2 million and US$1.6 million in fiscal years 2010, 2009 and 2008, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$15.7 million, US$14.4 million and US$18.0 million in fiscal years 2010, 2009 and 2008, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$3.3 million, US$4.5 million and US$0.1 million in fiscal years 2010, 2009 and 2008, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$27.1 million, US$23.8 million and US$27.3 million for the years ended 31 March 2010, 2009 and 2008, respectively.

[3] Included in USA and Europe Fibre Cement for the year ended 31 March 2008 are asset impairment charges of US$71.0 million.

[4] The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company's corporate offices. Included in General Corporate for the year ended 31 March 2010 are unfavourable asbestos adjustments of US$224.2 million, AICF SG&A expenses of US$2.1 million and ASIC expenses of US$3.4 million. Included in General Corporate for the year ended 31 March 2009 are favourable asbestos adjustments of US$17.4 million, AICF SG&A expenses of US$0.7 million and ASIC expenses of US$14.0 million. Included in General Corporate for the year ended 31 March 2008 are unfavourable asbestos adjustments of US$240.1 million, AICF SG&A expenses of US$4.0 million and ASIC expenses of US$5.5 million.

[5] The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of US$3.3 million, US$6.4 million and US$9.4 million in fiscal years 2010, 2009 and 2008, respectively. See Note 11.

[6] The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[7] Asbestos-related assets at 31 March 2010 and 2009 are US$797.7 million and US$681.0 million, respectively, and are included in the General Corporate segment.

Concentrations of Risk

The distribution channels for the Company's fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. The Company has three major customers that individually account for over 10% of the Company's net sales in one or all of the past three fiscal years.

These three customers' accounts receivable represented 37% and 35% of the Company's trade accounts receivable at 31 March 2010 and 2009, respectively. The following are gross sales generated by these three customers, which are all from the USA and Europe Fibre Cement segment:

	Years Ended 31 March					
(Millions of US dollars)	**2010**		2009		2008	
		%		%		%
Customer A	**$ 224.4**	20.0	$ 277.1	23.0	$ 431.3	27.9
Customer B	**144.5**	12.8	149.6	12.4	167.3	10.8
Customer C	**93.2**	8.3	46.8	3.9	108.2	7.0
	$ 462.1		$ 473.5		$ 706.8	

Approximately 28% of the Company's fiscal year 2010 net sales were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company's non-US operations on translation into US dollars.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income consists of the following components:

	31 March	
(Millions of US dollars)	**2010**	2009
Pension and post-retirement benefit adjustments	**$ (1.6)**	$ (1.4)
Unrealised gain on restricted short-term investments	**1.2**	–
Foreign currency translation adjustments	**59.6**	3.6
Total accumulated other comprehensive income	**$ 59.2**	$ 2.2

19. RE-DOMICILE

On 21 August 2009, JHI NV shareholders approved Stage 1 of a two-stage plan to transform the Company into a Dutch Societas Europaea (SE) (Stage 1) and, subsequently, change its corporate domicile from the Netherlands to the Republic of Ireland (Stage 2). On 19 February 2010, the Company completed Stage 1 of the proposal and was transformed from a Dutch "NV" company to a Dutch "SE" Company and now operates under the name of James Hardie Industries Societas Europaea (SE).

On 17 March 2010 (US time), the Company filed with the US Securities and Exchange Commission ("SEC") a Registration Statement on Form F-4 including a draft Explanatory Memorandum outlining Stage 2 of the Proposal which will transform the Company from a Dutch SE to an Irish SE by moving the Company's corporate domicile from The Netherlands to the Republic of Ireland.

On 21 April 2010 (US time), following SEC review of the Registration Statement and formal Board approval of the change in corporate domicile, the final Explanatory Memorandum for Stage 2 was submitted to the SEC and the ASX with a filing date of 22 April 2010.

For additional information on and implementation timing of Stage 2 of the Proposal, readers are referred to the Company's Explanatory Memorandum, which was filed with the SEC on 22 April 2010 (File No. 333-165531).

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In December 2007, James Hardie's Audit Committee and Supervisory Board undertook a competitive bid process to evaluate the alternatives for the company's independent registered public accounting firm in the interest of good corporate governance. At the company's 2008 AGM, shareholders ratified a resolution of the Supervisory Board to approve the engagement of Ernst & Young LLP as James Hardie's independent registered public accounting firm for the year commencing 1 April 2008.

Fees paid to the independent registered public accounting firm for services provided for fiscal years 2010, 2009 and 2008 were as follows:

	Fiscal Years Ended 31 March		
(Millions of US dollars)	**2010**	2009	2008
Audit Fees[1]	**$ 2.5**	$ 2.4	$ 4.2
Audit-Related Fees[2]	**–**	–	–
Tax Fees[3]	**–**	–	4.9

[1] Audit Fees include the aggregate fees for professional services rendered by the independent registered public accounting firm. Professional services include the audit of annual financial statements and services that are normally provided in connection with statutory and regulatory filings. During fiscal year ended 31 March 2008, total audit fees includes fees for Sarbanes-Oxley compliance testing of US$2.0 million, US$0.8 million of which related to Sarbanes-Oxley compliance testing performed for fiscal year 2007, but paid in fiscal year 2008. In addition, during fiscal year ended 31 March 2008, total audit fees includes fees for statutory reporting of US$0.8 million, US$0.4 million of which related to statutory reporting fees performed for fiscal year 2007, but paid in fiscal year 2008.

[2] Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by the independent registered public accounting firm. The independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of the financial statements for the fiscal years ended 31 March 2010, 2009 and 2008.

[3] Tax Fees include the aggregate fees billed for tax compliance, tax advice and tax planning services rendered by the independent registered public accounting firm.

Audit Committee Pre-Approval Policies and Procedures

In accordance with the company's Audit Committee's policy and the requirements of the law, all services provided by the independent registered public accounting firm are pre-approved annually by the Audit Committee. Pre-approval includes a list of specific audit and non-audit services in the following categories: audit services, audit-related services, tax services and other services. Any additional services that the company asks the independent registered public accounting firm to perform will be set forth in a separate document requesting Audit Committee approval in advance of the service being performed.

All of the services pre-approved by the Audit Committee are permissible under the SEC's auditor independence rules. To avoid potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its independent registered public accounting firm. James Hardie obtains these services from other service providers as needed.

SELECTED QUARTERLY FINANCIAL DATA

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

	Year Ended 31 March 2010 By Quarter				Year Ended 31 March 2009 By Quarter			
(Millions of US dollars)	**First**	**Second**	**Third**	**Fourth**	First	Second	Third	Fourth
Net sales	**$ 284.5**	**$ 304.2**	**$ 261.0**	**$ 274.9**	$ 365.0	$ 341.9	$ 254.4	$ 241.3
Cost of goods sold	**(174.1)**	**(186.6)**	**(164.3)**	**(183.5)**	(241.0)	(228.7)	(172.0)	(172.1)
Gross profit	**110.4**	**117.6**	**96.7**	**91.4**	124.0	113.2	82.4	69.2
Operating (loss) income	**(57.1)**	**(0.8)**	**25.1**	**11.8**	22.9	192.2	118.9	(160.4)
Interest expense	**(1.5)**	**(1.5)**	**(1.8)**	**(2.9)**	(2.6)	(2.3)	(2.5)	(3.8)
Interest income	**0.8**	**1.1**	**1.0**	**0.8**	1.5	2.6	1.4	2.7
Other income (expense)	**4.8**	**(1.0)**	**2.2**	**0.3**	–	–	–	(14.8)
(Loss) income from operations before income taxes	**(53.0)**	**(2.2)**	**26.5**	**10.0**	21.8	192.5	117.8	(176.3)
Income tax (expense) benefit	**(24.9)**	**(17.4)**	**(11.6)**	**(12.3)**	(20.4)	(39.0)	(6.8)	46.7
Net (loss) income	**$ (77.9)**	**$ (19.6)**	**$ 14.9**	**$ (2.3)**	$ 1.4	$ 153.5	$ 111.0	$ (129.6)
Net income per share - basic	**$ (0.18)**	**$ (0.05)**	**$ 0.03**	**$ 0.01**	$ –	$ 0.36	$ 0.26	$ (0.30)
Net income per share - diluted	**(0.18)**	**(0.05)**	**0.03**	**0.01**	–	0.35	0.26	0.30

GROUP STATISTICS

(UNAUDITED, NOT FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

JAMES HARDIE INDUSTRIES SE AND SUBSIDIARIES

(Millions of US dollars)	**2010**	2009	2008	2007	2006
Profit and Loss Account					
Net Sales					
USA and Europe Fibre Cement	**$ 828.1**	$ 929.3	$ 1,170.5	$ 1,291.2	$ 1,246.7
Asia Pacific Fibre Cement	**296.5**	273.3	298.3	251.7	241.8
Worldwide total	**$ 1,124.6**	$ 1,202.6	$ 1,468.8	$ 1,542.9	$ 1,488.5
Operating Income					
USA and Europe Fibre Cement	**$ 208.5**	$ 199.3	$ 235.2	$ 353.1	$ 316.1
Asia Pacific Fibre Cement	**58.7**	47.1	50.3	39.4	41.7
Research and Development	**(19.0)**	(18.9)	(18.1)	(17.1)	(15.7)
Segments total	**248.2**	227.5	267.4	375.4	342.1
General Corporate	**(45.0)**	(71.3)	(63.9)	(56.5)	(61.4)
Asbestos adjustments	**(224.2)**	17.4	(240.1)	(405.5)	(715.6)
Total operating (loss) income	**(21.0)**	173.6	(36.6)	(86.6)	(434.9)
Net interest (expense) income	**(4.0)**	(3.0)	1.1	(6.5)	(0.2)
Other income (expense)	**6.3**	(14.8)	–	–	–
(Loss) income from operations before income taxes	**(18.7)**	155.8	(35.5)	(93.1)	(435.1)
(Loss) income tax (expense) benefit	**(66.2)**	(19.5)	(36.1)	243.9	(71.6)
(Loss) income from operations	**$ (84.9)**	$ 136.3	$ (71.6)	$ 150.8	$ (506.7)
Dividends paid	**$ –**	$ 34.6	$ 126.2	$ 42.1	$ 45.9
Balance Sheet					
Net current assets	**$ 50.4**	$ 137.7	$ 183.7	$ 259.0	$ 150.8
Total assets	**2,178.8**	$ 1,891.7	$ 2,179.9	$ 2,128.1	$ 1,445.4
Long-term debt[1]	**154.0**	$ 230.7	$ 174.5	$ 105.0	$ 121.7
Shareholders' (deficit) equity	**$ (117.9)**	$ (108.7)	$ (202.6)	$ 258.7	$ 94.9
Other Statistics					
Number of employees:					
USA and Europe Fibre Cement	**1,647**	1,368	1,889	1,958	2,281
Asia Pacific Fibre Cement	**725**	784	834	835	854
Research and Development	**105**	106	111	101	118
Corporate	**34**	48	48	50	50
Total from continuing operations	**2,511**	2,306	2,882	2,944	3,303
Number of shareholders	**12,411**	12,786	14,012	14,776	14,679
Weighted average number of common shares outstanding:					
Basic	**433.1**	432.3	455.0	464.6	461.7
Diluted	**433.1**	434.5	455.0	466.4	461.7
Capital expenditures	**$ 50.5**	$ 26.1	$ 38.5	$ 92.1	$ 162.8
Depreciation and amortisation[2]	**$ 61.7**	$ 56.4	$ 56.5	$ 50.7	$ 45.3
Dividends paid per share[3]	**–**	8.0¢	27.0¢	9.0¢	10.0¢
Basic (loss) earnings per share[4]	**(19.6¢)**	31.5¢	(15.7¢)	32.5¢	(110.0¢)
Diluted (loss) earnings per share[5]	**(19.6¢)**	31.4¢	(15.7¢)	32.3¢	(110.0¢)
Gearing ratio[6]	**10.9%**	24.0%	22.7%	12.8%	(1.6)%

Notes:

[1] Includes current portion of long term debt. The US$ notes were repaid on 8 May 2006.

[2] Information for depreciation and amortisation is for continuing operations only.

[3] Dividends paid divided by the weighted average number of ordinary and employee shares on issue during the year.

[4] Income (loss) from continuing operations divided by the weighted average number of ordinary and employee shares on issue during the year.

[5] Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

[6] Borrowings less cash (net debt) divided by net debt plus total shareholders' equity.

SHARE/CUFS INFORMATION

(NOT FORMING PART OF THE
CONSOLIDATED FINANCIAL STATEMENTS)

James Hardie Industries SE voting rights:

As of 15 June 2010 James Hardie Industries SE had on issue 434,916,592 CHESS Units of Foreign Securities (CUFS) issued over 434,916,592 ordinary shares held by CHESS Depositary Nominees Pty Ltd (CDN) on behalf of 12,411 CUFS holders. Each ordinary share carries the right to one vote. CUFS holders can direct CDN how to vote the ordinary shares on a one vote per CUFS basis. Options carry no voting rights.

James Hardie Industries SE distribution schedule as at 15 June 2010:

	CUFS		**Options**	
Size of Holding Range	Holders	Holdings	Holders	Holdings
1–1,000	5,216	2,492,719	–	–
1,001–5,000	5,423	13,127,202	19	43,791
5,001–10,000	1,028	7,330,375	23	182,685
10,001–100,000	666	15,286,431	83	3,151,923
100,001 and over	78	396,679,865	28	11,012,575
Totals	12,411	434,916,592	153	14,390,974

Based on the closing price of A$7.04 on 15 June 2010, 334 CUFS holders held less than a marketable parcel.

James Hardie Industries SE substantial CUFS holders as at 15 June 2010:

Holdings shown below are as disclosed in substantial holding notices lodged with the ASX.

Shareholder	Shares Beneficially Owned	Percentage of Shares Outstanding
Schroder Investment Management Australia Limited	31,024,755	7.14%
Commonwealth Bank of Australia	30,986,692	7.13%
FMR LLC and FIL Limited	29,347,020	6.75%
National Australia Bank Limited Group	28,198,184	6.49%
UBS Nominees Pty Ltd and its related bodies corporate	24,743,787	5.70%
Baillie Gifford & Co	22,325,859	5.14%

James Hardie Industries SE 20 largest registered CUFS holders and their holdings as at 15 June 2010:

Name	Note	CUFS Holdings	%	Position
National Nominees Limited	1	100,578,693	23.13	1
HSBC Custody Nominees (Australia) Limited	1	97,386,349	22.39	2
J P Morgan Nominees Australia Limited	1	82,342,840	18.93	3
Citicorp Nominees Pty Limited	1	44,066,523	10.13	4
ANZ Nominees Limited	1	14,587,240	3.35	5
Cogent Nominees Pty Limited	1	13,970,044	3.21	6
UBS Nominees Pty Ltd		7,538,357	1.73	7
J P Morgan Nominees Australia	1	5,917,626	1.36	8
Tasman Asset Management Ltd		5,304,790	1.22	9
AMP Life Limited		2,257,128	0.52	10
Madingley Nominees Pty Ltd		2,049,008	0.47	11
Queensland Investment Corporation	1	1,683,938	0.39	12
ARGO Investments Limited		1,469,000	0.34	13
UBS Nominees Pty Ltd	1	1,346,267	0.31	14
UBS Private Clients Australia Nominees Pty Ltd		1,295,286	0.30	15
Mr G G Cross		919,842	0.21	16
Millenium Pty Limited		900,000	0.21	17
Mirrabooka Investments Limited		660,000	0.15	18
Carlton Hotel Limited		625,362	0.14	19
Mount Margaret Pty Limited		612,683	0.14	20
Total:		385,510,976	88.64	

[1] Entities which hold interests in the CUFS solely as a nominee or trustee for another person may have those interests disregarded for the purposes of the takeover and substantial share/CUFS holder provisions contained in the Articles of Association of the company. Those nominees may hold CUFS for holders which include the substantial shareholders named above.

COMPOSITION OF OUR SHAREHOLDER BASE


42.03%
0-1,000
43.69%
1,001-5,000
8.28%
5,001-10,000
5.37%
10,001 and over
0.63%
100,001 and over

Size of Holding Range


66.15%
Australia
12.59%
North America
15.25%
UK and Europe
5.74%
Asia
0.27%
Other

Distribution of issued capital by geography
Analysis based on Top100 extract of share register at 31 May 2010

James Hardie Industries SE share/CUFS buy-back
The company currently does not have a share buy-back program underway.

MAJOR ANNOUNCEMENTS

James Hardie informs the ASX and the SEC of matters that might have a material effect on the company's share price. As soon as possible after we receive acknowledgement from the ASX, we post announcements on our website. Following is a list of the major announcements made during 2010 fiscal year. Complete announcements are available on our website at www.jameshardie.com (select Investor Relations, then News).

Calendar 2009

15 April 2009	James Hardie announced that the Appeals Division of the US IRS had signed a settlement agreement with the company's subsidiaries in which the IRS conceded the government's position in full with regard to its assertion in the Notice of Proposed Amendment, received by the company on 23 June 2008, that the company did not qualify for benefits under the United States-Netherlands Tax Treaty for the calendar years 2006 and 2007.
23 April 2009	James Hardie and the NSW Government were today advised by the AICF that its Board has determined that it is reasonably foreseeable that, within two years, the available assets of the AICF are likely to be insufficient to fund the payment of all reasonably foreseeable liabilities. The advice was contained in a notice issued by the AICF under the AFFA.
24 April 2009	Justice Gzell issued his judgment yesterday in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of NSW against the company, a former related entity James Hardie Industries Limited (JHIL) and ten former directors and officers.
28 April 2009	James Hardie announced that on 24 April 2009 a trial court in Santiago, Chile awarded the equivalent of US$13.4 million against Fibrocementos Volcan Limitada (the former James Hardie Chilean entity), in civil litigation brought by Industria Cementa Limitada ("Cementa") in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.
20 May 2009	Results for Q4 and full year FY09: James Hardie announced a US$7.2 million net operating profit, excluding asbestos, ASIC expenses, asset impairments and tax adjustments, for the quarter ended 31 March 2009, a decrease of 57% compared to the same period of the prior year. For the quarter, net operating loss including asbestos, ASIC expenses, asset impairments and tax adjustments was US$129.6 million (mainly due to the change in the actuarial estimate of the company's asbestos liability), compared to US$146.9 million for the same quarter of the prior year. Full year net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments, decreased 44% to US$96.9 million from US$173.8 million. Including asbestos, ASIC expenses, asset impairments and tax adjustments, net operating profit increased from a loss of US$71.6 million to a profit of US$136.3 million.
15 June 2009	In response to media and market enquiries regarding the review of its domicile, James Hardie said that, while there had been a narrowing of alternatives, the review was on-going and the company was not in a position at this stage to announce the outcome of the review.
23 June 2009	James Hardie announced that it would hold its 2009 AGM in The Netherlands on 21 August 2009. The AGM will be preceded by an Annual Information Meeting in Sydney on 18 August 2009. The AGM will consider amendments to the remuneration framework for the company's Managing Board. The proposed remuneration framework will also apply to the members of the company's Senior Leadership Team.
24 June 2009	James Hardie announced that its directors have determined to seek shareholder approval for a two-stage plan to transform James Hardie into a Societas Europaea (SE), a relatively new form of European corporation (Stage1), and then move its corporate domicile from The Netherlands to Ireland (Stage 2).
26 June 2009	James Hardie announced that it has filed its annual report on form 20-F for fiscal year 2009 with the US SEC.
17 August 2009	In advance of the 21 August 2009 EGM to consider Stage 1 of the Proposal to transform James Hardie into a SE, and then move its corporate domicile from The Netherlands to Ireland, James Hardie provided an update on regulatory and other matters relating to the Proposal.

Calendar 2009 (continued)

18 August 2009	Results for Q1 FY10: James Hardie announced a US$41.6 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 June 2009, an increase of 4% compared to the same period of the prior year. For the first quarter, net operating loss including asbestos, ASIC expenses and tax adjustments was US$77.9 million, compared to a profit of US$1.4 million for the same quarter of the prior year. Included in the current period result are unfavourable asbestos adjustments of US$119.8 million, solely attributable to the movement in the A$/US$ exchange rate, from US$0.6872 at 31 March 2009 to US$0.8126 at 30 June 2009.
20 August 2009	Justice Gzell delivered his judgment on exoneration, penalties and costs in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of NSW against the company, JHIL and ten former directors and officers.
3 September 2009	The Supervisory Board of James Hardie Industries appointed David Dilger to the company's Supervisory and Joint Boards effective 2 September 2009 (US time).
22 September 2009	James Hardie advised that it has received a statement of no objection from the Australian Federal Treasurer, Wayne Swan, confirming his approval for the company to proceed with the corporate restructure connected with its proposal to transform James Hardie into a Societas Europaea (SE) (Stage 1), and move its corporate domicile from The Netherlands to Ireland (Stage 2). A copy of the Treasurer's announcement was attached, along with the company's letter to the Foreign Investment Review Board (FIRB) dated 14 September 2009.
23 September 2009	James Hardie lodged an appeal against the declarations and orders made against it by Justice Gzell on 27 August 2009 in the civil proceedings commenced by ASIC in February 2007 in the Supreme Court of NSW against the company, a former related entity, JHIL, and ten former directors and officers.
26 October 2009	In response to extensive media coverage about a potential shortfall in the asbestos compensation fund established in 2007, James Hardie repeated its commitment to the agreement negotiated between it, the AICF and NSW Government.
7 November 2009	James Hardie acknowledged the loan facility of up to A$320 million to be made available to the AICF and reconfirmed its commitment to the AFFA.
23 November 2009	Results for Q2 FY10: James Hardie announced a US$37.6 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 September 2009. This represents an increase of 4% compared to the corresponding quarter of the prior year. The net operating result including asbestos, ASIC expenses and tax adjustments was a loss of US$19.6 million, compared to a profit of US$153.5 million for the same quarter of the prior year.

Calendar 2010

11 February 2010	Results for Q3 FY10: James Hardie announced a US$29.8 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 31 December 2009, an increase of 66% compared to the corresponding quarter of the prior year. The net operating result including asbestos, ASIC expenses and tax adjustments was a profit of US$14.9 million, compared to a profit of US$111.0 million for the corresponding quarter of the prior year.
20 February 2010	James Hardie announced that it had finalised the first stage of its previously announced two-stage plan (the Proposal) to transform James Hardie into a Societas Europaea company (SE) (Stage 1) and move its corporate domicile from The Netherlands to Ireland (Stage 2).
18 March 2010	James Hardie announced that it has filed with the US SEC and the ASX a Registration Statement on Form F-4 including a draft Explanatory Memorandum outlining Stage 2 of its previously announced two-stage plan to transform to a Societas Europaea company and move its corporate domicile from The Netherlands to Ireland.

Annual Meeting

The 2010 Annual General Meeting of CUFS holders of James Hardie Industries SE will be held in Dublin, Ireland, at 8.00am on Thursday, 12 August 2010 and simultaneously broadcast to a meeting in Sydney, Australia, at 5.00pm (Sydney time) on Thursday, 12 August 2010. Details of the venues for both meetings are set out in the Notice of Meeting 2010.

Calendar 2010*

31 Mar	End of JHI SE Fiscal Year 2010
27 May	FY10 Quarter 4 and full year results announcement and management presentation
30 Jun	2010 annual report released
12 Aug	FY11 Quarter 1 results announcement and management presentation
10 Aug	Direction Forms close 4.00pm Sydney time for Annual General Meeting
12 Aug	Annual General Meeting, Dublin and Sydney
15 Nov	FY11 Quarter 2 and half year results announcement and management presentation

Calendar 2011*

Feb	FY11 Quarter 3 and nine months results announcement and management presentation
31 Mar	End of JHI SE Fiscal Year 2011
May	FY11 Quarter 4 and full year results announcement and management presentation

*Future dates are indicative only and may change

SHARE/CUFS INFORMATION

(NOT FORMING PART OF THE
CONSOLIDATED FINANCIAL STATEMENTS)
(CONTINUED)

Stock Exchange Listings

James Hardie Industries SE's securities are listed on the Australian and New York Stock Exchanges.

Australia: Australian Securities Exchange Limited

James Hardie Industries SE shares are listed on the ASX in the form of CHESS Units of Foreign Securities (or CUFS). CUFS represent beneficial ownership of JHI SE shares, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. JHI SE CUFS trade under the code JHX.

New York: New York Stock Exchange Inc

In the United States, five JHI SE NV CUFS equal one Bank of New York Mellon-issued American Depositary Receipt (or ADR) and trade on the New York Stock Exchange under the code JHX.

All enquiries and correspondence regarding ADRs should be referred to The Bank of New York Mellon, which can be contacted via the website www.adrbny.com or contact:

BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516

Telephone within USA: 1-888-BNY-ADRs
Telephone outside USA: 201-680-6825

Email: shrrelations@bnymellon.com

Share/CUFS registry

JHI SE's registry is managed by Computershare Investor Services Pty Limited. All enquiries and correspondence regarding holdings should be directed to:

Computershare Investor Services Pty Ltd
Level 4, 60 Carrington Street, Sydney NSW 2000, Australia
or GPO Box 2975, Melbourne VIC 3001, Australia

Telephone within Australia: 1300 855 080
Telephone outside Australia: (61 3) 9415 4000

Facsimile: (61 3) 9473 2500

Email: web.queries@computershare.com.au

Website: www.computershare.com

Payment of dividends and other cash distributions to share/CUFS holders

Dividends and other cash distributions can be paid by electronic funds transfer to an Australian bank account or by cheque. To participate in the electronic service, contact Computershare at the above address.

On 20 May, 2009, the company announced that it would omit the year-end dividend for fiscal year 2009 to conserve capital and that, until such time as market and global economic conditions improve significantly and the level of uncertainty surrounding future industry trends as well as company specific contingencies dissipates, it anticipates that dividends will continue to be suspended in order to conserve capital. This remains the company's position.

Disclosure

James Hardie aims to ensure the widest possible disclosure of its activities, using:

- quarterly results and management presentations;
- webcasting and conference call facilities that make quarterly results available to all security holders;
- extensive disclosure of financial results as well as detailed explanations about the key performance drivers; and
- prompt postings on our website of announcements, results and information about other material events.

Along with these announcements, the Investor Relations area of our website (www.jameshardie.com) contains media releases, results briefings, management presentations and past annual reports. There are also areas where visitors can register to receive email alerts of key events or announcements. Our formal Disclosure Policy is contained in the Corporate Governance area of the website.

Annual Report

Security holders must advise the share registry if they want to receive a printed copy of the annual report. The annual report can be read on, and downloaded from, the Investor Relations area of our website at www.jameshardie.com

Addresses

Corporate Headquarters
Second Floor, Europa House, Harcourt Centre
Harcourt Street, Dublin 2, Ireland
Telephone: (+353) 1 411 6924
Facsimile: (+353) 1 479 1128

Investor Relations
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Telephone: (+61 2) 8274 5246
Facsimile: (+61 2) 8274 5218
Email: investor.relations@jameshardie.com.au

USA Chicago Regional Office
231 South LaSalle Street, 20th Floor, Suite 2000
Chicago, IL 60604
Telephone: (+1 800) 348 1811
Facsimile: (+1 312) 419 2976

USA Mission Viejo Regional Office
26300 La Alameda, Suite 400, Mission Viejo, CA 92691 USA
Telephone: (+1 949) 348 1800
Facsimile: (+1 949) 348 4534

Australian Regional Office
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Telephone (+61 2) 8274 5239
Facsimile: (+61 2) 8274 5217

Place of Incorporation

James Hardie Industries SE, ARBN 097 829 895, is incorporated in Ireland, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered number 485719. The liability of its members is limited.

Independent Registered Public Accounting Firm

Ernst & Young LLP
San Diego, California USA

Forward-looking Statements

This annual report contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

- statements about our future performance;
- projections of our results of operations or financial condition;
- statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
- expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;
- expectations that our credit facilities will be extended or renewed;
- expectations concerning dividend payments;
- statements concerning our corporate and tax domiciles and potential changes to them, including potential tax charges;
- statements regarding tax liabilities and related audits, reviews and proceedings;
- statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;
- expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
- expectations concerning indemnification obligations;
- statements about product or environmental liabilities; and
- statements about economic conditions, such as the levels of new home construction, unemployment levels, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates and consumer confidence.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "likely," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on our current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond our control. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under "Key Information – Risk Factors" beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 30 June 2010 (US time), include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; proposed governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; seasonal fluctuations in the demand for our products; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the potential that competitors could copy our products; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of our corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance, potential tax benefits and the effect of any negative publicity; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

CORPORATE OFFICES

Corporate Headquarters
Second Floor, Europa House
Harcourt Centre
Harcourt Street, Dublin 2, Ireland
Telephone (+353) 1 411 6924
Facsimile (+353) 1 479 1128

USA Chicago Regional Office
231 South LaSalle Street, 20th Floor
Suite 2000
Chicago, IL 60604
Telephone (+1 800) 348 1811
Facsimile (+1 312) 419 2976

USA Mission Viejo Regional Office
26300 La Alameda, Suite 400
Mission Viejo, California 92691
United States of America
Telephone +1 (949) 348 1800
Facsimile +1 (949) 348 4534

Australian Regional Office
Level 3, 22 Pitt Street
Sydney NSW 2000, Australia
Telephone +61 (2) 8274 5239
Facsimile +61 (2) 8274 5217

BUSINESS UNIT OFFICES

AUSTRALIA
James Hardie Building Products
10 Colquhoun Street
Rosehill, 2142, NSW, Australia
Facsimile 1800 818 819
www.jameshardie.com.au
Ask James Hardie™
Telephone 13 1103

James Hardie FRC Pipes
46 Randle Road
Meeandah, 4008
Queensland, Australia
Telephone 1800 659 850
Facsimile 1800 639 908
www.jameshardie.com.au

EUROPE
James Hardie Building Products
Atrium, 8th Floor
Strawinskylaan 3077
1077ZX Amsterdam, Netherlands
Telephone +31 (0) 20 301 6750
Facsimile +31 (0) 20 642 5357
www.jameshardieeu.com
Customer Toll Free Service Help Line
within UK – 0800 068 3103
Customer Toll Free Service Help Line
within France – 0800 903 069

NEW ZEALAND
James Hardie Building Products
50 O'Rorke Road
Penrose, Auckland
New Zealand
Telephone +64 (9) 579 9919
Facsimile +64 (9) 525 4810
www.jameshardie.co.nz
Ask James Hardie™ Helpline
Toll Free 0800 808 868

PHILIPPINES
James Hardie Building Products
Barangay San Isidro
Cabuyao, Laguna, 4025
Philippines
Telephone +63 (2) 897 8131
Facsimile +63 (2) 895 2994
www.jameshardie.com.ph

NORTH AMERICA
James Hardie Building Products
26300 La Alameda, Suite 400
Mission Viejo
California 92691
United States of America
Telephone +1 (949) 348 1800
Facsimile +1 (949) 367 0185
www.jameshardie.com
Customer Service 1 (866) 4HARDIE



